7

04035377

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IT Holding

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4728 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/12/04

ARLS
12-31-03

IT
HOLDING

ANNUAL REPORT 2003

(Translation from the Italian original which remains the definitive version)

www.itholding.com

TABLE OF CONTENTS

Company bodies	**4**
Group structure	**5**
Directors' Discussion and Analysis	**6**
Market Trends and Significant Events	**6**
The Group	**8**
Results of Operations *8* ▒ Financial Position *10* ▒ Divisions and Geographic Areas *13* ▒ Research and Development *17* ▒ Unusual and Irregular Transactions and Transactions with Related Parties *17* ▒ Other Significant Events *19*	
IT HOLDING S.p.A.	**21**
Results of Operations *21* ▒ Financial Position *22* ▒ Treasury Shares and Shares of Parent Companies *23* ▒ Relationships with Subsidiaries, Affiliates, Parent Companies, Companies Controlled by the Latter and Other Related Parties *23*	
Significant Events after the Year-end	**25**
Outlook	**26**
Shareholdings of Directors, Statutory Auditors and COOs	**26**
Transition to International Financial Reporting Standards	**26**
Corporate Governance	**29**
Proposals of the Board of Directors	**38**
2003 Consolidated Financial Statements	**39**
Balance Sheet *40* ▒ Statement of Income *44* ▒ Notes to the Financial Statements *46* ▒ Exhibits to the Notes to the Consolidated Financial Statements *83* ▒ Independent Auditors' Report *86*	
2003 Financial Statements	**89**
Balance Sheet *90* ▒ Statement of Income *94* ▒ Notes to the Financial Statements *96* ▒ Exhibits to the Notes to the Financial Statements *123* ▒ Key Figures of Main Subsidiaries *126* ▒ Independent Auditors' Report *140* ▒ Report of the Board of Statutory Auditors *142*	
SHAREHOLDER INFORMATION	147
IT HOLDING DIRECTORY	149

Shareholder Information

Company bodies

Board of Directors

EXECUTIVE DIRECTORS	
Chairman and Chief Executive Officer	Tonino Perna
Executive Deputy Chairman	Luca Giuseppe Solca
NON-EXECUTIVE DIRECTORS	
Director	Antonio Di Pasquale
Director	Bruno Assumma
Director	Claudio Demattè *
Director	Salvatore Vicari

* passed away on March 18, 2004

Board of Statutory Auditors

Chairman	Mario Guerrisi
Statutory Auditor	Marco Giuseppe Maria Rigotti
Statutory Auditor	Simone Feig
Alternate Auditor	Valerio Pier Giuseppe Piacentini
Alternate Auditor	Vittorio Silvestri

Independent Auditors

KPMG S.p.A.


IT HOLDING S.p.A.
100% ITTIERRE S.p.A.
100% ITC S.p.A.
16,50% IT RESEARCH S.c.a.r.l.
100% M.A.C. S.p.A.
100% C.I.M. S.r.l. (in liquidation)
100% HYPSOS S.r.l.
100% P.A.F. S.r.l.
17,50% IT RESEARCH S.c.a.r.l.
100% GENTRYPORTOFINO S.p.A.
100% FIRST P. B. BOUTIQUE Inc.
90% ITTIERRE ACCESSORIES S.p.A.
16,50% IT RESEARCH S.c.a.r.l.
100% FIRST RODEO Corp.
100% SERVIZI MODA S.r.l.
100% ELITE S.r.l.
100% FIRST N. Y. BOUTIQUE Inc.
90% IBEX 2001 S.p.A.
80% ITF S.p.A.
100% ITF USA Inc.
100% GIANFRANCO FERRÉ HOLDINGS Inc.
100% GIANFRANCO FERRÉ USA Inc.
16,50% IT RESEARCH S.c.a.r.l.
80% EUROHOLDING FASHION S.A.
100% M.A.C. DEUTSCHLAND GmbH
100% GIGLI S.p.A.
100% V2I HOLDING S.A.
80% INTERSTYLE HOLDING S.A.
100% GF MONTAIGNE S.a.s.
80% ALLISON CANADA Inc.
80% MODA BRAND HOLDING S.A.
99,996% ITTIERRE FRANCE S.A.
100% ALLISON S.p.A.
93% ALLISON EYEWEAR Inc.
100% M.A.C. SOHO Llc.
99,90% QUARTERMAIN Ltd.
100% FERRÉ FINANCE S.A.
100% DESIL S.p.A.
100% M.A.C. MADISON Llc.
100% M.A.C. FRANCE E.u.r.l.
16,50% IT RESEARCH S.c.a.r.l.
100% M.A.C. COLORADO Llc.
100% GIANFRANCO FERRÉ FRANCE E.u.r.l.
100% GIANFRANCO FERRÉ S.p.A.
100% NUOVA ANDREA FASHION S.p.A.
100% M.A.C. BAL HARBOUR Llc.
100% M.A.C. MARBELLA S.L.
100% GF MANUFACTURING S.r.l. (in liquidation)
100% M.A.C. PALM BEACH Llc.
100% GIANFRANCO FERRÉ UK Ltd.
16,50% IT RESEARCH S.c.a.r.l.
100% M.A.C. CHICAGO Llc.
100% M.A.C. JAPAN Inc. (in liquidation)
100% MADEFERRÉ S.r.l. (in liquidation)
100% M.A.C. CLINTON Llc.
100% M.A.C. UK Ltd. (unconsolidated)
100% M.A.C. WOODBURY Llc.
100% IT ASIA PACIFIC Ltd.
100% MAGIC STYLE S.r.l.
100% MANIFATTURE ASSOCIATE CASHMERE USA Inc.
100% ITTIERRE MODEN GmbH
100% IT FINANCE AND TRADING B.V.
100% HOBBYMARKT WASSENAAR B.V.
100% IT Holding USA Inc.
100% ITTIERRE SUISSE GmbH
100% IT USA Inc.

Directors' Discussion and Analysis (DD&A)

Market Trends and Significant Events

In 2003, the macroeconomic slowdown worsened in Europe, while showing signs of recovery in the United States and Japan, especially during the fourth quarter. Moreover, unemployment rates in the US and Japan did not drop as predicted by forecasts. The conflict in Iraq, the many terrorist scares, and the spread of SARS in the Far East have worn on consumer confidence and increased the volatility of financial markets, causing downwards revisions in world economic growth forecasts for 2004.

The Group operates in many sectors, all within the luxury goods industry, notoriously the most vulnerable to changes in consumers' attitudes and the most susceptible to events that affect them. Accordingly, it appears reasonable to forecast that demand will not substantially change, even if it may recover slightly over that of the last two years.

In an operating environment such as this, the Group's ability to boost performance in forthcoming years will depend more on the measures it takes to recover profitability and efficiency than on assumptions of growth in operating volumes. To this end, the Group continued to pursue its cost savings policy and increasing operating efficiency during the year. It also completed a strategic re-focusing on business areas in which it is capable of keeping or gaining leadership positions on international markets, through both owned and licensed brands.

Economizing on costs has entailed the redefinition of the Group's relationship management policy for the various types of business partners, in addition to constant streamlining and rationalization of organizational structures. Group structures have become more specialized in their respective activities, and the Group's organization has been rationalized, forming the foundation for optimal management of a wide variety of business areas. These measures have served to increase operating efficiency. In this view, during the year, all direct distribution activities were fully concentrated under one Dutch sub-holding company directly owned by IT Holding since 2003, and all subsidiaries active in the ready-to-wear and accessories division were brought under the control of ITTIERRE S.p.A.. This reorganization and simplification process will continue into 2004 as well, when each foreign country will see all its business activities combined into one legal entity.

This strategic refocusing has led to the decision to group together ready-to-wear and accessories division resources, using as leverage owned and licensed brands with satisfactory profitability and the capacity to develop high current or potential business volumes. In line with the new project, the Group made significant progress in this direction in 2003 and during the first few months of 2004.
In particular, with regard to strategic business, the project entailed the following:

- the internalization of the Gianfranco Ferré Studio, Gianfranco Ferré Forma, and GFF collections, with their new labels, Gianfranco Ferré (white label), Gianfranco Ferré (red label), and GF Ferré;
- the launch of the new GF Ferré collection, replacing Gianfranco Ferré Jeans and GFF;
- the renovation of the Gianfranco Ferré boutiques in Milano, Capri, Porto Cervo and Cannes, based on the new store concept;

- the opening of new Gianfranco Ferré boutiques in Paris and, in early 2004, in Munich;
- the opening of two franchised GF Ferré boutiques in Las Vegas and Roma;
- obtaining the license to develop the young collections of the Costume National fashion house.

With regard to non-strategic business, the following measures were taken:

- the sale of the perfume business in March 2004;
- the control of investments in the Romeo Gigli brand and the beginning of a process to decide whether or not the brand should be sold.

Together, the persistent crisis in this industry and the strategic refocusing that this has entailed have had a negative impact on the Group's result for the year, a consolidated net loss of approximately Euro 73 million. The loss for the year, which in any case demonstrates strong turnover and operating profit, is mainly due to the write-off of the Romeo Gigli trademark and the write-downs of goodwill arising on consolidation, totaling Euro 57 million.

The interest shown by potential buyers in the Romeo Gigli brand gives the Group good reason to believe that it could be sold as early as 2004. However, the Romeo Gigli trademark was written off in full to take into account the uncertainty of the transaction.

Goodwill arising on consolidation was written down for reasons of prudence, since current market prospects do not ensure its recovery with sufficient certainty or within reasonable timeframes.

Certain industrial groups that once issued corporate bonds as a means of financing have been recently declared in states of insolvency. This has turned the public against outstanding bonds and led it to view with unusual and understandable scrutiny the prospective ability of issuers to fulfill their commitments at maturity.

The IT Holding Group plans to repay the Ferré bond maturing in May 2005 by taking the following measures:

- strategic refocusing which should generate a recovery in profitability in the short term;
- improvement in the management of working capital, despite the substantial stability of the volume of operations;
- investment control. Most of the investments required to relaunch the Ferré brands were completed before the end of the year;
- the sale of non-strategic business activities, which to led to the sale of the perfume business in March 2004, generating Euro 31.5 million.

Furthermore, with the assistance of banks, the Group is currently planning transactions to refinance a portion of the Euro 200 million maturing in 2004. This should sustain business management and development, while preventing the timing of the above events from creating financial tension.

The Group

The results of operations and the financial position of the IT Holding Group are summarized below.

Results of Operations

The 2003 consolidated statement of income is summarized as follows:

(In thousands of Euros)	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Net revenues	**668,211**	**100.0**	**655,292**	**100.0**	**2.0**
of which royalty income	12,925	1.9	16,419	2.5	(21.3)
COGS	(253,244)	37.9	(265,426)	40.5	(4.6)
Gross profit	**414,967**	**62.1**	**389,866**	**59.5**	**6.4**
SG&A	(342,613)	51.3	(314,209)	47.9	9.0
EBITDA	**72,354**	**10.8**	**75,657**	**11.5**	**(4.4)**
Amortization/depreciation	(30,204)	4.5	(25,520)	3.9	18.4
EBITA	**42,150**	**6.3**	**50,137**	**7.7**	**(15.9)**
Goodwill and trademark amortization	(17,598)	2.6	(17,044)	2.6	3.3
Extraordinary write-downs	(56,483)	8.5	-	n.s.	n.s.
EBIT	**(31,931)**	**4.8**	**33,093**	**5.1**	**n.s.**
Financial income (charges)	(37,514)	5.6	(25,115)	3.8	49.4
Extraordinary income (charges)	(5,114)	n.s.	(3,554)	n.s.	43.9
Pre-tax income (loss) before minority interests	**(74,559)**	**11.2**	**4,424**	**n.s.**	**n.s.**
Income taxes	1,667	n.s.	98	n.s.	n.s.
Income (loss) before minority interests	**(72,892)**	**10.9**	**4,522**	**n.s.**	**n.s.**
Minority interests in net (income) loss	72	n.s.	(584)	n.s.	n.s.
Net income (loss)	**(72,964)**	**10.9**	**5,106**	**n.s.**	**n.s.**
Adjusted net income	**1,117**	**0.2**	**22,150**	**3.4**	**(95.0)**
EPS adjusted	**0.00**		**0.10**		

n/m: not meaningful

In 2003, the Group recorded net revenues of Euro 668,211 thousand, up by 2%, or Euro 12,919 thousand, on 2002. On a line-by-line basis and at constant exchange rates, the increase would have been 6.4%. This is because the 2002 figures included revenues from Romeo Gigli's brands as well as the Husky brand, which were licensed to third parties in 2003, and because the US dollar fell an average of 19.65% against the Euro during the year.

The trend in net revenues reflects the substantial stability of the ready-to-wear and accessories division and a slight drop of 5.0% in the eyewear division due to a particularly slow market. It is also due to a sharp increase of 84.3% in perfumes following the internalization of Ferré brand licenses and the outstanding success of new fragrances on the market, as well as a significant drop in royalties of 21.3%. The latter is the result of the internalization of Ferré perfumes, and the fact that, since the previous licensee GF MANUFACTURING S.r.l. was not consolidated, 2002 included royalty income on an entire sales season of the main Gianfranco Ferré ready-to-wear and accessories collections.

Net revenues analyzed by distribution channel are as follows:

(In thousands of Euros)	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Wholesale	599,189	89.7	590,771	90.2	1.4
Retail	56,097	8.4	48,102	7.3	16.6
Royalty income	12,925	1.9	16,419	2.5	(21.3)
Net revenues	**668,211**	**100.0**	**655,292**	**100.0**	**2.0**

Direct retail revenues of Euro 56,097 thousand rose by more than 1% as a percentage of total revenues. This is mainly due to the opening of a new Gianfranco Ferré boutique in Paris at the beginning of the year and the opening of two new factory outlets in the last few months of the year to dispose of the season's stock.

Net revenues analyzed by owned and licensed brands are as follows:

(In thousands of Euros)	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Ferré	108,838	16.3	100,698	15.4	8.1
Other owned brands	109,282	16.4	125,909	19.2	(13.2)
Licensed brands	437,166	65.4	412,266	62.9	6.0
Royalty income	12,925	1.9	16,419	2.5	(21.3)
Net revenues	**668,211**	**100.0**	**655,292**	**100.0**	**2.0**

Revenues from owned brands, including royalty income, as a percentage of total revenues, decreased by 2.5% from 34.6% in 2002 to 32.7% in 2003. Nonetheless, revenues from the Ferré brands rose by Euro 3,609 thousand (+3.2%) on 2002 to Euro 117,675 thousand, and also increased slightly (+0.2%) as a percentage of total consolidated revenues. Conversely, revenues from other owned brands dropped Euro 15,590 thousand (-13.7%) to Euro 113,370 thousand, accounting for 17.0% of total revenues, 2.7% less than in 2002. This trend is mainly due to the licensing of Romeo Gigli brands and the Husky brand to third parties in 2003, as mentioned above.

The gross profit grew by 6.4% to Euro 414,967 thousand and accounted for 62.1% of total revenues, versus 59.5% in the previous year. This positive performance was partly due to the improvement in ITTIERRE S.p.A.'s production efficiency and the increased contribution of revenues from the perfume division, whose gross profit is stronger in structure that that of the ready-to-wear and eyewear divisions.

EBITDA decreased by 4.4% to Euro 72,354 thousand and accounted for 10.8% of total revenues, versus 11.5% in 2002. The slight decrease in EBITDA as a percentage of revenues was due to specific negative factors whose impact exceeded that of the improvement in the gross profit. Specifically, the unfavorable exchange rate trend mentioned above, the increase in advertising expenditure to relaunch the Ferré brand, and the increase in royalty expense beginning in the second half of 2002 following the renewal of certain license agreements.

EBITA before trademark and goodwill amortization decreased by 15.9% to Euro 42,150 thousand and accounted for 6.3% of total revenues, versus 7.7% in 2002. This further drop compared to EBITDA was due to the increase in depreciation/amortization, mainly following the significant capital expenditure of 2003 to extend and renovate owned Gianfranco Ferré boutiques and to launch the new GF Ferré brand.

Extraordinary write-downs of Euro 56,483 thousand reflected the write-off of the Romeo Gigli brand, whose book value had been Euro 29,214 thousand, and the write-downs of goodwill arising on consolidation of Euro 22,729 thousand. These write-downs were recorded in line with the Group's strategies, market forecasts and the principle of prudence inherent in the Group's accounting policies.

Mainly as an effect of these write-downs, 2003 EBIT amounted to a negative Euro 31,931 thousand, versus the positive Euro 33,093 thousand of 2002.

Net financial charges of Euro 37,514 thousand increased by Euro 12,399 thousand on the previous year. This rise was mainly due to the Group's increased factoring of receivables without recourse, part of the securitization plan since 2003. Furthermore, the discount commissions on the trade receivable factoring transaction were paid in installments, causing initial financial charges to exceed average financial charges expected in the five years of the transaction. The greater financial charge for 2003 is estimated at Euro 4,300 thousand, and will be absorbed from 2004 on.
The securitization plan enables the holding company to acquire junior notes, whose returns are linked to the performance of receivables sold. IT HOLDING S.p.A. has taken advantage of this opportunity and intends to do so also in the future so that, when the plan is up and running, financial income from junior notes will partially offset factoring charges at consolidated level. The sum of the above effects will be the actual financial charge of the transaction.

Financial position

The financial position of the IT HOLDING Group as at December 31, 2003 is shown below.

(In thousands of Euros)	**12/31/2003**	**12/31/2002**
Intangible assets	262,473	329,724
Tangible assets	51,208	55,067
Long-term financial assets	6,634	13,033
Fixed assets	**320,315**	**397,824**
Inventories	167,313	145,116
Accounts receivable	75,303	124,994
Accounts payable	(200,014)	(162,548)
Other net assets (liabilities)	98,989	58,019
Net working capital	**141,591**	**165,581**
Severance pay fund	**(15,398)**	**(14,214)**
Net invested capital	**446,508**	**549,191**
Financed by:		
Short-term financial payables	41,803	55,525
Medium-term financial payables	288,381	292,084
Accrued liabilities on loans and bond	10,813	10,303
Cash and cash equivalents and other securities - short term	(67,109)	(56,284)
Accrued interest income on securities	(150)	(103)
Net financial debt	**273,738**	**301,525**
Shareholders' equity (including minority interests)	**172,770**	**247,666**
Sources of financing	**446,508**	**549,191**

The financial position of the IT HOLDING Group as at December 31, 2003 is analyzed in detail below. Certain reclassifications have been made with respect to the previous year. These were considered necessary to give a fairer view of the Group's financial position as at December 31, 2002. Accordingly, the figures as at December 31, 2002 have been reclassified in the same way for comparative purposes.

Fixed assets

The balance of Euro 320,315 thousand at year end decreased by Euro 77,509 thousand on December 31, 2002, mainly due to the net effect of capital expenditure, amortization and depreciation and write-downs (discussed in the above paragraph and in the notes to the consolidated financial statements).

Net capital expenditure totaled Euro 33,295 thousand, including Euro 27,078 thousand invested in intangible assets and Euro 6,217 thousand in tangible assets. Capex mainly related to the renovations in line with the new store concept of the Gianfranco Ferré boutiques in Milano (with adjacent spa), Cannes, Capri and Porto Cervo, the opening of a new Gianfranco Ferré boutique in Paris, and the launch of the new GF Ferré brand and new fragrances under owned and licensed brands.

Current assets

Current assets amounted to Euro 141,591 thousand at year end, down by Euro 23,990 thousand on December 31, 2002. This decrease was due to the increased factoring of receivables without recourse and the rise in trade payables following improved payment terms, partly offset by the growth in inventories, trade receivables, and receivables due from others.

Net invested capital

Net invested capital decreased by Euro 102,683 thousand to Euro 446,508 thousand. Euro 172,770 thousand of net invested capital is covered by own funds (including minority interests) and Euro 273,738 thousand by those of third parties.

Net financial debt

Net financial debt amounted to Euro 273,738 thousand, down by Euro 27,787 thousand on year end 2002, following the increased factoring of trade receivables without recourse, as mentioned above.

Condensed statements of cash flow

(In thousands of Euros)	12/31/2003	12/31/2002
Net income including minority interests	(72,892)	4,522
Amortization/depreciation	104,284	42,484
Accruals (severance pay fund and other provisions)	6,818	6,949
Self-financing	**38,210**	**53,955**
Change in accounts receivable	49,691	(51,720)
Change in accounts payable	37,466	16,354
Change in inventories	(22,197)	(16,865)
Change in other payables and receivables	(46,605)	(20,540)
Change in net working capital	18,355	(72,771)
Operating cash flow	**56,565**	**(18,816)**
Change in long-term financial assets	6,399	(7,907)
Capital expenditures	(33,173)	(33,425)
Free Operating Cash Flow	**29,791**	**(60,148)**
Discretionary cash flow	**29,791**	**(60,148)**
Purchases	-	(188,176)
Change in shareholders' equity	(2,004)	106,886
Pre-financing cash flow	**27,787**	**(141,438)**
Change in short-term debt	(13,259)	(108,419)
Change in medium/long-term debt	(3,703)	249,615
Change in cash and cash equivalents	(10,825)	242
Change in net debt	**(27,787)**	**141,438**

In 2003, IT HOLDING Group self-financing amounted to Euro 38,332 thousand.

In addition to self-financing, cash flows generated by the change in current assets funded the Group. These cash flows amounted to Euro 18,355 thousand and can be analyzed as follows:

- trade receivables decreased, generating Euro 49,691 thousand, mainly due to the increased factoring of trade receivables without recourse;
- the improved management of payments to suppliers generated Euro 37,466 thousand;
- inventories absorbed Euro 22,197 thousand, mainly due to the launch of the Gianfranco Ferré collections, previously licensed to the Marzotto Group. The increase in inventories was also due to the time it took to dispose of stock through direct factory outlets;
- other payables and receivables increased, absorbing Euro 46,605 thousand. The main items were the following:
  - increased sample costs incurred in 2003 and deferred to 2004 on an accruals basis, in relation to the Ferré licenses that were internalized during the year and to the new C'N'C Costume National license;
  - the increase in amounts due from the tax authorities for VAT and IRPEG, which rose by around Euro 20 million in 2003.

Accordingly, operating cash flow totaled Euro 56,687 thousand, showing a clear improvement on the negative Euro 18,816 thousand of 2002.

The consolidation of GF MONTAIGNE S.A. generated a decrease of Euro 6,399 thousand in long-term financial assets and an increase in other fixed assets.

In line with 2002, capital expenditure amounted to Euro 33,295 thousand and mainly related to:

- the development and renovating of the Gianfranco Ferré brand retail network, as mentioned above;
- the opening of Gianfranco Ferré showrooms in Munich and London and the renovation of the showroom in via Fogazzaro in Milano, dedicated to the C'N'C Costume National collection from January 2004;
- the launch of the GF Ferré brand, which replaced the Ferré Jeans and GFF collections;
- the capitalization of charges related to the structuring of the securitization plan;

* the launch of new perfumes, as discussed above.

As a result, free operating cash flow was a positive Euro 29,791 thousand.
Given that there were no acquisitions or sales and following a decrease in shareholders' equity due to the translation difference arising on the depreciation of the US dollar and British pound against the Euro, 2003 ended with a positive pre-financing cash flow of Euro 27,787 thousand.
Accordingly, the positive pre-financing cash flow reduced the Group's short-term and medium/long-term debt.

Divisions and Geographic Areas

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Ready-to-wear and accessories	573,560	85.8	564,966	86.2	1.5
Eyewear	57,083	8.5	60,072	9.2	(5.0)
Perfume	25,500	3.8	13,835	2.1	84.3
Royalty income	12,925	2.0	16,419	2.5	(21.3)
Interdivisional	(857)	(0.1)	-	-	-
Net revenues	**668,211**	**100.0**	**655,292**	**100.0**	**2.0**

n/m: not meaningful

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Italy	281,748	42.2	258,894	39.5	8.8
Europe *	229,969	34.4	223,130	34.1	3.1
Americas	77,109	11.5	83,591	12.8	(7.8)
Far East and Japan	45,831	6.9	51,852	7.9	(11.6)
Rest of the world	20,629	3.1	21,406	3.2	(3.6)
Royalty income	12,925	1.9	16,419	2.5	(21.3)
Net revenues	**668,211**	**100.0**	**655,292**	**100.0**	**2.0**

** without Italy*

Ready-to-Wear and Accessories Division

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Net revenues	**590,759**	**100.0**	**586,269**	**100.0**	**0.8**
of which royalty income	17,199	2.9	21,303	3.6	(19.3)
COGS	(221,146)	37.4	(231,840)	39.5	(4.6)
Gross profit	**369,613**	**62.6**	**354,429**	**60.5**	**4.3**
SG&A	(302,330)	51.2	(282,375)	48.2	7.1
EBITDA	**67,283**	**11.4**	**72,054**	**12.3**	**(6.6)**
Amortization/depreciation	(24,998)	4.2	(21,318)	3.6	17.3
EBITA	**42,285**	**7.2**	**50,736**	**8.7**	**(16.7)**
Goodwill and trademark amortization	(16,870)	2.9	(16,292)	2.8	3.5
Extraordinary write-downs	(52,513)	8.9	-	n.s.	n.s.
EBIT	**(27,098)**	**4.6**	**34,444**	**5.9**	**n.s.**
Financial income (charges)	(32,322)	5.5	(22,804)	3.9	41.7
Extraordinary income (charges)	(4,823)	n.s.	(3,692)	n.s.	30.6
Pre-tax income (loss) before minority interests	**(64,243)**	**10.9**	**7,948**	**1.4**	**n.s.**
Income taxes	1,722	n.s.	116	n.s.	n.s.
Income (loss) before minority interests	**(62,521)**	10.6	8,064	1.4	n.s.
Minority interests in net (income) loss	223	n.s.	(418)	n.s.	n.s.
Net income (loss)	**(62,744)**	**10.6**	**8,482**	**1.4**	**n.s.**

n/m: not meaningful

The change in the ready-to-wear and accessories division largely reflects the trends discussed above at consolidated level.

Net revenues rose by 0.8% to Euro 590,759 thousand, confirming this division as the Group's main source of revenues. As a percentage of total revenues, this division showed substantial stability from 2002 to 2003.

Sales can be broken down by the most significant geographical areas as follows:

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Italy	239,510	40.5	224,307	38.3	6.8
Europe *	210,126	35.6	210,075	35.8	n.s.
Americas	65,254	11.0	69,470	11.8	(6.1)
Far East and Japan	43,389	7.3	48,624	8.3	(10.8)
Rest of the world	15,281	2.7	12,490	2.2	22.3
Royalty income	17,199	2.9	21,303	3.6	(19.3)
Net revenues	**590,759**	**100.0**	**586,269**	**100.0**	**0.8**

** without Italy*

Eyewear Division

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Net revenues	**57,083**	**100.0**	**60,072**	**100.0**	**(5.0)**
COGS	(25,813)	45.2	(29,456)	49.0	(12.4)
Gross profit	**31,270**	**54.8**	**30,616**	**51.0**	**2.1**
SG&A	(29,400)	51.5	(27,454)	45.7	7.1
EBITDA	**1,870**	**3.3**	**3,162**	**5.3**	**(40.8)**
Amortization/depreciation	(3,382)	5.9	(3,602)	6.0	(6.1)
EBITA	**(1,512)**	**2.6**	**(440)**	**0.7**	**n.s.**
Goodwill and trademark amortization	(365)	n.s.	(389)	n.s.	(6.2)
Extraordinary write-downs	(2,159)	3.8	-	-	-
EBIT	**(4,036)**	**7.1**	**(829)**	**1.4**	**n.s.**
Financial income (charges)	(3,840)	6.7	(2,160)	3.6	n.s.
Extraordinary income (charges)	(360)	n.s.	145	n.s.	n.s.
Pre-tax income (loss) before minority interests	**(8,236)**	**14.4**	**(2,844)**	**4.7**	**n.s.**
Income taxes	112	n.s.	46	n.s.	n.s.
Income (loss) before minority interests	**(8,124)**	**14.2**	**(2,798)**	**4.7**	**n.s.**
Minority interests in net (income) loss	(94)	n.s.	(132)	n.s.	(28.8)
Net income (loss)	**(8,030)**	**14.1**	**(2,666)**	**4.4**	**n.s.**

n/m: not meaningful

The performance of this division reflected the effects of the market slowdown in the sector and, specifically, the effects of the significant reduction of around Euro 7 million in sales to Nike on the previous year. However, the sharp turnaround in the fourth quarter of 2003 offset the slowdown that led to a reduction in the Allison Group's 2003 revenues. Net revenues dropped by 5.0% to Euro 57,083 thousand, versus Euro 60,072 thousand in 2002.

Eyewear sales can be broken down by geographical area as follows:

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Italy	27,855	48.8	24,363	40.6	14.3
Europe *	15,990	28.0	13,073	21.8	22.3
Americas	7,818	13.7	13,158	21.9	(40.6)
Far East and Japan	2,009	3.5	3,227	5.4	(37.8)
Rest of the world	3,411	6.0	6,251	10.4	(45.4)
Net revenues	**57,083**	**100.0**	**60,072**	**100.0**	**(5.0)**

** without Italy*

2003 eyewear figures broken down by geographical area show this division's strong performance in Europe, with growth of 22.3% and net revenues of Euro 15,990 thousand, versus Euro 13,073 thousand in 2002, following the consolidation of the sales network. The gross profit as a percentage of net revenues rose from 51% to 54.8%, due to the improvement in production efficiency. Nonetheless, EBITDA decreased, mainly as a result of the costs relating to the new offices in Padova, the increase in the sales force, and the advertising costs incurred to launch the Gianfranco Ferré, GF Ferré, Vivienne Westwood, Les Copains, and John Richmond collections.

Similarly to the write-down recorded at consolidated level, goodwill arising on consolidation was written down by Euro 2,074 thousand, and molds were written down by Euro 85 thousand.

Net of the increase in financial charges related to the change in current assets and following the above write-downs, the pre-tax loss for 2003 amounted to Euro 8,031 thousand, versus a loss of Euro 2,666 thousand in 2002.

Perfume Division

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Net revenues	**25,500**	**100.0**	**13,835**	**100.0**	**84.3**
COGS	(6,577)	25.8	(4,187)	30.3	57.1
Gross profit	**18,923**	**74.2**	**9,648**	**69.7**	**96.1**
SG&A	(15,722)	61.7	(9,207)	66.5	70.8
EBITDA	**3,201**	**12.6**	**441**	**3.2**	**n.s.**
Amortization/depreciation	(1,824)	7.2	(601)	4.3	n.s.
EBIT	**1,377**	**5.4**	**(160)**	**1.2**	**n.s.**
Financial income (charges)	(1,352)	5.3	(151)	1.1	n.s.
Extraordinary income (charges)	70	n.s.	(5)	n.s.	n.s.
Pre-tax income (loss) before minority interests	**95**	**n.s.**	**(316)**	**2.3**	**n.s.**
Income taxes	(166)	n.s.	(65)	n.s.	n.s.
Income (loss) before minority interests	**(71)**	**n.s.**	**(381)**	**2.8**	**81.3**
Minority interests in net (income) loss	(57)	n.s.	(33)	n.s.	(72.7)
Net income (loss)	**(14)**	**n.s.**	**(348)**	**(2.5)**	**95.9**

n/m: not meaningful

This division is headed by ITF S.p.A., the IT HOLDING Group's vehicle for the development of the perfumes sector. ITF S.p.A. licenses many brands, including, but not limited to, Romeo Gigli and Gianfranco Ferré (Group owned) and Roberto Cavalli, for their perfume and cosmetics collections. It also has a number of other distribution agreements. Net revenues of this division amounted to Euro 25,500 thousand in 2003, following the exceptional success of the fragrance launches during the year.

In terms of profitability, margins improved considerably given the strong sales trends. The post-launch development of the Essence d'Eau - Gianfranco Ferré, Incanto - Salvatore Ferragamo, and Romeo Gigli women's fragrances and the Roberto Cavalli Man cologne during the year boosted EBITDA to 12.6% as a percentage of net revenues and Euro 3,201 thousand, versus Euro 441 thousand in 2002.

(In thousands of Euros)

	12/31/2003	% of net revenues	12/31/2002	% of net revenues	% Increase (Decrease)
Italy	15,152	59.4	10,153	73.4	49.2
Europe *	3,888	15.2	-	n.s.	n.s.
Americas	4,090	16.0	1,017	7.3	n.s.
Far East and Japan	433	1.8	-	n.s.	n.s.
Rest of the world	1,937	7.6	2,665	19.3	(27.3)
Net revenues	**25,500**	**100.0**	**13,835**	**100.0**	**84.3**

** without Italy*
n/m: not meaningful

The geographical breakdown of net revenues shows this division's strong performance in Italy and the US, where a direct distribution company is located. It also shows the beginning of operations in other European countries and the rest of the world.

On March 25, 2004, IT HOLDING S.p.A. sold its shareholding in ITF S.p.A. through IBEX 2001 S.p.A. to I.C.R. - Industrie Cosmetiche Riunite S.p.A., owned by Mr. Roberto Martone. This transaction is described in "Significant Events after the Year-end."

Research and Development

Since 1999, the Group has incurred considerable costs for research into the production, styling and marketing of new clothing and accessories under new brands which it owns or has acquired under license agreements.

Unusual and Irregular Transactions and Transactions with Related Parties

Transactions and balances between consolidated Group companies have been eliminated from the consolidated financial statements and are not discussed herein.
However, economic and financial relationships between the holding company and its subsidiaries are discussed in the section of this report on IT HOLDING S.p.A.

In accordance with CONSOB communications, article 2359 of the Italian Civil Code and IAS 24, the Group's relationships with parent companies, unconsolidated subsidiaries, and other related parties are summarized below:

(In thousands of Euros)

	RECEIVABLES	PAYABLES	REVENUES	COSTS
Parent companies:				
PA Investments S.A.	1,447	12	502	71
GTP HOLDING S.p.A.	4	-	-	-
Companies controlled by PA Investments S.A.:				
Diners Club Italia S.p.A.	1	485	-	-
Unconsolidated subsidiaries:				
MADE FERRÉ S.r.l. - in liquidation	47	-	-	-
M.A.C. UK Ltd. - inactive since October 2003	3,203	832	143	605
C.I.M. - Compagnia Italiana Maglierie S.r.l. - in liquidation	1	17	-	4
MAC Japan Inc. - in liquidation	41	30	-	-
GF MANUFACTURING S.r.l. - in liquidation	1,685	885	-	9
FINANCIÈRE MELPAR HOLDING S.A. - liquidated	-	-	-	37
Other related parties:				
I.C.R. - Industrie Cosmetiche Riunite S.p.A.	4	8,657	128	11,815
Pavia & Ansaldo Law Firm	-	90	-	375
Other sundry	1,040	666	1,407	2,210

Parent Companies

- Receivables and revenues from the parent company PA Investments S.A. comprise interest income accrued by the Group following the settlement of a payable in advance, charges for IT services, and recharges for expenses. Payables and costs to the parent company relate to administrative and tax services provided thereby to Group companies based in Luxembourg.
- Receivables due from GTP HOLDING S.p.A. of Euro 4 thousand relate to expenses incurred by IT HOLDING S.p.A. on its behalf during the year.

Companies Controlled by PA Investments S.A.

- DINERS CLUB ITALIA S.P.A.. Payables refer to payments to Group company suppliers using the Diners credit card (Euro 440 thousand) and the use of company credit cards (Euro 44 thousand). Diners Club Italia S.p.A. has been considered a related party as it was owned by PA Investments S.A. until July 2003.

Unconsolidated Subsidiaries

- GF MANUFACTURING S.r.l. (in liquidation). Receivables of Euro 1,685 thousand mainly relate to amounts due from GIANFRANCO FERRÉ S.p.A. for the factoring of intercompany receivables. Payables, revenues, and costs all relate to this company's purchases from the Group's manufacturing companies.
- MADE FERRÉ (in liquidation) Payables are of a trading nature.
- MAC UK LTD. (dormant since October 2003). Receivables of Euro 3,203 thousand relate to the opening of a current account overdraft by ITTIERRE S.p.A. Payables of Euro 211 thousand relate to the intercompany current account held by IT HOLDING S.p.A.. They also relate to trade payables for credit notes issued to M.A.C. - Manifatture Associate Cashmere S.p.A.. Revenues almost entirely relate to interest on the credit line opened by ITTIERRE S.p.A., whereas costs are almost all of a trading nature.

Other Related Parties

- I.C.R. - Industrie Cosmetiche Riunite S.p.A.. All transactions with this company were of a trading nature as the company produces perfumes sold by ITF S.p.A.. Payables related to the acquisition of the business activity described in the section on "Significant Events".
- The December 31, 2003 balance of payables and the related costs due to a law firm, one of whose partners is on the Board of Directors of the parent company, relates to legal services provided to Group companies.
- The remaining balances represent transactions with counterparties, some of whom are closely related to Group directors.

There were no irregular or unusual transactions during 2003.
Transactions were carried out on an arm's length basis.
Additional details on relationships with related parties are provided in the notes to the consolidated financial statements.

Other Significant Events

- On July 8, 2003, pursuant to Law no. 52/91, the IT HOLDING Group and the Milano branch of Crédit Lyonnais S.A., as arranger, signed a trade receivable securitization agreement. The agreement provides for a maximum amount of Euro 200.000 thousand, a five-year duration, and the factoring of trade receivables without recourse. It involves seven Group companies: ITTIERRE S.p.A., ITC S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITF S.p.A., ITTIERRE FRANCE S.A., and ITTIERRE MODEN GmbH as originators. The preliminary conditions for the finalization of the transaction included due diligence reviews of the administrative, IT and management procedures for the trade receivables of the Group companies involved. Crédit Lyonnais S.A. and Eurofactor S.A. performed the reviews, the latter as securitization agent. The receivables were judged to be compatible with the issue of commercial paper by a foreign multi-seller vehicle (LMA S.A.) with an A1/P-1 rating. The securities issued were acquired by specialized institutional investors. The seven originators have maintained their relationships with debtors as is, since they were appointed securitization servicers and are therefore responsible for collecting and recovering the factored receivables. The aim of the transaction is to make a source of financing available at a competitive cost, taking the middleman out of the financing and drawing on international financial markets to sustain the Group's growth in turnover over the medium term. The securitization described above also has the following effects:
  - test the efficiency of internal administrative procedures;
  - provide an accurate and quantitative basis for managing current assets.

  At the same time, the following agreements in place between IT HOLDING S.p.A. and the Milano branch of Crédit Lyonnais S.A. were terminated in advance:
  - the servicing agreement signed on December 20, 2002, for the administration and management - including the collection of receivables and management of bad debts - of receivables factored without recourse to the bank by the subsidiaries ITTIERRE S.p.A. ALLISON S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., and ITF S.p.A..
  - the joint venture agreement signed on December 20, 2002 with the Milano branch of Credit Lyonnais S.A. through which the active partner (Credit Lyonnais S.A.) offered the silent partner (IT HOLDING S.p.A.) a share in the profits on the purchase, management and collection of receivables, as described above in relation to the servicing project. Under this agreement, IT HOLDING S.p.A. made an initial contribution commensurate with the receivables factored by the subsidiaries ITTIERRE S.p.A., ALLISON S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., and ITF S.p.A.. The termination of these agreements led to the collection of the amount of the contribution.

- On September 30, 2003 Standard & Poor's rated IT HOLDING S.p.A. "B+/Stable". This is a way of measuring the company's credit worthiness on the basis of its economic and financial performance in the last five years and its medium-term business plans and in terms of management's ability to achieve them. IT HOLDING S.p.A. requested the rating from Standard & Poor's and subsequently published it to demonstrate its transparency with financial markets in general and the corporate bond market in particular. The "Ferré Finance 7% 05/05" bond issued by a subsidiary of IT HOLDING S.p.A. in May 2002 to finance the acquisition of the Ferré Group was being traded at very low levels, which did not correspond to the credit worthiness of a company with a "B" rating. This was due to the attitude of financial operators, in a climate of uncertainty and wariness following the default of Cirio. The "Ferré Finance 7% 05/05" bond recovered considerably after the publication of the rating, as is shown below:


Backpage
N184 Corp GP
FERRE 7 05/05 € Market 89.500/91.250 Prev 89.000 UBMX
Bid Line
1/4
Range
Period Daily
Upper Chart: Bid Line
Moving Averages
Source
1) News
UBMX/Close/Bid
Last 88.000
High 10/30/03 90.500
Average 85.984
Low 09/12/03 82.500
91.000
90.000
89.000
88.000
87.000
86.000
85.000
84.000
83.000
82.000
01 08 15 22
2003 Jul
01 08 15 22
2003 Aug
01 08 15 22
2003 Sep
01 08 16 22
2003 Oct
03 10 16 25
2003 Nov
01 09 18 23
2003 Dec
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
0 15-Mar-04 17:03:46

In February 2004, Standard and Poor's confirmed the Group's rating, but changed its forecasts from stable to negative.

This change does not reflect the Group's performance or financial position, but is due to the higher degree of selectivity of the credit market with regard to Italian companies following the default of the Parmalat Group.

IT HOLDING S.p.A.

Results of Operations

The performance of the holding company is shown below, on the basis of CONSOB regulations:

(In thousands of Euros)	12/31/2003	12/31/2002
Financial income and (charges)		
income from shareholdings:		
- subsidiaries	42,969	28,882
other financial income:		
long-term receivables		
- subsidiaries	17,137	11,099
- other parties	1	1
marketable securities that do not constitute shareholdings	5,461	353
other financial income:		
- parent companies	-	187
- other parties	993	382
interest and other financial charges:		
- subsidiaries	(5,418)	(2,926)
- other parties	(11,606)	(10,576)
Total financial inocme and (charges)	**49,537**	**27,402**
Adjustments to fiancial asset values		
write-downs:		
- shareholdings	(36,900)	(37,326)
- long-term financial assets that do not constitute shareholdings	(33,589)	-
- securities included under marketable securities	(3)	-
Total adjustments to fiancial asset values	**(70,492)**	**(37,326)**
Other operating income	**6,914**	**7,805**
Other operating costs:		
- non financial services	(5,269)	(5,810)
- use of third party assets	(964)	(730)
- personnel	(2,192)	(3,115)
- amortization/depreciation and write-downs	(4,081)	(3,516)
- sundry operating costs	(98)	(197)
Total other operating costs	**(12,604)**	**(13,368)**
Result from ordinary activities	**(26,645)**	**(15,487)**
Extraordinary income (charges):		
- incomes	18	591
- charges	(16,977)	(507)
Total extraordinary income (charges):	**(16,959)**	**84**
Loss before taxes	**(43,604)**	**(15,403)**
Income taxes	**(3,329)**	**4,087**
Net income (loss) for the year	**(46,933)**	**(11,316)**

Net financial income rose by 80.2% to Euro 49,537 thousand following the increase in dividends and the related tax exemption (Euro 42,969 thousand versus Euro 28,882 thousand in 2002), the growth in interest income on current accounts held with subsidiaries (Euro 17,137 thousand versus Euro 11,099 thousand in 2002), and the returns of junior notes subscribed as part of the securitization transaction finalized during the year (Euro 5,461 thousand).

Adjustments to financial asset values of Euro 70,492 thousand increased by 89.5% on the previous year. They mainly comprised write-downs of shareholdings amounting to Euro 36,900 thousand, versus Euro 37,326 thousand in 2002, and the write-down of a receivable of Euro 33,589 thousand due from the subsidiary GIGLI S.p.A..

Other operating income of Euro 6,914 thousand comprised income from services rendered to subsidiaries. This item decreased by 11.5% following the reduction in costs incurred to produce the related services.

Extraordinary charges amounted to Euro 16,959 thousand in 2003. They included capital losses on intercompany sales of certain shareholdings as part of the project to rationalize the Group structure and on the liquidation of FINANCIÉRE MELPAR HOLDING S.A..

As a result, the pre-tax loss amounted to Euro 43,604 thousand, worsening on the pre-tax loss of Euro 28,201 thousand for the previous year.

Financial Position

The company's financial position is as follows:

(In thousands of Euros)	12/31/2003	12/31/2002
Intangible assets	10,169	9,715
Tangible assets	510	744
Long-term financial assets	237,873	106,675
Fixed assets	**248,552**	**117,134**
Accounts receivable	8,650	28,301
Accounts payable	(1,666)	(4,393)
Other net assets (liabilities)	21,047	12,333
Net working capital	**28,031**	**36,241**
Severance pay fund	**(336)**	**(336)**
Net invested capital	**276,247**	**153,039**
Financed by:		
Net intercompany financial (receivables)/payables	103,684	(98,763)
Short-term financial payables	3,566	26,251
Medium-term financial payables	86,250	88,750
Cash and cash equivalents and other securities - short term	(34,035)	(26,914)
Net financial debt	**159,465**	**(10,676)**
Shareholders' equity	**116,782**	**163,715**
Sources of financing	**276,247**	**153,039**

Fixed assets of Euro 248,552 thousand increased by Euro 131,418 thousand on year end 2002, following the net increase in shareholdings in subsidiaries as a result of the acquisition of direct control over GIANFRANCO FERRÉ S.p.A. and other changes discussed in the notes to the financial statements.

Current assets of Euro 28,031 thousand slipped by Euro 8,210 thousand on year end 2002, mainly due to the sharp drop in trade receivables due from subsidiaries following the new policy of collecting amounts 90 days from the issue date of the invoice by charging intercompany current accounts. This policy was implemented during the year.

Accordingly, net invested capital rose by Euro 123,208 thousand to reach Euro 276,247 thousand. It is covered by own funds for up to Euro 116,782 thousand.

Net financial debt of Euro 159,465 thousand grew by Euro 170,141 thousand on year end 2002, when net cash and cash equivalents totaled Euro 10,676 thousand. This change was partly due to the net loss for the year and partly to the increase in net invested capital.

Treasury Shares and Shares of Parent Companies

In accordance with the shareholders' resolution of May 6, 2003, the company acquired 22,700 treasury shares at an average price of Euro 2.07 each, and sold 6,889 at an average price of Euro 2.30 each.
Accordingly, considering the treasury shares it already held, at December 31, 2003, the company held 57,702 treasury shares with a face value of Euro 0.05 each, comprising 0.023% of the share capital.

During 2003, IT HOLDING S.p.A. did not acquire or sell any shares of parent companies, including through fiduciary companies and intermediaries. Furthermore, at year end, it did not hold any shares of parent companies directly or indirectly.

Relationships with Subsidiaries, Affiliates, Parent Companies, Companies Controlled by the Latter and Other Related Parties

In accordance with CONSOB communications, article 2359 of the Italian Civil Code and IAS 24, the following table summarizes IT HOLDING S.p.A.'s relationships with the various categories of related parties.

(In thousands of Euros)	RECEIVABLES	PAYABLES	REVENUES	COSTS
Parent companies:				
PA Investments S.A.	36	-	12	-
GTP HOLDING S.p.A.	4	-	12	26
Companies controlled by PA Investments S.A.:				
Diners Club Italia S.p.A.	-	9	-	-
Subsidiaries:				
ITTIERRE S.p.A.	55,303	190	3,817	747
GIANFRANCO FERRÉ S.p.A.	18,597	-	2,112	6,089
ALLISON S.p.A.	6,840	-	1,372	11,708
IBEX 2001 S.p.A.	3,799	-	-	-
IT FINANCE AND TRADING B.V.	3,769	-	461	4,797
GIGLI S.p.A.	-	-	2,704	41,218
FERRÉ FINANCE S.A.	-	206,329	-	10,228
M.A.C. - Manifatture Associate Cashmere S.p.A.	21,440	12	2,878	6,600
GF MONTAIGNE S.a.s.	6,577	-	389	2,066
ITC S.p.A.	1,247	-	364	-
SERVIZI MODA S.r.l.	557	-	-	-
IT USA Inc.	542	-	233	-
GIANFRANCO FERRÉ FRANCE Eurl	213	-	5	-
GIANFRANCO FERRÉ UK Ltd.	176	-	7	-
ITF S.p.A.	158	3,368	170	41
IT ASIA PACIFIC Ltd. (already FAR IT Ltd.)	150	-	68	-
M.A.C. USA Inc.	139	5	54	3
ELITE S.r.l.	81	-	74	-
ITTIERRE FRANCE S.A.	68	3,347	171	41
GENTRYPORTOFINO S.p.A.	67	-	136	-
M.A.C. FRANCE E.u.r.l.	62	-	8	-
ITTIERRE MODEN GmbH	59	1,521	137	13
ITTIERRE ACCESSORIES S.p.A.	56	-	47	-
P.A.F. - Pelletterie Artigiane Fiorentine S.r.l.	52	-	65	-
IT HOLDING USA Inc.	48	-	-	-
M.A.C. MARBELLA S.L.	42	-	4	-
GIANFRANCO FERRÉ USA Inc.	37	-	37	-
ITTIERRE SUISSE GmbH	36	-	5	-
IT RESEARCH S.c.a.r.l.	18	-	43	-
NUOVA ANDREA FASHION S.p.A.	8	-	37	1
ALLISON EYEWEAR Inc.	2	-	2	-
ITF USA Inc.	2	-	2	-
C.I.M. - Compagnia Italiana Maglierie S.r.l. - in liquidation	1	-	1	-
HYPSOS S.r.l.	-	155	43	-
MAGIC STYLE S.r.l.	-	50	-	-
M.A.C. UK Ltd. - inactive since October 2003	-	211	10	-
M.A.C. Deutschland GmbH	-	25	4	-
DESIL S.p.A.	-	-	-	(1)
GF MANUFACTURING S.r.l. - in liquidation	-	4	-	(15)
FINANCIÈRE MELPAR HOLDING S.A. - liquidated	-	-	8,728	9,346
Other related parties:				
Pavia & Ansaldo Law Firm	-	81	-	297

Parent companies

The balance and transactions with the parent company PA Investments S.A. arise from charges to that company for IT services.

The balance and transactions with the parent company GTP Holding S.p.A. relate to the charging of services and costs incurred on its behalf.

Companies Controlled by PA Investments S.A.

Diners Club Italia S.p.A.. Payables of Euro 9 thousand relate to the use of company credit cards. Diners Club Italia S.p.A. has been considered a related party as it was owned by PA Investments S.A. until July 2003.

Subsidiaries

Receivables and payables from subsidiaries mainly comprise year-end current account balances open with each of them. The transactions performed in 2003 with these subsidiaries include interest income and expense accrued on the above current accounts, charging for centrally managed services, recharging for costs incurred on their behalf, and the capital losses realized on the sale of shareholdings, in line with the Group's reorganization plan.

Other parties

The December 31, 2003 balance of payables and the related costs due to a law firm, one of whose partners is on the company's board of directors, relate to the provision of legal services.

The transactions described above do not include any unusual or irregular transactions. Where possible, the terms of such transactions were determined on an arm's length basis and the recharged costs of centralized services were commensurate with objective parameters indicative of the individual subsidiaries' use of such services.
Additional details on relationships with related parties are provided in the notes to the financial statements.

Significant Events after the Year-end

March

- March 6, 2004 marked the official opening of the GF Ferré boutique in Roma, owned by a business partner of the Group. The space spans 150 square meters and will showcase the young men's and women's ready-to-wear and accessories collections, presented to the public and the press in June 2003. The ready-to-wear, accessories, eyewear, and perfume collections are gathered under the GF Ferré and Gianfranco Ferré brands. They target two distinct groups of customers: young people and adults in general. These two brands are the result of an image and product streamlining project as part of the brand relaunch plan.
- On March 18, 2004, Professor Claudio Demattè unexpectedly passed away. He had served as director of the holding company, bringing his excellent qualifications, expertise and experience to the board. The company regrets the loss of Professor Demattè, whose personal and professional qualities were much admired.
- Also on March 18, 2004, the owned Gianfranco Ferré boutique officially opened in Munich. The space covers 350 square meters and is furnished in line with the store concept previously applied to the directly operated stores in Milano, Paris, Cannes, Capri, and Porto Cervo. It will showcase the Gianfranco Ferré men's and women's collections from Spring/Summer 2004. This investment is part of the Ferré relaunch plan, whereby the most important showrooms are renovated and the product range coordinated and expanded.
- On March 25, 2004, IT HOLDING S.p.A. sold its 90% shareholding in IBEX 2001 S.p.A. to I.C.R. - Industrie Cosmetiche Riunite S.p.A., owned by Mr. Roberto Martone. Together with shareholder Mr. Roberto Martone, IBEX 2001 S.p.A. controls ITF S.p.A., which was set up in September 2001 to develop and distribute perfumes and cosmetics under brands licensed by the IT Holding Group and third parties. At the time of the sale, ITF S.p.A. had 25-year license agreements with certain IT Holding Group companies. For IT HOLDING S.p.A., the transaction is in line with its strategy of focusing on the core business, comprised of the ready-to-wear and accessories collections of owned and licensed brands. Furthermore, the proceeds from the sale have made the Group more financially flexible.

  The sale took place following negotiations between the parties. A merchant bank confirmed the sales price of Euro 31.5 million in its appraisal. The consideration was paid upon signature of the sales contract. This sale will generate a capital gain of approximately Euro 31 million in the consolidated financial statements. Lastly, IT

HOLDING S.p.A. has not provided for any changes in the fees of the directors of the company or of any of its subsidiaries following the above transaction.

- In early 2004, FERRÉ FINANCE S.A. repurchased "Ferré Finance 7% 05/05" bonds it had issued and cancelled them, for a total of Euro 25 million.

Outlook

Without considering any additional sales and assuming demand will remain steady on markets, forecasted consolidated revenues for 2004 should grow at rates similar to, or even higher than, 2003, if the sale of the perfume business in taken into account.

The plans predict an improvement in profitability, in line with the strategic refocusing described above.

Similarly, net indebtedness is expected to decrease following the combined effect of the above measures and an improvement in management of working capital. Considering the seasonal nature of the Group's business, the first effects have already been seen in early 2004.

In addition, net financial debt should decrease with the proceeds arising from the sale of the perfume business and actions underway to boost cash flows.

Shareholdings of Directors, Statutory Auditors and COOs

As required by CONSOB resolution no. 11971/1999, it is stated that no currently serving directors or statutory auditors have shareholdings in the holding company or its subsidiaries (nor do their spouses or children), either directly or through subsidiaries, fiduciary companies or intermediaries.

Transition to International Financial Reporting Standards

Pursuant to regulation no. 1606/2002 of the European Parliament and European Council, from the 2005 financial statements, IT HOLDING S.p.A., as a publicly listed company in an E.U. member state, will be required to prepare its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), formerly known as the International Accounting Standards (IAS) which were adopted by the E.U. and will take effect on December 31, 2005. This will require the presentation of comparative figures as at and for the year ended December 31, 2004 and thus, the restatement of the balance sheet as at December 31, 2003 in conformity with IFRS.

In accordance with the Committee of European Securities Regulators (CESR) recommendation of December 30, 2003, information is provided as to the methods that the company intends to use in its transition to IFRS and as to the main differences identified to date between the accounting policies currently applied and those to be adopted in 2005.

The company has already created a project for the transition to IFRS and assigned specific professionals the responsibility of identifying all the changes versus the current accounting policies that will have to be implemented in terms of the recognition, measurement and presentation of assets, liabilities, costs and revenue, as well as the disclosures that will be required in the notes to the financial statements. At the same time, these professionals will have to assess the current IT system on the basis of the new accounting requirements and, if necessary, propose upgrades.

However, analyses performed to date show that the current IT system is a value tool in the IFRS transition process. In particular, the project provides for the distribution of an IFRS manual throughout the Group. The manual is currently being prepared and should, along with appropriate training activities, help personnel gain an understanding of the new standards. No significant changes to the current chart of accounts or procedures for the preparation, review and audit of figures and information used to draw up the consolidated financial statements should be necessary. The system used for impairment testing of tangible and intangible assets over time will, however, need to be fine-tuned.

The main differences identified to date between IFRS and the Group's current accounting policies which could have an impact on the Group's opening balance sheet (as at December 31, 2003) and on its financial position and results in future years are the following:

- **Start-up and capital costs:** these are recorded under "start-up and expansion costs" and are capitalized and amortized on a straight-line basis over five years. Under IFRS, the residual value not amortized as at December 31, 2003, net of the related tax effect, should be deducted from shareholders' equity at that date and subsequently incurred costs, net of the related tax effect, should also be deducted from shareholders' equity or, if the transaction does not materialize, taken to the statement of income.
- **Group reorganization costs:** these are also classified as "start-up and expansion costs." Under IFRS, the above requirements for start-up and capital costs apply to these as well.
- **Costs incurred to launch new product lines:** these are recorded under "research, development and advertising costs." Under IFRS, the above requirements for start-up and capital costs apply to these as well.
- **Advertising expenses:** costs related to institutional communications are expensed when incurred, while those related to products are deferred and taken to the statement of income in the year in which the related collections are sold. Under IFRS, the amount deferred as at December 31, 2003, net of the related tax effect, will be deducted from shareholders' equity at that date, and all subsequent communications costs (e.g. advertising, public relations, promotions) will be expensed when incurred.
- **Costs to take on financial debt:** these are currently capitalized and amortized on a straight-line basis over the duration of the loan. Under IFRS, from December 31, 2003, the breakdown over time of these costs will have to be recalculated on the basis of the effective interest rate, adjusting shareholders' equity to take account of any differences that might arise at that date.
- **Capital grants:** since January 1, 1998, capital grants have been accrued and taken to the statement of income in proportion to the amortization charged to the related assets. Grants received before 1998 have been charged to shareholders' equity in whole or in part. Under IFRS, from December 31, 2003, all capital grants will have to be treated as those received since 1998, adjusting shareholders' equity to take account of any differences that might arise at the date.
- **Impairment:** tangible and intangible assets are written down following permanent impairment in value and are written back (except for goodwill, goodwill arising on consolidation and deferred charges) to their original value when the reasons for the write-down no longer exist. The directors are responsible for deciding on the write-down and write-back of assets. IFRS give precise instructions on how any permanent impairment is determined and the circumstances that justify subsequent write-backs. Accordingly, the recoverability of tangible and intangible

assets' carrying amounts will have to be assessed at December 31, 2003 on the basis of new criteria, and any necessary adjustments will be taken to shareholders' equity. At each subsequent balance sheet date, the recoverability of the amounts will be tested for impairment, and any write-downs and write-backs will be taken to the statement of income.

- **Treasury shares:** these are recorded under marketable securities and stated at the lower of cost and market value. IFRS require that from December 31, 2003 treasury shares should be deducted from shareholders' equity and that the profits or losses from trading constitute changes in shareholders' equity.
- **Deferred taxes:** deferred taxes are recognized on the temporary differences between the carrying amounts of assets and liabilities recorded in the financial statements and the corresponding values recognized for tax purposes, to the extent to which payment is expected in future years. IFRS provide that from December 31, 2003 deferred taxes should be recognized on all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their values for tax purposes, any resulting difference in deferred taxes will be charged against shareholders' equity at that date.
- **Severance pay fund:** this includes the amount of liabilities that, on the basis of current regulations, are due to the employees of Italian companies and will be paid upon termination of employment. IFRS consider the severance pay fund to fall within the category of defined benefit plans and as such, from December 31, 2003, the new standards require an actuarial calculation of the related amount (i.e. future projection of liability accrued at year end and discounting of the liability to consider the amount of time that will pass before actual payment is made), adjusting shareholders' equity to take account of any difference that might arise at that date.

The differences described above are based on a careful comparative analysis of the current accounting policies and those that will be adopted by the Group, where applicable, after the transition to IFRS. However, the above list of differences could prove to be incomplete or imprecise following the more comprehensive examinations that will be performed during first-time adoption.

Corporate Governance

With reference to article IA.2.13 of the Instructions to Stock Exchange Regulations, this report provides up-to-date information on the company's Corporate Governance system and its adoption of the Code of Conduct.

The Board of Directors

The company's current bylaws provide for a minimum of three and maximum of fifteen members on the Board of Directors.
The bylaws do not have specific requirements for the office of director, nor do they set forth specific methods or conditions for appointment to the board.

The Board of Directors will remain in office until the approval of the financial statements at December 31, 2004 and is composed as follows:

Executive Directors:
Mr. Tonino Perna - Chairman and CEO
Mr. Luca Solca - Executive Deputy Chairman

Non-executive Directors:
Mr. Mr. Bruno Assumma - Director
Prof. Claudio Demattè - Director (passed away on March 18, 2004)
Mr. Mr. Antonio Di Pasquale - Director
Prof. Salvatore Vicari - Director

The following Directors are considered "independent" under the criteria set out in the Code of Conduct:
Mr. Bruno Assumma,
Prof. Claudio Demattè,
Prof. Salvatore Vicari,
as they do not directly or indirectly own any shares in the company or carry out significant financial transactions with the company which could impair their independence.
The Board of Directors confirms that the above Directors are independent with reference to the information each of them has provided, and also on the basis of the definition included in the Code of Conduct and the instructions of the Italian Stock Exchange Rules for the "Star" Segment, with regard to the definition of significant relationships.

Non-executive Directors offer their specific expertise during board discussions and contribute to the decision-making process in the company's best interests.

Provided below are the offices filled by certain Directors in other financial, banking, insurance, or large companies listed on Italian and foreign regulated markets:

Tonino Perna - Director of Efibanca S.p.A.

Prof. Claudio Demattè - Chairman of Banca di Trento e Bolzano S.p.A. and Director of the following companies:
Natuzzi S.p.A. (listed on the New York Stock Exchange)
De Rigo S.p.A. (listed on the New York Stock Exchange)
Art'è S.p.A. (listed on the Nuovo Mercato)
Poligrafica San Faustino S.p.A. (listed on the Nuovo Mercato)
Winterthur Italia Holding S.p.A. (insurance company).

Information on the existence, composition and meetings of committees is summarized in the attached exhibits.

Role of the Board of Directors

The Board of Directors plays a pivotal role in the company's corporate governance system.

The following matters are the exclusive responsibility of the board, as per explicit board resolution:

- examining and approving the budget and strategic, business, and financial plans, and the Group's shareholding structure;
- periodically verifying the results achieved versus those planned;
- verifying the adequacy of the company's and its subsidiaries' organizational and general administrative structure, as set up by the CEOs;
- providing mortgages;
- providing other collateral and personal guarantees exceeding Euro 1 million per transaction;
- appointing and revoking COOs, assigning their powers and remuneration;
- acquiring and selling shareholdings, setting up new companies, consortia, and joint ventures, and recapitalizing companies and other related parties;
- acquiring, selling, and renting business activities as lessor or lessee;
- authorizing the signature, renewal, and revocation of contracts for the acquisition and sale of licenses to use brands;
- acquiring, selling, and trading real estate and signing and terminating real estate leases;
- taking on loans with a duration of more than 24 months and for amounts exceeding Euro 10 thousand per transaction;
- approving the draft financial statements, the consolidated financial statements, and interim reports;
- assigning and revoking powers assigned to Directors;
- determining the fees of Directors with powers and special duties;
- examining and approving transactions with related parties and/or in conflicts of interest;
- authorizing all other transactions beyond the limits of the powers assigned to individual Directors.

Powers are conferred on the Chairman, who also serves as CEO, and the Executive Deputy Chairman for ordinary administration of the company, generally with separate signature within the limits of Euro 1 million and with joint signature for greater amounts.

Given the small size of the Board of Directors, no Executive Committee has been set up, although the bylaws permit its appointment.

The Executive Directors report to the Board of Directors at least every quarter on the performance of their duties.

In turn, the Directors report to the Board of Statutory Auditors when Board of Directors' meetings take place, at least once each quarter, on activities performed and significant transactions carried out by the company and its subsidiaries. They also report on any transactions in situations of potential conflict of interest or with related parties.

To this regard, a specific internal procedure has been issued so that the necessary information is provided in an organized manner to the company bodies.

On the basis of the instructions given by the Board of Directors, the reporting includes, but is not limited to, the following information, also with regard to the subsidiaries:

- significant transactions, i.e. those with the most economic, financial, and equity importance;
- transactions in situations of potential conflict of interest, including intercompany transactions and those with related parties;
- unusual or irregular transactions.

Significant transactions are, indicatively, those with amounts exceeding Euro 5 thousand or those which could in any case have a significant impact on the financial position and results of the company and Group.

Should one or more Directors have any interest, including potential interest, in certain transactions subject to Board approval, the Director or Directors concerned should inform the Board before the related resolution.

In general, for significant transactions with related parties, independent parties are requested to submit a fairness opinion to support the resolutions to be passed.

The Board meets more or less on a monthly basis. A total of 12 meetings took place during 2003. In general, and with very few exceptions, all board members were present.

Eleven meetings are planned for 2004.

The bylaws do not require a minimum frequency for Board meetings.

Board members may participate in meetings virtually, using audio-visual links.

To guarantee the highest attendance of Directors and Statutory Auditors, the meetings schedule is prepared yearly.

Where possible, documents relating to the agenda of each Board meeting are given to Directors before the meeting is held.

Annual Corporate Events Calendar

In accordance with the Stock Exchange Rules, the 2004 Corporate Events Calendar has been published, in which dates are scheduled for the following events:

- the meeting of the Board of Directors to approve the draft financial statements;
- the shareholders' meeting to approve the statutory financial statements;
- the meetings of the Board of Directors to approve
- the first quarter report,
- the half year report,
- the third quarter report.

Appointment of Directors

The Board of Directors has not established a Nomination Committee since, in accordance with the Code of Conduct, this role can be carried out by the Board itself if it has a small number of members.
For the appointment of new Directors, the curriculum vitae of each candidate is presented to the shareholders who follow their own voluntary procedures.
A summarized curriculum vitae of each Director and Statutory Auditor in office has been published on the company's website.
The list voting system has not been adopted for the appointment of Directors.

Remuneration of Directors and Management

The Board of Directors has set up a Remuneration Committee made up of the following Non-executive Directors (the first two are also "independent"):
Mr. Bruno Assumma - Chairman
Prof. Claudio Demattè
Mr. Antonio Di Pasquale
This Committee is responsible for proposing remuneration of the Directors and those with special duties to the Board of Directors.
The Committee met once in 2002 after the appointment of the new Board, to propose the remuneration of Directors with special duties.

The remuneration of Group management is partially target-linked.
No stock option plans have been resolved upon that provide for the free allotment of shares or options to acquire or subscribe shares issued by the company or its subsidiaries.

Internal control system

The company set up an internal control function in September 1999.

The manager of Group internal control does not report to any operating managers but does periodically report his or her work to the CEO, Executive Deputy Chairman, and the Internal Control Committee, set up by the

Board of Directors and currently comprised exclusively of the following non-executive and independent Directors:
Prof. Claudio Dematté - Chairman,
Mr. Mr. Bruno Assumma,
Prof. Salvatore Vicari,
with the role, inter alia, of analyzing issues and possibly critical areas relating to the internal control system, in particular the specific types of risk connected to the company's activities.

The Committee reports to the Board at least each half year on the activities it has performed and the adequacy of the internal control system.

During 2003, the Internal Control Committee met four times.
The CEO (or, if he is not available, the Executive Deputy Chairman) is invited to attend the Committee's meetings, as is the Chairman of the Board of Statutory Auditors, who may appoint another Statutory Auditor to attend in his place.

The main issues handled by the Internal Control Committee in 2003 were, inter alia:
- the examination and evaluation of the periodic reports and work schedules prepared by the Group Internal Control Manager;
- the preparation of a policy of separation of powers and the general principles on which to base the organizational structure of Group companies. This policy, which was approved by the holding company's Board of Directors, has already been adopted by the boards of its main subsidiaries;
- in accordance with Legal Affairs, the preparation of a draft service agreement (already approved by the main Group companies), in relation to the set up of a Group Service Center within the subsidiary ITTIERRE S.p.A.;
- the preliminary examination of the main aspects relating to the control environment, helpful in the creation of an organizational model capable of meeting the requirements of Legislative decree no. 231/01 on the administrative responsibilities of companies;
- the examination of the independent auditors' engagement letters for the audits for the three years from 2003 to 2005;
- the evaluation of the adequacy of the accounting policies used to prepared the statutory financial statements and consolidated financial statements;
- the examination and evaluation of guidelines and/or different procedures issued by the relevant functions;
- in accordance with the Personnel and Organization Department, the preparation of an organizational manual for the main operating companies to then be distributed to other Group companies after the necessary adjustments have been made.

Code of Ethics

In November 2002, the Board of Directors approved a "Code of Ethics". Its introduction was an important step in laying the foundations for a strong internal control system. One of the goals of this Code is to prevent the breach of Legislative decree no. on administrative responsibilities of companies.
The Code applies to the holding company IT HOLDING S.p.A. and all its direct and indirect subsidiaries.

Transactions with Related Parties

As described in the notes, the Board of Directors has explicitly included transactions with related parties as one of the matters for which it is exclusively responsible.

Moreover, the internal procedure governing periodic disclosure of significant transactions performed by the company or its subsidiaries to company bodies includes reporting transactions performed by its subsidiaries with related parties or those which could present conflicts of interest.

Confidential Company Information

The Chairman and CEO directly oversee external relations and manage confidential information relating to the company.

However, a specific "Investor Relater" role has been created and is currently handling relations with analysts, institutional investors and other shareholders, and the distribution of documents outside the company, as well as information and press releases relating to it, particularly price sensitive information.

The person performing this role also draws on the services of an external consultant specialized in the field of financial information.

In compliance with relevant rules and standards, an internal procedure was also recently issued to govern relations with the media and disclosure to the market, stating the necessary principles of correctness, clarity and equal access to information.

Internal Dealing Code of Conduct

In accordance with the Stock Exchange Rules, in November 2002, the Board of Directors approved the Internal Dealing Code of Conduct, which took effect on January 1, 2003. The Code governs how information on personal dealings in listed IT Holding S.p.A. financial instruments by members of the company bodies and other "relevant persons" is handled.

The instructions contained in the Code are stricter than those issued by the Italian Stock Exchange.

Specifically, the company has undertaken to disclose to the market in a timely manner any dealings performed by members of company bodies which, during one calendar quarter, either individually or cumulatively equal or exceed Euro 25,000.

To date so such disclosure has been made. The company's Directors or other relevant persons do not own any investments in the company nor have they dealt personally in any of the listed financial instruments of the company.

Share Capital

The share capital of Euro 12,293,700 consists of 245,874,000 ordinary shares with a nominal value of Euro 0.05 each.

At present, there are no other classes of shares.

The majority shareholder is GTP Holding S.p.A., an unlisted company with its registered office in Roma. As at March 11, 2004 it owned a total of 64.29% of It Holding S.p.A. share capital, including 1.017% held directly and 63.273% held indirectly, through PA Investments S.A., with its registered office in Luxembourg.

There are no shareholders' agreements in place.

Relationships with Shareholders

On May 4, 2001, the shareholders approved a set of "Rules of Procedure" proposed by the Board of Directors. The aim of these rules is to govern the ordinary and extraordinary shareholders' meetings and guarantee and regulate the right of each shareholder to take the floor on matters on the agenda.
The company's bylaws state that the rules governing the shareholders' meetings are approved and modified by the ordinary shareholders' meetings.
The board of directors has not proposed modifications to the bylaws in connection with the share percentages established by law and all necessary requirements to protect minority shareholders.
As indicated in the previous section, the Investor Relater also handles relations with shareholders.

Statutory Auditors

The Board of Statutory Auditors will remain in office until the approval of the financial statements at December 31, 2004 and is composed as follows:
Mr. Mario Guerrisi - Chairman
Mr. Mr. Simone Feig - Statutory Auditor
Mr. Mr. Marco Rigotti (*) - Statutory Auditor
Mr. Mr. Valerio Piacentini (*) - Alternate Auditor
Mr. Mr. Vittorio Silvestri - Alternate Auditor
(*) appointed on the basis of lists presented by minority shareholders

Proposals to the shareholders for the appointment of Statutory Auditors, together with the curricula vitae of individual candidates, are filed at the company's registered office at least five days before the date of the shareholders' meeting in compliance with the bylaws governing list voting.

Statutory auditors of more than five other listed Italian companies may not be appointed statutory auditors of the company.

For the appointment of the Board of Statutory Auditors, the aim of the list voting system (which requires a quorum of at least 8%) is to ensure the minority shareholders appoint one statutory and one alternate auditor. Statutory Auditors are replaced by Alternate Auditors from the same list.

The Statutory Auditors in office serve other listed Italian companies as follows:
Mr. Marco Rigotti is Director of NTS Network Systems S.p.A. (listed on the Nuovo Mercato).

To conclude, the company has largely implemented all of the recommendations of the Code of Conduct.

Attachments:

Board of Directors							Internal Control Committee •		Remune-ration Committee ◊		Potential Appointment Committee °		Potential Executive Committee	
Office	Members	Executive	Non-executive	Independent	****	Other offices held **	***	****	***	****	***	****	***	****
Chairman and Chief Executive Officer	Perna Tonino	x			100	1								
Deputy Chairman	Solca Luca	x			100									
Director	Assumma Bruno		x	x	66.7		x	75	x					
Director	Dematté Claudio		x	x	91.7	6	x	100	x					
Director	Di Pasquale Antonio		x		75				x					
Director	Vicari Salvatore		x	x	91.7		x	50						

• Summary of Reasons for any Lack of Committee or Composition Differing from the Code of Conduct Recommendations: /

◊ Summary of Reasons for any Lack of Committee or Composition Differing from the Code of Conduct Recommendations: /

° Summary of Reasons for any Composition Differing from the Code of Conduct Recommendations: /

EXHIBIT 1: COMPOSITION OF THE BOARD OF DIRECTORS AND COMMITTEES

Number of meetings held during the year

Board of Directors: 12 - Internal Control Committee: 4 - Remuneration Committee: 0 - Appointment Committee: / - Executive Committee: /

* *The asterisk indicates that the Director was appointed on the basis of a list presented by minority shareholders.*

** *This columns shows the number of Director or Statutory Auditor positions held by the person concerned in Italian or foreign companies listed on regulated markets or Italian or foreign financial, banking, insurance or other large companies. The corporate governance report specifies the offices held.*

*** *If this column is marked with an "X," the board member is on the Committee.*

**** *This column shows the percentage of Directors' participation in the board and committee meetings, respectively.*

Office	Members	Percentage of participation in board meetings	Other offices held**
Chairman	Guerrisi Mario	91	/
Statutory Auditor	Feig Simone	91	/
Statutory Auditor*	Rigotti Marco G.ppe Maria	100	1
Alternate Auditor*	Piacentini Valerio Pier G.ppe	/	/
Alternate Auditor	Silvestri Vittorio	/	/

Number of meetings held during the year: 11

Specify the quorum required for the presentation of lists by minority shareholders to appoint one or more Statutory Auditors (required under article 148 of the Consolidated Finance Act): 8%

* *The asterisk indicates that the Statutory Auditor was appointed on the basis of a list presented by minority shareholders.*

** *This columns shows the number of Director or Statutory Auditor positions held by the person concerned in other companies listed on regulated markets in Italy. The corporate governance report specifies the offices held.*

	YES	NO	Summary of Reasons for any Waivers from the Recommendations of the Code
Proxy System and Transactions with Related Parties			
Has the Board of Directors conferred proxies, setting forth the following:	x		
a) limits	x		
b) how they are exercised and	x		
c) the reporting frequency?	x		
Is the Board of Directors responsible for examining and approving transactions with a significant impact on the balance sheet and statement of income, including transactions with related parties?	x		
Has the Board of Directors set forth guidelines and criteria for identifying significant transactions?	x		On the basis of information provided by the Board of Directors, in February 2003, a procedure was issued for periodic reporting (at least quarterly) to company bodies, in which the criteria for identifying significant transactions are set forth.
Are the above guidelines and criteria described in the report?	x		
Has the Board of Directors prepared specific procedures for examining and approving transactions with related parties?		x	The Board of Directors has passed an explicit resolution specifying the matters that are to be considered as falling under its exclusive responsibility. These matters include the approval of any transactions in potential conflict of interests and transactions with related parties.
Are the procedures for approving transactions with related parties described in the report?	x		
Procedures of the most recent appointment of Directors and Statutory Auditors			
Are the nominations for the office of director filed at least ten days in advance?		x	The bylaws do not provide for this.
Are the nominations for the office of director accompanied by thorough information?	x		For the appointment of new directors, the curriculum vitae of each candidate is presented to the shareholders.
Are the nominations for the office of director accompanied by statements of independence?		x	The Board of Directors checks independence qualification after appointment.
Are the nominations for the office of statutory auditor filed at least ten days in advance?		x	The bylaws provided for the nomination for the office of statutory auditor to be filed at least five days before the shareholders' meeting.
Are the nominations for the office of statutory auditor accompanied by thorough information?	x		
Shareholders' Meetings			
Has the company approved Rules of Procedure for the Shareholders' Meetings?	x		
Are the Rules of Procedure attached to the report (or does the report specify where the Rules can be obtained or downloaded)?	x		
Internal Control			
Has the company appointed internal control managers?	x		
Are the managers hierarchically independent of the managers of the operating areas?	x		
Organizational unit for internal control (required under article 9.3 of the Code)			Group Internal Control Department Manager: Mr. Mr. Sergio Monaco
Investor Relations			
Has the company appointed an Investor Relations Manager?	x		
Organizational Unit and contact information (address/telephone/fax/e-mail) of the Investor Relations Manager			Investor Relations Manager: Mr. Giovanni Paese IT Holding S.p.A. Corso Monforte, 30 20122 Milano Tel. 02763039226 Fax: 02780016

Proposals of the Board of Directors

To the shareholders,

We submit the financial statements as at and for the year ended December 31, 2003 and the Directors' Discussion and Analysis for your approval. We propose covering the net loss for the year of Euro 46,932,874.77 by utilizing Euro 6,998,340.66 from retained earnings, Euro 4,691,404.67 from the extraordinary reserve, and Euro 35,243,129.44 from the share premium reserve.

We would also like to take the opportunity to thank you for the trust placed in us.

On behalf of the Board of Directors
Tonino Perna
Chairman and CEO

CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPORT 2003

Balance Sheets - Assets

CONSOLIDATED

(In thousands of Euros)

ASSETS				12/31/2003	12/31/2002
A)	SHARE CAPITAL PROCEEDS TO BE RECEIVED				
B)	FIXED ASSETS				
	I.	**Intangible assets**			
		1	start up and expansion cost	3,039	2,906
		2	research, development, and advertising costs	8,374	9,555
		3	industrial patents, and similar rights	506	281
		4	licenses, trademarks and permits	185,586	228,699
		5	goodwill	18,144	14,064
		6	goodwill arising on consolidation	7,860	35,854
		7	assets in formation and advances	1,434	10,188
		8	other	37,530	28,177
			Total	**262,473**	**329,724**
	II.	**Tangible assets**			
		1	land and buildings	25,407	26,162
		2	plant and machinery	9,065	10,983
		3	industrial and commercial equipment	2,998	2,618
		4	other assets	13,461	14,559
		5	assets in formation and advances	277	745
			Total	**51,208**	**55,067**
	III.	**Long-term financial assets**			
		1	shareholdings in:		
			a) subsidiaries	59	6,410
			b) affiliates	-	144
			d) other	39	23
			total shareholdings	98	6,577
		2	Receivables:		
			a) due from subsidiaries		
			a1) due before 12 months	3,233	3,143
			d) due from others		
			d1) due before 12 months	270	9,979
			d2) due after 12 months	3,033	2,321
			total receivables	6,536	15,443
		3	other securities	-	159
			Total	**6,634**	**22,179**
	TOTAL FIXED ASSETS			**320,315**	**406,970**

(In thousands of Euros)

ASSETS				12/31/2003	12/31/2002
C)	**CURRENT ASSETS**				
	I.	Inventories			
		1	raw, ancillary and consumable materials	32,605	37,158
		2	products in process and semi-finished products	24,960	19,399
		4	finished products and merchandise	109,742	88,554
		5	*advance payments*	6	5
			Total	**167,313**	**145,116**
	II.	**Receivables**			
		1	trade:		
			1.1 due before 12 months	73,559	122,154
		2	subsidiaries:		
			2.1 due before 12 months	1,744	2,560
		3	*affiliates:*		
			3.1 due before 12 months	-	280
		4	parent companies:		
			4.1 due before 12 months	1,451	962
		5	due from others:		
			5.1 due before 12 months	98,809	83,534
			5.2 due after 12 months	5,699	146
			Total	**181,262**	**209,636**
	III.	**Marketable securities**			
		4	other shareholdings	26	26
		5	treasury shares	129	102
		6	other securities	30,699	-
			Total	**30,854**	**128**
	IV.	**Cash and cash equivalents:**			
		1	bank and P.O. deposits	35,315	46,247
		2	cheques on hand	200	129
		3	cash on hand	895	603
			Total	**36,410**	**46,979**
		TOTAL CURRENT ASSETS		**415,839**	**401,859**
D)	**ACCRUED INCOME AND PREPAID EXPENSES**			**86,446**	**66,315**
TOTAL ASSETS				**822,600**	**875,144**

Balance Sheets - Liabilities

CONSOLIDATED

(In thousands of Euros)

LIABILITIES				12/31/2003	12/31/2002
A)	**SHAREHOLDERS' EQUITY**				
	I	Share capital		12,294	12,294
	II	Share premium reserve		136,977	137,004
	IV	Legal reserve		2,627	2,627
	V	Reserve for treasury shares		129	102
	VII	Other reserves:		33,017	34,877
		1	extraordinary reserve	4,691	4,691
		2	consolidation reserve	30,015	30,015
		3	translation reserve	(2,371)	(511)
		4	other	682	682
	VIII	Retained earnings (loss)		59,940	54,834
	IX	Net income (loss) for the year		(72,964)	5,106
		Sub total		172,020	246,844
		Minority interest in			
	X	Capital and reserves		679	1,406
	XI	Net income (loss) for the year		72	(584)
		Sub total		751	822
	TOTAL			**172,771**	**247,666**
B)	**PROVISIONS FOR CONTINGENCIES AND CHARGES**				
		1	agents' termination benefits	5,880	4,903
		2	tax provisions		
			a) tax provisions	4,538	4,096
		3	others	8,338	8,837
			TOTAL	**18,756**	**17,836**
C)	**SEVERANCE PAY FUND**			**15,398**	**14,214**

(In thousands of Euros)

			12/31/2003	12/31/2002
	17	interest and other financial charges:		
		a) subsidiaries	39	-
		d) other parties	48,402	29,932
		e) losses on foreign exchange	10,737	6,399
		Total financial charges	59,178	36,331
	TOTAL		**(37,514)**	**(25,115)**
D)	**ADJUSTMENTS TO FINANCIAL ASSET VALUES**			
	19	write-downs:		
		a) shareholdings	2,206	1,715
		c) securities included under marketable securities	4	1
		Total write-downs	2,210	1,716
	TOTAL ADJUSTMENTS		**(2,210)**	**(1,716)**
E)	**EXTRAORDINARY ITEMS**			
	20	income:		
		a) capital gains on the sale of assets	33	2,564
		c) non-recurring gains	2,544	1,251
		d) other items	146	9
		Total income	2,723	3,824
	21	charges:		
		a) capital losses on the sale of assets	352	174
		b) other capital losses	229	1
		c) non-recurring losses	3,023	3,564
		d) other items	2,023	1,923
		Total charges	5,627	5,662
	TOTAL EXTRAORDINARY ITEMS		**(2,904)**	**(1,838)**
	RESULT BEFORE TAXES		**(74,559)**	**4,424**
	22	income taxes:		
		a) current taxes	15,548	24,241
		b) deferred taxes	(17,215)	(24,339)
	YEAR-END RESULTS INCLUDING MINORITY INTERESTS		**(72,892)**	**4,522**
	MINORITY INTERESTS IN NET (INCOME) LOSS		**(72)**	**584**
	26	**NET INCOME (LOSS) FOR THE YEAR**	**(72,964)**	**5,106**

Notes to the Financial Statements

CONSOLIDATED

Presentation and Content of the Consolidated Financial Statements

The consolidated financial statements at December 31, 2003, consisting of a consolidated balance sheet, consolidated statement of income and these notes, have been drawn up in accordance with the relevant legislation and are consistent with the previous year.
In preparing these notes, most of the numerical data required by articles 38 and 39 of Legislative decree no. 127/91 have been summarized in a series of tables intended to clarify and facilitate reference to the matters described herein at length in compliance with the statutory requirements.
In compliance with paragraph 6, article 29 of Legislative decree no. 127/91 and subsequent modifications, the consolidated balance sheet, consolidated statement of income and figures presented in the notes to the financial statements and Directors' Discussion and Analysis are expressed in thousands of Euros, unless otherwise indicated. Comparative figures as at and for the year ended December 31, 2002 are given for each balance sheet and statement of income caption.
In the preparation of the 2003 consolidated financial statements, certain items have been reclassified compared to December 31, 2002. This was considered necessary to improve the presentation of the Group situation. For a valid comparison, the reclassifications have also been made to the related 2002 captions.

To facilitate an accurate assessment of the Group's financial position and results, the consolidated cash flow statement has been prepared and is attached as Exhibit 1 to these notes.

The consolidated financial statements at December 31, 2003 reflect the consolidation of the financial statements of IT HOLDING S.p.A. and its subsidiaries indicated below.
The consolidated financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative Decree no. 58 dated February 24, 1998, on the basis of the shareholders' resolution of May 6, 2003 in which the audit engagement was assigned to KPMG S.p.A. for the three-year period from 2003 to 2005.

Consolidation Area

The companies listed below are consolidated using the line-by-line method:

(In thousands of Euros)

ASSETS	12/31/2003	12/31/2002
C) CURRENT ASSETS		
I. Inventories		
1 raw, ancillary and consumable materials	32,605	37,158
2 products in process and semi-finished products	24,960	19,399
4 finished products and merchandise	109,742	88,554
5 advance payments	6	5
Total	**167,313**	**145,116**
II. Receivables		
1 trade:		
1.1 due before 12 months	73,559	122,154
2 subsidiaries:		
2.1 due before 12 months	1,744	2,560
3 affiliates:		
3.1 due before 12 months	-	280
4 parent companies:		
4.1 due before 12 months	1,451	962
5 due from others:		
5.1 due before 12 months	98,809	83,534
5.2 due after 12 months	5,699	146
Total	**181,262**	**209,636**
III. Marketable securities		
4 other shareholdings	26	26
5 treasury shares	129	102
6 other securities	30,699	-
Total	**30,854**	**128**
IV. Cash and cash equivalents:		
1 bank and P.O. deposits	35,315	46,247
2 cheques on hand	200	129
3 cash on hand	895	603
Total	**36,410**	**46,979**
TOTAL CURRENT ASSETS	**415,839**	**401,859**
D) ACCRUED INCOME AND PREPAID EXPENSES	**86,446**	**66,315**
TOTAL ASSETS	**822,600**	**875,144**

Balance Sheets - Liabilities

CONSOLIDATED

(In thousands of Euros)

LIABILITIES			12/31/2003	12/31/2002
A)	**SHAREHOLDERS' EQUITY**			
	I	Share capital	12,294	12,294
	II	Share premium reserve	136,977	137,004
	IV	Legal reserve	2,627	2,627
	V	Reserve for treasury shares	129	102
	VII	Other reserves:	33,017	34,877
		1 extraordinary reserve	4,691	4,691
		2 consolidation reserve	30,015	30,015
		3 translation reserve	(2,371)	(511)
		4 other	682	682
	VIII	Retained earnings (loss)	59,940	54,834
	IX	Net income (loss) for the year	(72,964)	5,106
		Sub total	172,020	246,844
		Minority interest in		
	X	Capital and reserves	679	1,406
	XI	Net income (loss) for the year	72	(584)
		Sub total	751	822
	TOTAL		**172,771**	**247,666**
B)	**PROVISIONS FOR CONTINGENCIES AND CHARGES**			
		1 agents' termination benefits	5,880	4,903
		2 tax provisions		
		a) tax provisions	4,538	4,096
		3 others	8,338	8,837
		TOTAL	**18,756**	**17,836**
C)	**SEVERANCE PAY FUND**		**15,398**	**14,214**

(In thousands of Euros)

LIABILITIES			12/31/2003	12/31/2002
D)	**ACCOUNTS PAYABLE**			
	1	bonds		
		1.2 due after 12 months	200,000	200,000
	3	due to banks		
		3.1 due before 12 months	41,109	53,818
		3.2 due after 12 months	87,898	91,412
	4	due to other lenders		
		4.1 due before 12 months	694	1,707
		4.2 due after 12 months	483	672
	5	advance payments		
		5.1 due before 12 months	3,543	2,032
	6	due to suppliers		
		6.1 due before 12 months	194,707	158,018
	8	due to subsidiaries		
		8.1 due before 12 months	1,764	992
	9	due to affiliates		
		9.1 due before 12 months	-	1,506
	10	due to parent companies		
		10.1 due before 12 months	12	74
	11	sums payable to taxation authorities		
		11.1 due before 12 months	3,842	19,013
	12	due to social security agencies		
		12.1 due before 12 months	6,454	2,858
	13	other accounts payable		
		13.1 due before 12 months	42,563	30,977
		13.2 due after 12 months	388	411
	TOTAL		**583,457**	**563,490**
E)	**ACCRUED LIABILITIES AND DEFERRED INCOME**		**32,218**	**31,938**
	TOTAL LIABILITIES		**822,600**	**875,144**
MEMORANDUM ACCOUNTS				
A)	PERSONAL GUARANTEE PROVIDED			
	1	*Guarantees and warrants to grant credit provided on behalf of:*		
		third parties	44,477	45,111
	TOTAL		**44,477**	**45,111**
C)	COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT			
	1	Purchase commitments	-	923
	2	Commitments for foreign exchange transactions	476,072	445,038
	3	Notional principal on interest rate swaps	55,723	20,723
	5	Excess on factoring of receivables without recourse	3,000	16,060
	TOTAL		**534,795**	**482,744**
TOTAL MEMORANDUM ACCOUNTS			**579,272**	**527,855**

Statements of Income

CONSOLIDATED

(In thousands of Euros)

				12/31/2003	12/31/2002
A)	VALUE OF PRODUCTION				
	1	revenues from sales and services		668,211	655,292
	2	inventory changes		27,971	17,574
	5	other revenues and income:			
		5.1	capital injections	3	3
		5.2	sundry revenues	10,770	6,640
	TOTAL			**706,955**	**679,509**
B)	COSTS OF PRODUCTION				
	6	raw, ancillary, consumable materials, and merchandise		225,782	231,740
	7	outside services		291,160	261,299
	8	use of third party assets		24,769	23,004
	9	personnel		80,756	80,705
		a)	wages and salaries	61,530	61,703
		b)	social security contributions	14,398	14,584
		c)	severance pay fund	3,985	3,867
		d)	agents' termination benefits	63	63
		e)	other costs	780	488
	10	amortization/depreciation and write-downs:		107,305	45,050
		a)	intangible assets	38,420	33,400
		b)	tangible assets	9,381	9,084
		c)	other write-downs	56,483	80
		d)	bad debt provision and liquid assets	3,021	2,486
	11	inventory changes		4,504	(464)
	12	provision for contingencies		158	302
	13	other provisions		-	21
	14	sundry operating costs		4,452	4,759
	TOTAL			**738,886**	**646,416**
	DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION			**(31,931)**	**33,093**
C)	FINANCIAL INCOME AND CHARGES				
	16	other financial income:			
		a)	long-term receivables		
		a1)	subsidiaries	-	76
		a4)	other parties	155	2
		b)	other long-term financial assets	2	7
		c)	marketable securities	5,461	356
		d)	other financial income		
		d3)	parent companies	350	857
		d4)	other parties	6,091	5,010
		d5)	gains on foreign exchange	9,605	4,908
		Total financial income		21,664	11,216

(In thousands of Euros)

	12/31/2003	12/31/2002
17 interest and other financial charges:		
a) subsidiaries	39	-
d) other parties	48,402	29,932
e) losses on foreign exchange	10,737	6,399
Total financial charges	59,178	36,331
TOTAL	**(37,514)**	**(25,115)**
D) ADJUSTMENTS TO FINANCIAL ASSET VALUES		
19 write-downs:		
a) shareholdings	2,206	1,715
c) securities included under marketable securities	4	1
Total write-downs	2,210	1,716
TOTAL ADJUSTMENTS	**(2,210)**	**(1,716)**
E) EXTRAORDINARY ITEMS		
20 income:		
a) capital gains on the sale of assets	33	2,564
c) non-recurring gains	2,544	1,251
d) other items	146	9
Total income	2,723	3,824
21 charges:		
a) capital losses on the sale of assets	352	174
b) other capital losses	229	1
c) non-recurring losses	3,023	3,564
d) other items	2,023	1,923
Total charges	5,627	5,662
TOTAL EXTRAORDINARY ITEMS	**(2,904)**	**(1,838)**
RESULT BEFORE TAXES	**(74,559)**	**4,424**
22 income taxes:		
a) current taxes	15,548	24,241
b) deferred taxes	(17,215)	(24,339)
YEAR-END RESULTS INCLUDING MINORITY INTERESTS	**(72,892)**	**4,522**
MINORITY INTERESTS IN NET (INCOME) LOSS	**(72)**	**584**
26 NET INCOME (LOSS) FOR THE YEAR	**(72,964)**	**5,106**

Notes to the Financial Statements

CONSOLIDATED

Presentation and Content of the Consolidated Financial Statements

The consolidated financial statements at December 31, 2003, consisting of a consolidated balance sheet, consolidated statement of income and these notes, have been drawn up in accordance with the relevant legislation and are consistent with the previous year.
In preparing these notes, most of the numerical data required by articles 38 and 39 of Legislative decree no. 127/91 have been summarized in a series of tables intended to clarify and facilitate reference to the matters described herein at length in compliance with the statutory requirements.
In compliance with paragraph 6, article 29 of Legislative decree no. 127/91 and subsequent modifications, the consolidated balance sheet, consolidated statement of income and figures presented in the notes to the financial statements and Directors' Discussion and Analysis are expressed in thousands of Euros, unless otherwise indicated. Comparative figures as at and for the year ended December 31, 2002 are given for each balance sheet and statement of income caption.
In the preparation of the 2003 consolidated financial statements, certain items have been reclassified compared to December 31, 2002. This was considered necessary to improve the presentation of the Group situation. For a valid comparison, the reclassifications have also been made to the related 2002 captions.

To facilitate an accurate assessment of the Group's financial position and results, the consolidated cash flow statement has been prepared and is attached as Exhibit 1 to these notes.

The consolidated financial statements at December 31, 2003 reflect the consolidation of the financial statements of IT HOLDING S.p.A. and its subsidiaries indicated below.
The consolidated financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative Decree no. 58 dated February 24, 1998, on the basis of the shareholders' resolution of May 6, 2003 in which the audit engagement was assigned to KPMG S.p.A. for the three-year period from 2003 to 2005.

Consolidation Area

The companies listed below are consolidated using the line-by-line method:

(in Euros unless otherwise indicated)

Consolidated companies	Registered office	Share capital	% of direct ownership	% of indirect ownership
IT HOLDING S.p.A. (Holding company)	Pettoranello di Molise (IS) - I	12,293,700		
IBEX 2001 S.p.A.	Milano - I	100,000	90.00%	
ITF S.p.A.	Milano - I	5,200,000		80,00%
ITF USA Inc.	New York - NY - USA	USD 500.000		100,00%
FERRÉ FINANCE S.A.	Lussemburgo - L	125,000	99.999%	
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785,160	100,00%	
GF MONTAIGNE S.a.s.	Paris - F	1,933,750		100,00%
ITTIERRE FRANCE S.A.	Paris - F	1,458,000		99,994%
M.A.C. FRANCE E.u.r.l.	Paris - F	1,060,000		100,00%
GIANFRANCO FERRÉ FRANCE E.u.r.l.	Paris - F	400,000		100,00%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18,160		100,00%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10,330		100,00%
ITTIERRE MODEN GmbH	Düsseldorf - D	64,000		100,00%
M.A.C. DEUTSCHLAND GmbH	Düsseldorf - D	255,750		100,00%
M.A.C. MARBELLA S.L.	Malaga - E	100,200		100,00%
GIANFRANCO FERRÉ UK Ltd.	London - GB	GBP 757.686		100,00%
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250.000		100,00%
IT ASIA PACIFIC Limited (already FAR IT Limited)	Hong Kong - HK	HK$ 500.000		100,00%
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1.000		99,90%
IT HOLDING USA Inc.	New York - NY - USA	USD 200.000		100,00%
IT USA Inc.	New York - NY - USA	USD 200.000		100,00%
MANIFATTURE ASSOCIATE CASHMERE USA Inc.	New York - NY - USA	USD 50.000		100,00%
M.A.C. SOHO Llc.	New York - NY - USA	USD 584.062		100,00%
M.A.C. MADISON Llc.	New York - NY - USA	USD 2.980.873		100,00%
M.A.C. COLORADO Llc.	Denver - CO - USA	USD 608.389		100,00%
M.A.C. BAL HARBOUR Llc.	Tallahassee - FL - USA	USD 489.470		100,00%
M.A.C. PALM BEACH Llc.	Tallahassee - FL - USA	USD 437.168		100,00%
M.A.C. CHICAGO Llc.	Springfield - IL - USA	USD 722.993		100,00%
M.A.C. CLINTON Llc.	Hartford - CT- USA	USD 491.931		100,00%
M.A.C. WOODBURY Llc.	New York - NY - USA	USD 380.191		100,00%
GIANFRANCO FERRÉ HOLDINGS Inc.	Wilmington - DE - USA	USD 5.500.000		100,00%
GIANFRANCO FERRÉ USA Inc.	New York - NY - USA	USD 1.000.000		100,00%
FIRST N.Y. BOUTIQUE Inc.	New York - NY - USA	USD 1.500.000		100,00%
FIRST P.B. BOUTIQUE Inc.	Tallahassee - FL - USA	USD 500.000		100,00%
FIRST RODEO Corp.	Beverly Hills - CA - USA	USD 600.000		100,00%
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520,000	100.00%	
V2I HOLDING S.A.	Lussemburgo - L	3,235,090		100.00%
EUROHOLDING FASHION S.A.	Lussemburgo - L	CHF 150.000		80,00%
INTERSTYLE HOLDING S.A.	Lussemburgo - L	CHF 2.600.000		80,00%
MODA BRAND HOLDING S.A.	Lussemburgo - L	CHF 300.000		80,00%
ALLISON S.p.A.	Padova - I	1,702,800	100.00%	
ALLISON EYEWEAR Inc.	Los Angeles - CA - USA	USD 1.500.000		93,00%
ALLISON CANADA Inc.	North York - Ontario - CANADA	CAD 95.000		80,00%
DESIL S.p.A.	Domegge di Cadore (BL) - I	490,400		100,00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	38,740,000	100.00%	
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46,481		100,00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580,000		100,00%
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104,000	0.05%	99,95%
IT RESEARCH S.c.ar.l.	Pettoranello di Molise (IS) - I	100,000		100,00%
ITTIERRE ACCESORIES S.p.A.	Pettoranello di Molise (IS) - I	1,000,000		90,00%
SERVIZI MODA S.r.l.	Pettoranello di Molise (IS) - I	94,342		100,00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580,000		100,00%
GENTRYPORTOFINO S.p.A.	Pettoranello di Molise (IS) - I	100,000		100.00%
P.A.F. - Pelletterie Artigiane Fiorentine S.r.l.	Campi Bisenzio (FI) - I	100,000		100,00%
GIANFRANCO FERRÉ S.p.A.	Milano - I	6,750,000	100,00%	
NUOVA ANDREA FASHION S.p.A.	Milano - I	1,800,000		100,00%

The consolidated financial statements as at and for the year ended December 31, 2003 were prepared on the basis of the financial statements of all consolidated companies at the same date for legal and statutory purposes, and approved and duly adjusted or reclassified by the relevant boards of directors in order to make them consistent with Group accounting policies.

The balance sheet dates of the subsidiaries are the same of the holding company; as a consequence, there was no need to prepare interim financial statements for such companies.

Changes which occurred in the consolidation area with respect to December 31, 2002 are the following:
Increases:

- Acquisition of 100% of SERVIZI MODA S.r.l. with registered office in Pettoranello di Molise (IS) from third parties;
- GF MONTAIGNE S.a.s.; this company was acquired in 2002 but not consolidated in the financial statements at December 31, 2002 as it was dormant;
- ITTIERRE ACCESSORIES S.p.A., set up in 2003, with registered office in Pettoranello di Molise (IS), active in the creation, production and marketing of clothing accessories in leather and fabrics;
- IT RESEARCH S.c.a r.l.; set up in 2003, this is a consortium in which all Group companies operating in the ready-to-wear division have equal shareholdings. It organizes training courses directly or on behalf of consortium members and/or other public and private entities.

Decreases:

- FINANCIÈRE MELPAR HOLDING S.A., Luxembourg-based company in liquidation.
- C.I.M. - Compagnia Italiana Maglierie S.r.l. (fully owned by M.A.C. - Manifatture Associate Cashmere S.p.A.) in liquidation.
- MAC JAPAN Inc. in liquidation.
- BIEMME S.r.l., sold to third parties in 2003.
- MAC UK Ltd., after its activities were discontinued.
- MALO S.p.A., following its merger into ITTIERRE S.p.A..

GF MANUFACTURING S.r.l. - in liquidation and MADE FERRÉ S.r.l. - in liquidation were excluded from consolidation in the previous year.

The changes in the consolidation area did not have a significant impact on the Group structure with respect to the previous year.

Consolidation Policies

The most significant consolidation policies adopted in preparing the consolidated financial statements are the following:

- assets and liabilities and statement of income captions of consolidated companies are included on a line-by-line basis by eliminating the book value of consolidated shareholdings against the shareholders' equity of the subsidiaries at the moment of their acquisition. The portion of consolidated shareholders' equity and consolidated net income attributable to minority interests is stated separately;

- the difference between the acquisition cost and net worth of the subsidiaries at the date of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" - among intangible assets - and is amortized over ten years or twenty years, in accordance with its future income generating potential and with the group's sales policies. Any negative value is credited to the "Consolidation reserve" under shareholders' equity, after writing off the fixed assets and making an allocation to the "Consolidation provision for future contingencies and charges" where necessary";
- unrealized income from intra-group transactions is eliminated, where significant, as well as receivables and payables and transactions between the companies included in the consolidation.

Criteria and Exchange Rates Applied in the Translation of Financial Statements Prepared in Foreign Currency into Euros

The financial statements of foreign companies are translated into Euros as follows:

- assets and liabilities are stated at the exchange rates ruling at the balance sheet date;
- statement of income captions at the average exchange rates for the year;
- the individual shareholders' equity captions are stated at historical exchange rates.

Exchange rate gains and losses arising from the application of this method are recognized as a separate caption of shareholders' equity in the "Translation reserve."

The exchange rates of the Euro to the principal foreign currencies used to prepare the consolidated financial statements are the following:

	2003		2002	
	Year-end	Average	Year-end	Average
USD	1.2630	1.1319	1.0487	0.9463
CHF	1.5579	1.5215	1.4524	1.4671
GBP	0.7048	0.6921	0.6505	0.6290
HKD	9.8049	8.8059	8.1781	7.3787
JPY	135.0500	131.0025	124.3900	118.1400
CAD	1.6234	1.5815	1.6550	1.4845

Valuation Criteria and Accounting Policies

The valuation criteria and accounting policies adopted in preparing the consolidated financial statements comply with those adopted by the holding company in preparing its statutory financial statements, in accordance with the accruals and prudence principles and on a going concern basis, as provided for by article 2423 bis and subsequent articles of the Civil Code and, where necessary, integrated with the generally accepted accounting principles promulgated by the International Accounting Standards Board (I.A.S.B.). The accounting policies adopted by the holding company and those relating to the production and sales activities of the subsidiaries are described below.

Intangible Assets

Intangible assets are valued at cost, including any ancillary charges and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortized over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start up and expansion costs" refer mainly to legal and notary fees and charges incurred for the increase in share capital and are amortized over five years;
- Research, development, and advertising costs" include costs incurred for the utilization of internal Group resources for research activities and extraordinary advertising to launch new collections relating to new owned brands or licenses. These costs are amortized over five years on the basis of the quality and prestige of the trademarks and their estimated useful life.
- "Licenses, trademarks and permits" include:
  - the cost of trademarks, which is amortized over 20 years for those that are well-known and established with indefinite useful lives, and over ten years for those with limited useful lives; the useful lives of trademarks are verified at each balance sheet date and, if necessary, their amortization periods are adjusted; trademarks no longer in use for any reason or expected to be taken out of commercial use are stated at estimated realizable value;
  - costs for the signing of license agreements, when a lump-sum is paid at signing, amortized on a straight-line basis over the duration of the agreement;
  - costs incurred for the purchase of software programs, amortized over three years, except for the SAP, STEALTH and ORDAGE programs forming the Group's IT system which are amortized over five years;
- "Goodwill" includes the commercial goodwill paid for the group's sales premises which is amortized on the basis of the duration of the lease contracts; where necessary, carrying amounts are written down by the amount not expected to be recovered through future revenues or sale;
- "Goodwill arising on consolidation" includes the residual amount of the surplus value paid for the acquisition of shareholdings compared to their shareholders' equity at the moment of acquisition; it is amortized over ten or 20 years, depending on its estimated income generating potential; the recoverability of goodwill through future revenues is verified at each balance sheet date and any unrecoverable amounts are written off;
- "Assets in formation and advances" relate to advances to suppliers for the acquisition of goods and rights.
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalized bank charges and fees related to financing and the costs for the syndicated bond issue on the Euromercato. These costs are amortized on a straight-line basis over the duration of the lease agreements, loans, and bonds.

Tangible Assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law no. 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates permitted by current tax regulations.

Depreciation rates are reduced by 50% for those assets which are acquired during the year, if they are only used, on average, for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition. Their total value was not significant.

Depreciation rates are as follows:

industrial buildings	3.0
general plant, light constructions, and operating machinery	10.0
general plant and operating machinery purchased after January 1, 1989	12.5
office furniture and equipment	12.0
canteen equipment and fittings	12.5
furnishings	15.0
electronic machines	20.0
miscellaneous and small equipment	25.0
automobiles	25.0
motor vehicles and internal means of transport	20.0

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is a permanent impairment. The original value is reinstated if and when the reason for the write-down no longer exists.
Ordinary maintenance costs are charged in full to the statement of income, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.
Assets in formation and advances relate to payments on account to suppliers for the purchase of goods.

Long-term Financial Assets Shareholdings

Shareholdings in unconsolidated subsidiaries and affiliates are stated using the equity method. Any gains or losses arising from the application of the equity method are disclosed in the consolidated statement of income under adjustments to financial asset values.
Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent impairment.

Long-term Financial Assets Receivables

Long-term receivables are stated at their face value which corresponds to their estimated realizable value.

Long-term Financial Assets Other securities

Fixed-interest rate securities entered under long-term financial assets are stated at the lower of cost and estimated realizable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value.
Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may reasonably be attributed to them, excluding financial charges and overheads.
Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred up to the balance sheet date.
Market value is the replacement cost for raw and ancillary materials and semi-finished products and the net realizable value for finished products and merchandise.

Receivables and payables

Receivables are stated at estimated realizable value. Where necessary, receivables are written down through the relevant bad debt provision. Payables are stated at face value.

Receivables and payables denominated in foreign currency are recognized at the exchange rate prevailing at the date of the relevant transactions. Short-term receivables and payables in foreign currency are stated at the exchange rate ruling at the balance sheet date.

Gains and losses arising from the conversion of individual short-term receivables and payables are taken to the statement of income.

Factoring of Receivables

Receivables factored without recourse are eliminated from the consolidated financial statements. If there are any contractual provisions which split the risk of insolvency between the company and factoring company, the amount of the risk taken on by the former is included under the memorandum accounts.

Recognition of Securitization Transactions on Receivables

In July 2003, the holding company, along with certain Group companies, finalized an agreement for the factoring of trade receivables without recourse on a monthly revolving basis.

The factoring was carried out in accordance with Law no. 52/1991 on factoring and pursuant to article 58 of Legislative decree no. 385/1993, as part of five-year securitization plan.

The related recognition criteria are the following:

- the receivables factored without recourse are derecognized in the balance sheet and the countervalue, net of securitization charges, is recorded under bank accounts.
- the costs of the securitization transaction are recorded under financial charges;
- the one-time charges for the analysis and start-up of the securitization plan (i.e. legal, rating, and arrangement fees) are capitalized and are be amortized over the duration of the transaction.

Marketable Securities Treasury Shares

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for own shares, unavailable for distribution, is set up within shareholders' equity for the total amount of the shares acquired.

Marketable Securities Other Securities

These are stated at the lower of cost, including ancillary charges, and market value.

Cash and Cash Equivalents

Cash and cash equivalents are stated at face value, while bank deposits are stated at estimated realizable value which, in this case, corresponds with face value. Cash in foreign currency is converted at year-end exchange rates and any resulting gains or losses are taken to the statement of income.

Accrued Liabilities and Deferred Income

These are stated on an accruals basis by matching costs and revenues.

Capital Grants

Capital grants received before December 31, 1995 are stated under "Other reserves", which are included in the "Consolidation reserve" under consolidated shareholders' equity.

Capital grants received between December 31, 1995 and December 31, 1997 are recorded as follows: 50% as reserves subject to taxation upon distribution under shareholders' equity; the remaining 50% is stated under deferred income and credited to the statement of income and therefore subject to taxation (20% on a yearly basis). In order

to present a fair disclosure of capital grants according to correct accounting principles and pursuant to the application of the new tax legislation, grants approved and received from January 1, 1998 are stated on an accruals basis; they are recorded under deferred income and taken to the statement of income each year over the useful life of the related assets.
Had the Group always taken grants to the statement of income over the useful life of the related assets on a systematic basis, shareholders' equity at December 31, 2003 would have been approximately Euro 1,328 thousand lower, without any significant effects on the year-end result and without considering the tax effects which would have been immaterial.

Provisions for Contingencies and Charges

These provisions are made to cover losses of a specific nature, the existence of which is certain or probable at year end, but the amount or due date of which is unknown. Contingencies and losses identified after the year end up to the preparation of the consolidated annual report are also considered. These provisions are made on a best estimate basis.
Agents' termination benefits represent the amount to be paid to agents upon the termination of their contracts, calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts and their turnover.

Severance Pay Fund

This provision is stated in compliance with current legislation, national labor contracts and supplementary company contracts. It represents the payable due to all employees at year end, net of any advances paid.

Memorandum Accounts

This caption summarizes information on guarantees given, purchase and sales commitments taken on or other risks.

Foreign Currency Exchange Rate Risks and Interest Rate Hedging Contracts

IT HOLDING Group takes out hedging contracts against exchange rate risks on its estimated foreign currency exposure connected to its sales performance abroad based on orders received. Both losses and gains arising from the valuation of these contracts at year end are taken to the statement of income. At year end, the notional principal of forward foreign exchange sales contracts is presented in the memorandum accounts at the contractual forward rate.

The Group also enters into forward contracts to hedge interest rate risks on short, medium and long-term loans granted at variable interest rates. Given the aim of these forward contracts, they are not valued at year end.
Prepayments and accruals maturing on an accruals basis on interest falling due at year end are charged to the statement of income.

Costs and Revenues

Costs and revenues are recognized according to the prudence and accruals principles with the recognition of the related accruals and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services.
Revenues from the sale of products are recognized when the goods are delivered or shipped to customers.

Extraordinary Items

This caption comprises those costs and revenues which are not related to the Group's ordinary activities.
It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the consolidated financial statements.

Finance Leases

In preparing the consolidated financial statements, finance leases are accounted for under International Accounting Standard (IAS) 17. On the basis of such standard, the lessee recognizes the leased asset and a payable of the same amount in the balance sheet, equivalent to the market value of the leased asset at the beginning of the lease contract or, if lower, to the minimum lease payments being the installments discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and the decrease in the remaining payable (principal).
Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for company-owned assets of the same category.

Advertising Expenses

These are charged to the statement of income according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.
Extraordinary advertising expenses are recorded under intangible assets.

Expenses for Opening and Closing Stores

Expenses for opening or modernizing new shops under lease contracts are capitalized under intangible assets and amortized over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortized is entirely amortized during the year, net of its expected recovery value.

Income Taxes

Current taxes

Current taxes are measured on the basis of the estimated tax expense in compliance with the current tax law and recognized in the balance sheet, net of prepayments and withholdings.

If prepayments and withholding exceed the value of tax liabilities, the latter are offset against receivables due from others. If they do not cover the value of tax liabilities, the difference is recorded under sums payable to taxation authorities.

Pursuant to paragraph 14, article 2427 of the Italian Civil Code, the 2002 and 2003 statements of income do not present fiscally-driven adjustments and/or accruals.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized to reflect the future benefits and/or charges generated by the temporary differences between the carrying amounts of assets and liabilities recorded in the financial statements and the related values considered in the calculation of current taxes. In accordance with the principle of prudence, deferred tax assets are recognized in the financial statements when it is reasonably certain that the temporary differences will reverse in future years in which there will be taxable profit to cover the amount of such differences. Deferred tax liabilities are not recognized when they are not likely to arise.

Deferred tax assets and liabilities are calculated on the basis of the expected tax rates of the future years in which the temporary differences are expected to reverse.
The effect of the change in the tax rate on income taxes is recognized in the year in which the related provisions of the law are approved.

Deferred tax assets and liabilities are recognized separately in the balance sheet under receivables due from others and other provisions for future contingencies and charges.
Deferred tax income and expense are taken to the statement of income under deferred taxes.

Balance Sheet - Assets

Intangible Assets

The following exhibit presents the breakdown of and changes during the year in intangible assets:

(In thousands of Euros)

	Purchase cost	Accumulated amortization	Net opening balance	Additions	Changes in the consolidation area	Amortization	Write-downs	Other net changes	Net closing balance
Start-up and expansion costs	5,795	(2,889)	2,906	753	2	(1,466)	-	844	3,039
Research, develop-ment, and advertising costs	18,947	(9,392)	9,555	5,208	-	(5,084)	(1,200)	(105)	8,374
Industrial patents and similar rights	323	(42)	281	290	-	(65)	-	-	506
Licenses, trademarks, and permits	264,181	(35,482)	228,699	658	(3)	(14,784)	(29,214)	230	185,586
Goodwill	19,910	(5,846)	14,064	-	7,960	(3,344)	(453)	(83)	18,144
Goodwill arising from consoli-dation	62,132	(26,278)	35,854	-	(211)	(4,968)	(22,729)	(86)	7,860
Assets in formation and advances	10,188		10,188	1,132	-	-	-	(9,886)	1,434
Other	43,367	(15,190)	28,177	12,278	262	(8,709)	(2,192)	7,714	37,530
Total	**424,843**	**(95,119)**	**329,724**	**20,319**	**8,010**	**(38,420)**	**(55,788)**	**(1,372)**	**262,473**

Start-up and expansion costs of Euro 3,039 thousand mainly include notary and legal fees, charges incurred for the increase in share capital and for the reorganization of the Group.
The increase of Euro 753 thousand is mainly due to expenses incurred by IT HOLDING S.p.A. for consultancy on the Group reorganization and the reclassification of costs related to the development of the distribution and manufacturing network for to owned brands, which were classified as assets in formation and advances in the previous year.

Research, development, and advertising costs showed a net increase of Euro 5,208 thousand, mainly due to the capitalization of advertising costs incurred by ALLISON S.p.A. (Euro 435 thousand) following the launch of the new Ferré eyewear collections, by ITF S.p.A. (Euro 2,349 thousand) and ITF USA Inc. (Euro 508 thousand) for the launch of the Cavalli perfume, and GIANFRANCO FERRÉ S.p.A. (Euro 1,848 thousand) for advertising to launch the new GF Ferré branch and the research and development of the store concept of Ferré boutiques.

This caption was written down by Euro 1,200 thousand with regard to costs incurred in previous years relating to research and development activities related to the Gigli trademark. The write-down was recorded following the strategic decision to discontinue investments in the future development of the Romeo Gigli trademark.

Industrial patents and similar rights of Euro 506 thousand mainly include the capitalization of costs incurred by ITF S.p.A. for products under the Gai Mattiolo brand.

Licenses, trademarks and permits amounted to Euro 185,586 thousand at December 31, 2003, showing a net decrease of Euro 43,113 thousand, mainly following the write-down of the Gigli trademark by Euro 29,214 thousand, as part of the strategic decision to discontinue the business development of that brand..

Goodwill increased by Euro 7,960 thousand during the year, mainly due to the consolidation of GF MONTAIGNE S.A.S. and related commercial goodwill paid to third parties for the purchase of the boutique in Avenue Montaigne, Paris, to showcase Ferré collections. Write-downs of Euro 453 thousand related to the Gigli trademark.

Goodwill arising on consolidated was written down by a total of Euro 22,729 thousand, in line with the principle of prudence and on the basis of the current market prospects, which do not ensure the recovery the related value with sufficient certainty or within a reasonable timeframe.
This caption amounted to Euro 7,860 thousand at year end, in relation to the excess value paid in 1996 to the parent company PA Investments S.A. for the acquisition of the Italian distribution network of the subsidiary ITTIERRE S.p.A..

The net decrease in assets in formation and advances of Euro 9,886 thousand is mainly due to the reclassification of costs as start-up and expansion costs and other, as described above.
The residual value includes advances to consultants for feasibility studies still underway.

The caption "Other" of Euro 37,530 thousand showed a net increase of Euro 9,353 thousand in the year.
Increases and other net variations, the latter due to reclassifications from "Assets in formation and advances," mainly comprise:

- charges related to obtaining loan granted by a bank syndicate and for the securitization transaction in place with Crédit Lyonnais S.A.;
- expenses incurred for the new Ferré store concept;
- charges related to the Group's rental of a commercial space in Firenze not yet in use. In the previous year, the gross amount was classified as assets in formation and advances.
- expenses incurred to renovate and modernize the Group's boutiques and showrooms in Italy and abroad and to create the Ferré spa in Milano.

Write-downs of Euro 2,192 thousand relate to the charges incurred for the lease of the space in Firenze, to adjust it to its estimated realizable value, and the write-off of all expenses incurred to renovate and modernize the Gigli boutique in Milano, since it has been closed.

Tangible Assets

The following table presents the breakdown of and changes during the year in tangible assets:

(In thousands of Euros)

	Purchase cost	Revaluations	Accumulated depreciation	Write-downs	Net opening balance	Additions	Changes in the consolidation area	Depreciation	Write-downs	Other net changes	Net closing balance
Land and buildings	31,873	1,252	(6,963)	-	26,162564	(7)	(1,050)	-	(262)	25,407	
Plant and machinery	21,275	186	(10,478)	-	10,9831,613	(187)	(2,715)	(598)	(31)	9,065	
Industrial and commercial equipment	6,307	32	(3,721)	-	2,6181,948	(56)	(1,584)		72	2,998	
Other assets	32,723	6	(18,113)	(57)	14,5593,585	(1)	(4,032)	(97)	(553)	13,461	
Assets in formation and advances	745	-	-	-	74524	-	-	-	(492)	277	
Total	**92,924**	**1,475**	**(39,275)**	**(57)**	**55,067**	**7,734**	**(251)**	**(9,381)**	**(695)**	**(1,266)**	**51,208**

Plant and machinery rose by Euro 1,613 thousand primarily as a result of the natural renewal of plant and machinery in the Group's various production and commercial units. The write-down relates to the excess residual value of plant and machinery not expected to be recovered, during the first-time consolidation of the M.A.C. Group.

The Euro 1,948 thousand increase in industrial and commercial equipment was largely due to the purchase of molds to produce new eyewear collections under the Les Copains, Vivienne Westwood, and John Richmond brands.

Other assets rose by Euro 3,585 thousand, mainly due to expenses for furnishings as part of the renovation of the Milano boutique, the adjacent spa, and other Group stores.

Long-term Financial Assets

The balance of Euro 6,634 thousand showed a net decrease of Euro 15,545 thousand on December 31, 2002.

Changes in the individual captions are discussed below.

Shareholdings in Subsidiaries

Unconsolidated investments are detailed as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Subsidiaries:			
- GF MONTAIGNE S.a.s	-	6,410	(6,410)
- C.I.M. - Compagnia Italiana Maglierie S.r.l. - in liquidation	12	-	12
- M.A.C. Japan Inc. - in liquidation	47	-	47
Subtotal	**59**	**6,410**	**(6,351)**
Affiliates:			
- NEOMETAL OPTIK S.p.A.	-	144	(144)
Subtotal	-	**144**	**(144)**
Other	**39**	**23**	**16**
Total	**98**	**6,577**	**(6,479)**

The subsidiary GF MONTAIGNE S.a.s. was consolidated for the first time in 2003.

Receivables

Receivables totaled Euro 6,536 thousand, down by Euro 8,907 thousand on the previous year end. Changes during 2003 are as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Due from subsidiaries before 12 months			
- GF MONTAIGNE S.a.s.	-	3,143	(3,143)
- MADE FERRÉ S.r.l. - in liquidation	30	-	30
- M.A.C. UK Ltd. - inactive since October 2003	3,203	-	3,203
Subtotal	**3,233**	**3,143**	**90**
Due from others before 12 months			
- joint venture with Crédit Lyonnais S.A.	-	9,146	(9,146)
- guarantee deposits	54	31	23
- other loans	44	636	(592)
- IRPEF advances on severance pay fund	172	166	6
Subtotal	**270**	**9,979**	**(9,709)**
Due from others after 12 months			
- guarantee deposits	2,259	1,672	587
- other loans	359	227	132
- IRPEF advances on severance pay fund	415	422	(7)
Subtotal	**3,033**	**2,321**	**712**
Total	**6,536**	**15,443**	**(8,907)**

The receivable due from M.A.C. UK Ltd., an unconsolidated company, relates entirely to the balance of the current account held with ITTIERRE S.p.A. with interest payable on a quarterly basis at a rate of 7.5% until June 30, 2003 and at a rate of 6.5% in the second half of the year.

The joint venture with Crédit Lyonnais S.A. at December 31, 2002, which had been set up as part of the securitization transaction, was concluded in 2003, with full collection of the related amount.

No accruals have been made in respect of receivables due from unconsolidated subsidiaries to adjust face value to estimated realizable value, since any non-recoverability was considered when the shareholdings were valued.

Other Securities

The balance of this caption at December 31, 2002 was Euro 159 thousand, and referred to government bonds used as *guarantees for lease contracts. Such guarantees expired and were collected in 2003.*

CURRENT ASSETS

Inventories

This caption amounted to Euro 167,313 thousand at year end, up by Euro 22,197 thousand on 2002, and can be analyzed as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
raw, ancillary and consumable materials	32,605	37,158	(4,553)
products in process and semi-finished products	24,960	19,399	5,561
finished products and merchandise	109,742	88,554	21,188
- with distributors	109,268	84,136	25,132
- with distributors	474	4,418	(3,944)
advance payments	6	5	1
Total	**167,313**	**145,116**	**22,197**

Inventories of raw materials and semi-finished products mainly refer to the preparation of the Spring/Summer 2004 collection.

Finished products mainly refer to the Spring/Summer 2004 collection and for a small part to the remainders of the Fall/Winter 2003 collection and past collections.

The Euro 22,197 thousand increase is primarily due to the consolidation of GF MONTAIGNE S.a.s. (the Parisian Ferré boutique) and ITTIERRE ACCESSORIES S.p.A. (accessories in leather and fabrics) and to the internalization of the Ferré ready-to-wear and accessories collections, which were previously licensed to the Marzotti Group. The increase in inventories was also related to the strategic decision to reprocess fabric inventories within the Group using "end of the bolt" production methods, mainly for sale through direct factory outlets, thereby recovering a large part of the value of inventories, rather than writing them down significantly.

Trade receivables

Trade receivables amounted to Euro 76,562 thousand, down by Euro 45,334 thousand on the previous year end. They may be analyzed as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
Italian customers	59,222	57,367	1,855
Foreign customers	81,243	80,482	761
Italian agents	1,932	898	1,034
Foreign agents	21,973	19,443	2,530
Italian subcontractors	3,587	2,359	1,228
Foreign subcontractors	218	135	83
Others in Italy	6,434	4,748	1,686
Others in abroad	1,022	624	398
Trade bills receivable	61,910	49,499	12,411
Invoice to be issued	1,808	1,527	281
Subtotal	**239,349**	**217,082**	**22,267**
Factoring without recourse	(157,029)	(85,679)	(71,350)
Bad debt provision	(8,761)	(9,249)	488
Total	**73,559**	**122,154**	**(48,595)**

The Euro 48,595 thousand decrease in this caption was due to the combined effect of the increase in receivables, due to the overall growth in business, offset by the increased factoring of receivables without recourse as part of the securitization transaction described above.

In accordance with CONSOB communication no. 3369 of April 9, 1997, the outstanding receivables factored under Law no. 52/1991 on factoring and pursuant to article 58 of Legislative decree 385/1993, which will be collected on their natural due date, amounted to Euro 125,146 thousand at December 31, 2003. Total turnover from receivables factored from July to the end of December 2003 amounted to Euro 273,476 thousand.

The bad debt provision has been estimated using analytical criteria on the basis of available data and in general on the basis of historical data by writing down 0.5% of outstanding trade receivables.

Due from Subsidiaries

This caption amounted to Euro 1,744 thousand, down by Euro 816 thousand on the previous year end. It may be analyzed as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
- GF MANUFACTURING S.r.l. - in liquidation	1,685	1,727	(42)
- M.A.C. Japan Inc. - in liquidation	41	-	41
- MADE FERRÉ S.r.l. - in liquidation	17	-	17
- C.I.M. - Compagnia Italiana Maglierie S.r.l. - in liquidation	1	-	1
- GF MONTAIGNE S.a.s	-	833	(833)
Total	**1,744**	**2,560**	**(816)**

No accruals have been made in respect of such receivables to adjust face value to estimated realizable value, since any non-recoverability was considered when the shareholdings were valued.

Due to Affiliates

The balance of Euro 280 thousand at December 31, 2002 comprises trade receivables due from NEOMETAL OPTIK S.p.A., in which the Group had a 40% shareholding at that date. The shareholding was transferred in 2003 by waiver of the recapitalization option.

Due from Parent Companies

This caption amounted to Euro 1,451 thousand, made up as follows:

- Euro 1,447 thousand due from the parent company PA Investments S.A., in relation to accrued interest income following the Group's advance settlement of a payable to the parent company, the charging of IT services and expense recharging.
- Euro 4 thousand due from GTP HOLDING S.p.A. for expense recharging.

Due from Others

This caption amounted to Euro 104,507 thousand at year end, up by Euro 20,828 thousand on the previous year end, is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
Taxation authorities - tax credit	28,726	9,645	19,081
Others	22,134	19,828	2,306
Taxation authorities - VAT credit	20,828	8,567	12,261
Deferred tax assets	11,549	28,035	(16,486)
Advances to Italian suppliers and/or agents	10,949	10,525	424
Taxation authorities - VAT reimbursements	4,297	5,065	(768)
Advances to foreign suppliers and/or agents	326	1,869	(1,543)
Subtotal	**98,809**	**83,534**	**15,275**
Due after 12 months			
Deferred tax assets	5,553	-	5,553
Advances for tax disputes	146	146	-
Subtotal	**5,699**	**146**	**5,553**
Total	**104,508**	**83,680**	**20,828**

Amounts due from the tax authorities relate to the recording of the tax credit on dividends received in 2003 by the subsidiary ITTIERRE S.p.A., net of the payable of the related current tax charge and taxes paid in advance during the year in excess of the total charge calculated at year end.

The caption "Other" mainly includes advances to agents and commissions on sales.

Amounts due from the tax authorities for VAT reimbursements primarily comprise the reimbursements requested by ITTIERRE S.p.A. for 2002 and those requested by GIANFRANCO FERRÉ S.p.A. for 1998.

Deferred tax assets of Euro 17,102 thousand, broken down into before and after twelve months, include those recognized on consolidation adjustments and those mainly relating to the following temporary differences: bad debt provision, sales returns, agents' termination benefits, general risks and directors' remuneration and, in particular, the write-downs of shareholdings recognized in 2002 and 2003, which are tax deductible over five years.

Marketable Securities

Treasury Shares

The balance of Euro 129 thousand, up by Euro 27 thousand on December 31, 2002, is made up as follows:

(In thousands of Euros)	Number	Book value
Balance at December 31, 2002	**41,900**	**102**
- Purchases	22,700	46
- Sales	(6,898)	(16)
- Adjustment to market value		(3)
Balance at December 31, 2003	**57,702**	**129**

Treasury shares have a face value of Euro 0.05 each and made up 0.023% of the share capital at year end, versus 0.017% at December 31, 2002.

Other Securities

The balance of Euro 30,699 thousand at December 31, 2003 is mainly comprised of junior notes issued by ABC Gestion S.A., issuer of the F.C.C. Première European Fund, as part of the securitization plan described above. These securities have a monthly duration and returns linked to the performance of receivables factored under the securitization plan.

Cash and Cash Equivalents

This caption, comprising bank and P.O. deposits, amounted to Euro 36,410 thousand, equal to the face value of current accounts with positive balances held with banks, including interest accrued at December 31, 2003.

Most of the cash was absorbed by ordinary activities as early as January 2004.

Cash on hand reflects the face value of petty cash at the balance sheet date.

ACCRUED INCOME AND PREPAID EXPENSES

This caption amounted to Euro 86,446 thousand at year end, up by Euro 20,131 thousand on the previous year end, made up as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Accrued income:			
Financial income	4,188	1,567	2,621
Others	128	388	(260)
Subtotal	**4,316**	**1,955**	**2,361**
Prepaid expenses:			
Sample costs	57,604	42,127	15,477
Advertising and promotional expenses	6,275	4,762	1,513
Sales campaign expenses	4,812	3,948	864
Insurance	328	235	93
Rent expenses	1,897	1,891	6
Service expenses	2,113	2,135	(22)
Others	9,101	9,262	(161)
Subtotal	**82,130**	**64,360**	**17,770**
Total	**86,446**	**66,315**	**20,131**

Accrued income and prepaid expenses primarily related to profits arising from the year-end valuation of foreign exchange hedging contracts.

Prepaid expenses mainly relate to the production of samples for the Spring/Summer 2004 and Fall/Winter 2004 collections, advertising and promotion expenses incurred during the year for collections not yet sold, and the portion of sales campaign costs incurred by the distribution companies relating to collections not yet sold. These captions were up on the previous year end due to the growth in costs following the overall rise in business, the internalization of certain Ferré licenses (secondary ready-to-wear and perfume collections), and the launch of the new young GF Ferré collection.

"Other" includes contributions to open boutiques and lump-sum charges upon signature of the license agreement for the marketing of Romeo Gigli perfumes, deferred over the duration of the agreement.

Balance Sheet - Liabilities

SHAREHOLDERS' EQUITY

Shareholders' equity amounted to Euro 172,770 thousand, down by Euro 74 thousand on year end 2002, due to the following changes:

(In thousands of Euros)	Balance at 12/31/2002	Allocation of net income	Treasury shares	Translation difference	Net income (loss)	Balance at 12/31/2003
Share capital	12,294	-	-	-	-	12,294
Share premium reserve	137,004	-	(27)	-	-	136,977
Legal reserve	2,627	-	-	-	-	2,627
Reserve for treasury shares	102	-	27	-	-	129
Other reserves:	34,877	-	-	(1,860)	-	33,017
- extraordinary reserve	4,691	-	-	-	-	4,691
- consolidation reserve	30,015	-	-	-	-	30,015
- translation reserve	(511)	-	-	(1,860)	-	(2,371)
- other	682	-	-	-	-	682
Retained earnings (losses) carried forward	54,834	5,106	-	-	-	59,940
Net income (loss) for the year	5,106	(5,106)	-	-	(72,964)	(72,964)
Total Group interest in shareholders' equity	**246,844**	-	-	**(1,860)**	**(72,964)**	**172,020**
Capital and reserves	1,406	(584)	-	(143)	-	679
Net income (loss) for the year	(584)	584	-	-	72	72
Total minority interests in shareholders' equity	**822**	-	-	**(143)**	**72**	**751**
Total shareholders' equity	**247,666**	-	-	**(2,003)**	**(72,892)**	**172,771**

At December 31, 2003, the share capital amounted to Euro 12,294 thousand. It is fully subscribed and paid up and comprises 245,874,000 ordinary shares with a nominal value of Euro 0.05 each.

The share premium reserve of Euro 136,977 thousand decreased by Euro 27 thousand over December 31, 2002, due to the reclassification in 2003 of that amount to the reserve for treasury shares, due to the increase in treasury shares.

The reserve for treasury shares, amounting to Euro 129 thousand, increased by Euro 27 thousand on year end 2002, following the reclassification of that amount from the share premium reserve.

Other reserves include the consolidation reserve which mainly represents the excess of shareholders' equity over the book value at the date of the first consolidation of ITTIERRE S.p.A..

Reconciliation of the financial statements of IT Holding S.p.A. with the consolidated financial statements

(In thousands of Euros)

	Shareholders' equity at 12/31/2003	Net income (loss) for 2003	Shareholders' equity at 12/31/2002	Net income (loss) for 2002
Financial statements of the holding company	**116,782**	**(46,933)**	**163,715**	**(11,316)**
Excess acquisition cost with respect to *shareholder's equity*	(170,394)	(27,230)	(147,014)	9,059
Arising from consolidation	189,858	(56,219)	240,553	(16,008)
Elimination of dividends	-	(27,500)	(18,484)	(18,484)
Elimination of write-downs of investments and intercompany receivables in IT HOLDING S.p.A.	35,013	87,274	4,752	36,551
Elimination of intercompany profits	(1,910)	1,617	(3,660)	2,209
Other adjustments	2,947	(509)	3,802	707
Tax effects of the above consolidation adjustments	(276)	(3,464)	3,180	2,388
Group interest in shareholders' equity and net income (loss) for the year	**172,020**	**(72,964)**	**246,844**	**5,106**
Minority interests in shareholders' equity and net (income) loss for the year	**751**	**72**	**822**	**(584)**
Consolidated shareholders' equity and net income (loss) for the year	**172,771**	**(72,892)**	**247,666**	**4,522**

PROVISIONS FOR CONTINGENCIES AND CHARGES

These provisions amounted to Euro 18,756 thousand and can be analyzed as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Agents' termination benefits	5,880	4,903	977
Tax provisions	4,538	4,096	442
Others	8,338	8,837	(499)
- provision for returns on sales	3,002	3,190	(188)
- provision to cover losses on shareholdings	2,882	2,560	322
- provision for contingences	2,454	3,087	(633)
Total	**18,756**	**17,836**	**920**

Changes during the year are summarized below:

(In thousands of Euros)

	Agents' termination benefits	Tax provisions	Others
Net opening balance	4,903	4,096	8,837
Changes in the year:			
- provisions	1,691	711	2,833
- utilizations	(714)	(269)	(4,679)
- exchange rate differences	-	-	(1)
- change in consolidation area	-	-	1,348
Total changes during the year	**977**	**442**	**(499)**
Net closing balance	**5,880**	**4,538**	**8,338**

Agents' termination benefits are calculated on the basis of the charge to be paid on the termination of agency contracts in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts and their turnover.

The tax provision reflects estimated contingent tax liabilities which the following Group companies may have to pay following the tax disputes currently pending with the tax authorities.

M.A.C. - Manifatture Associate Cashmere S.p.A.

The tax dispute that arose with regard to 1989, for which the Firenze Tax Commission issued sentence no. 107/17/02 of November 23, 2002, lodged on January 15, 2003, was definitively settled pursuant to article 16 of Law no. 289/2002.

The preliminary assessment report served in 1998 relating to 1995, 1996, and 1997, alleging this company's realization of a higher taxable base for direct tax purposes, and mainly focusing the tax recovery on the transfer pricing applied to foreign Group companies, was followed by notices of assessment for 1995 and 1996. The company has appealed with the relevant judicial authorities.

In 2001, a preliminary assessment report was served for 1998, 1999, and 2000, relating to the same irregularities found in previous years. No notices of assessment have been issued to date.

The acquisition contract for M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.) and subsequent integrations provides that the sellers are liable for tax contingencies pertaining to years up to 1998 and for a maximum amount of Euro 4,390 thousand, with an excess clause of Euro 2,324 thousand. On October 30, 2003, an agreement was signed with the sellers on the basis of which they terminate the above guarantee and pay M.A.C. - Manifatture Associate Cashmere S.p.A. Euro 300 thousand. The company adjusted the provision by this amount, and thus a total of Euro 3,046 thousand, so that it reflects the maximum potential tax risk on the basis of updated estimates made, including the opinions expressed by external consultants.

GIANFRANCO FERRÉ S.p.A.

In 2000, a preliminary assessment report was served, disputing certain irregularities in form and substance relating to 1998, 1999, and the period up to May 31, 2000 for IRPEG and VAT tax purposes and relating to 1998 and 1999 for IRAP purposes. Two years later, the company received a notice of assessment relating to 1997 for VAT purposes. In 2003, the company settled this potential litigation, pursuant to article 15, of Law no. 289/2002.

In 2004, the company decided to settle the irregularities noted by reaching an agreement on the potential dispute pursuant to article 15, of Law no. 289/2002. The cost of settlement of Euro 240 thousand was fully covered by the tax provision.

IT HOLDING S.p.A.

During the year, the company underwent received an assessment from the Molise tax authorities. A loss of approximately Euro 150,000 could arise from the assessment, which will be settled for approximately Euro 37,000, by filing a supplementary tax return in accordance with article 8 of Law no 289/2002.

ITTIERRE S.p.A.

The tax provision of ITTIERRE S.p.A., amounting to Euro 205 thousand, relates to the following tax disputes. In 2003, disputes relating to direct taxes and VAT for 1995 and 1996 were settled in accordance with 16 of Law no. 289/2002 ("settlement of pending disputes").

In 2001, the tax police performed an inspection leading to three preliminary assessment reports alleging VAT irregularities in form and substance in 1997, 1998, 1999, and 2000 up to February 22. Only 1997 was assessed and was subsequently settled in 2003 as a "potential dispute" in application of article 15 of Law no. 289/2002. No other notices of assessment have been issued to date. The estimated potential tax liability should not significantly impact the company's financial position and results and not exceed the amount accrued at year end 2003

ITJ S.p.A. (merged into ITTIERRE S.p.A. in 2002)

In 2000, this company received a preliminary assessment report from the Regional Tax Office of Campobasso relating to the 1997 and 1998 tax periods. The irregularities assessed for 1997 were settled in 2003, as a "potential dispute" under article 15 of Law no. 289/2002. No notice of assessment has been received for 1998.

During 2002, following inspections performed by the Customs Authority of Campobasso, the company was served preliminary assessment reports in which certain irregularities were contested in relation to sales of assets in EU and non-EU countries. The company settled these as a "potential dispute" under article 15 of Law no. 289/2002.

FD S.p.A. (merged into ITJ S.p.A. in 2001)

In 2002, the company received a preliminary assessment report from the Regional Tax Office of Campobasso alleging certain irregularities in terms of form and substance with regard to direct and indirect taxes in 1999 and 2000. The company has not received any notices of assessment.

The estimated potential tax liability should not significantly impact the company's financial position and results and should not exceed the amount accrued at year end 2003.

ITTIERRE FRANCE S.A.

In 2003, the French tax authorities performed an assessment, mainly disputing transfer pricing from Italian companies. Taking into consideration the opinions of external advisors, the company does not believe that it will lose the dispute.

Tax provisions also include Euro 1,047 thousand representing the total tax effects arising from the adoption of the finance lease method described above and consolidation adjustments.

Other includes:

- Euro 3,002 thousand in relation to the provision for returns on sales, set up to cover the unrealized profit arising from the difference between the sales value of possible returns to be received after year end, but pertaining to the year, and their estimated recovery value;
- Euro 2,882 thousand to cover losses on unconsolidated shareholdings, and specifically in relation to the coverage of the portion of loss for the year of M.A.C. UK Ltd. exceeding its book value and charges to be incurred for subsidiaries in liquidation;
- estimated costs of Euro 2,454 thousand arising from litigation mainly relating to the Ferré Group, as follows:
  - lawsuit brought against GIANFRANCO FERRÉ S.p.A. by Tecnostile S.r.l. of Firenze, claiming damages of approximately Euro 620 thousand for pre-contractual liability. The judge is currently gathering evidence.
  - GIANFRANCO FERRÉ S.p.A. learned of a request put forth by the receivers of the Redaelli bankruptcy for reimbursement of payments made by Redaelli S.p.A. between March 1998 and March 1999. To date, a lawsuit has not yet been brought against the company and, on the basis of the legal advisors' opinion, it is not probable that the company will lose the case.
  - At the end of 2003, GIANFRANCO FERRÉ S.p.A. reached an out-of-court settlement with the receivers of Gruppo Nadini S.p.A., settling the litigation pending at December 31, 2002.
  - A lawsuit brought against GIANFRANCO FERRÉ S.p.A. by Mr. Ronald Bohler (former CEO of the company), claiming that he had been dismissed without just cause. On November 2, 2002, the company appeared in Court challenging all Mr. Bohler's inferences and claims. The provision at December 31, 2003 reflects

the maximum potential risk on the basis of updated estimates, considering the opinions of the company's external advisors.

Other Pending Litigation

- On March 23, 1998, Trussardi S.p.A. ("Trussardi") summoned ITTIERRE S.p.A. ("ITTIERRE") before the Milano Court, claiming that ITTIERE had breached a license agreement for the "Trussardi Jeans" brand which expired on June 30, 1996. Trussardi requested damages from ITTIERE of approximately Euro 50 million. ITTIERE appeared in court denying it had ever breached the agreement and asked that the claim be fully dismissed. On the basis of information received from ITTIERE's management and the opinion of the legal advisors, up to now the Board of Directors of IT HOLDING S.p.A. does not believe that the dispute represents a probable financial risk for the company and even less to the extent determined by Trussardi. Furthermore, if ITTIERE were to lose the case it would be covered by the hold harmless letter of PA Investments S.A. described further on in this report. The lawsuit is only at the preliminary stage and to date, nothing has arisen which would lead the Directors to believe that it could give rise to a probable financial risk for ITTIERRE S.p.A., also taking into account PA Investments S.A.'s hold harmless obligation.
- On June 20, 2000, Casor S.p.A. ("Casor") summoned M.A.C. - Manifatture Associate Cashmere S.p.A. ("MAC") before the Firenze Court, claiming that MAC had breached the five-year license agreement signed between the two companies and that it pay damages amounting to approximately Euro 3.6 thousand. According to MAC, the claim is totally groundless as it had never signed a five-year license agreement with Casor nor had it ever received any definite confirmation from its legal representatives that the proceedings were going ahead, whether written or verbal. On the basis of the legal opinion received, MAC does not believe it probable that it will lose the case. Evidence is currently being presented.
- GIANFRANCO FERRÉ S.p.A. learned of a request put forth by the receiver for the Redaelli bankruptcy for reimbursement of payments made by Redaelli S.p.A. between March 1998 and March 1999. To date, a lawsuit has not yet been brought against the company and, on the basis of the legal advisors' opinion, it is not probable that the company will lose the case.
- A professional previously engaged by M.A.C. - Manifatture Associate Cashmere S.p.A. for assistance in the creation of certain sales spaces, summoned M.A.C. - Manifatture Associate Cashmere S.p.A., before the Roma Court, claiming it had reproduced his innovative design concept in other sales spaces without respecting the exclusive rights to it and asking the Court to award damages of Euro 461,974. M.A.C. - Manifatture Associate Cashmere S.p.A. appeared and disputed the requests on the grounds of inadmissibility and lack of grounds. It also joined the architectural firm engaged to create the spaces under dispute as a party to the proceedings. At this time, the company does not believe it is probable that it will lose the case.
- A licensee of GIGLI S.p.A. summoned GIGLI S.p.A., alleging that the license and agency contract between the licensee and GIGLI was void or should be voided and requesting reimbursement for all royalties, advertising contributions, and commissions paid, quantified as Euro 5,156,654.86, in addition to compensation for damages of Euro 2,000,000; GIGLI appeared in Court and disputed such Court's jurisdiction, as well as the inadmissibility and lack of grounds of the claims, making a counterclaim for damages. GIGLI S.p.A. is not expected to lose the case.
- ITTIERRE S.p.A. was summoned by another company which claims it holds a patent on the decorative model of a specific denim processing used for apparel produced and marketed by ITTIERRE S.p.A. licensed from two of its licensors. The claim was formalized into two different summonses, one addressed to ITTIERRE S.p.A. and the other to its two licensors. The two claims for damages from ITTIERRE S.p.A. and the licensors amount to

Euro 3,000,000.00. At this stage, the claims appear groundless and the quantification of damages is completely unjustified. Accordingly, ITTIERRE S.p.A. is not expected to lose the case. However, it has appeared in court and disputed the claims on the basis of their inadmissibility and lack of grounds. It has also joined the supplier of the denim as a party to the proceedings and claimed it should be held harmless in the event the claimant wins the case.

- An attorney summoned IT HOLDING S.p.A. and ITTIERRE S.p.A., together with Diners Club Italia S.p.A., claiming he had been engaged to prepare a draft contract for certain financial agreements which would have involved these three companies and that, although the contracts had turned out to be impracticable, he was owed a fee of Euro 3,302,872.00. The claim is not supported by the expected opinion of the Council of Attorneys. However, IT HOLDING S.p.A. and ITTIERRE S.p.A. appeared in Court within the terms of law and argued that they had never engaged the claimant and that, in any case, had the claimant actually been engaged to draw up the contracts as alleged, the correctly quantified fees would not have exceeded Euro 25,000.00. Accordingly, there is no reason at this time to believe that the companies should lose the case.
- On August 5, 2002, Mr. Luigi Giribaldi served IT HOLDING S.p.A. a writ of summons before the Isernia Court. He requested that the Court judge the inaccuracy of the two appraisals on the basis of which the acquisition of GIANFRANCO FERRÉ S.p.A. was finalized. However, the claims are considered unfounded and, on the basis of the examination carried out by experts engaged by the parent company, there are significant doubts as to the admissibility of the claims, which could lead the Court to decide not to act on the above-mentioned summons.
- IT HOLDING S.p.A. still benefits from the effects of the hold harmless obligation taken on by its parent company, PA Investments S.A. on April 28, 1997. The hold harmless agreement expired on April 28, 2002. It indemnified IT HOLDING S.p.A. from damages, costs, liabilities, and contingent liabilities arising from civil, criminal, administrative, and tax court proceedings referring to events, acts or omissions occurring up to December 31, 1996 for which it was held liable and of which PA Investments S.A. was informed within five years from the signing date. The agreement is still valid for tax and social security matters up to the relevant statute of limitations.
- Furthermore, IT HOLDING S.p.A. benefits from the guarantee which the parent company PA Investments S.A. took on when it signed the sales contract for FINANCIÈRE MELPAR HOLDING S.A. shares, with regard to prior year expenses not recorded in the FERRÉ Group consolidated financial statements at December 31, 2001 which could arise and, accordingly, as a result of judicial, arbitration and/or administrative proceedings pending on the date in which the consolidated financial statements were approved. Therefore, the two companies' Boards of Directors do not consider it necessary to set up a provision in relation to the dispute.
- IT HOLDING S.p.A. has been informed of a pending dispute between the controlling shareholder, PA Investments S.A., and the main minority shareholder, Mr. Luigi Giribaldi. The latter claims to have agreed to sell his entire shareholding to the former, a fact which PA Investments denies as such agreement was never made. The dispute does not involve IT HOLDING S.p.A. and should not represent any direct of immediate financial risk for the issuer or for the IT HOLDING Group. To date, this dispute does not jeopardize PA Investments S.A.'s ability to indemnify IT HOLDING S.p.A. under the hold harmless agreement.

SEVERANCE PAY FUND

The severance pay fund amounts to Euro 15,398 thousand and complies in full with the relevant contractual and legal requirements.

The net increase of Euro 1,184 thousand versus December 31, 2002 was the result of the combined effect of accruals of Euro 3,985 thousand, utilizations of Euro 2,823 thousand, and changes in the consolidation area totaling Euro 22 thousand.

The following exhibit presents a summarized breakdown by category:

	12/31/2003	Average number 2003	12/31/2002	Average number 2002
Workers	657	664.50	734	729.17
Office staff	1,376	1,385.97	1,259	1,296.88
Executives	54	58.78	61	65.79
Total	**2,087**	**2,109.25**	**2,054**	**2,091.84**

PAYABLES

Bonds

The balance of Euro 200,000 thousand is the face value of a bond issued by FERRÉ FINANCE S.A., guaranteed by IT HOLDING S.p.A., syndicated on the Euromercato, remunerated at a yearly rate of 7% maturing on May 10, 2005.

Due to Banks

This caption amounted to Euro 129,007 thousand at year end, down by Euro 16,223 thousand on December 31, 2002.

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Due to banks due before 12 months			
- Ordinary current accounts	17,606	13,067	4,539
- Advances on exports	14,908	9,664	5,244
- Bills withdrawn falling due before the year-end	2,789	1,800	989
- Advances on orders	2,407	1,868	539
- Short-term loan installments	3,399	27,419	(24,020)
Subtotal	**41,109**	**53,818**	**(12,709)**
Due to banks due after 12 months			
- Loans from one to five years	87,898	91,412	(3,514)
Subtotal	**87,898**	**91,412**	**(3,514)**
Total	**129,007**	**145,230**	**(16,223)**

Changes during the year in medium and long-term amounts due to banks, including the current portions are as follows:

(In thousands of Euros)	12/31/2002	Reclassification	New loans	Repayments	12/31/2003
Short-term loan installments	27,419	1,699	-	(25,719)	3,399
Loans from one to five years	91,412	(1,699)	-	(1,815)	87,898
Total	**118,831**	**-**	**-**	**(27,534)**	**91,297**

The breakdown by year and maturity as follows:

(In thousands of Euros)	
Year 2004	3,306
Year 2005	87,565
Year 2006	65
Year 2007	65
After	296
Total	**91,297**

The loan granted by a bank syndicate headed by SANPAOLO IMI S.p.A. for an original amount of Euro 85,000 thousand matures on December 12, 2005.

The Group has decided to exercise the term-out option, provided for by contract, which entails repayment of 25% of the loan (Euro 21,250 thousand) by December 12, 2005 and the extension of the due date for another 25% of the loan (Euro 21,250 thousand) at June 12, 2006 and the residual 50% (Euro 42,500 thousand) at December 12, 2006.

The loan granted by Unicredit Banca S.p.A. for an original amount of Euro 723 thousand with a residual value at 2003 year end of Euro 556 thousand is guaranteed by a mortgage on Group real estate totaling Euro 1,446 thousand.

Due to Other Lenders

The total balance of Euro 1,177 thousand represents the payable due to lease companies, classified by due date and recorded using the finance lease method.

Advance Payments

The balance of Euro 3,543 thousand mainly comprises advance payments made by customers for future supplies.

Due to Suppliers

Payables due to suppliers totaled Euro 194,707 thousand and refer to the purchase of goods and services in Italy and abroad including the accrual for invoices to be received. More specifically, this caption includes:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
Italian supplies	78,737	70,165	8,572
Foreign supplies	9,569	6,687	2,882
Italian subcontractors	42,025	32,856	9,169
Foreign subcontractors	904	832	72
Italian agents	1,529	795	734
Foreign agents	965	761	204
Commissions to be settled	11,753	10,782	971
Italian consultants	42,154	30,197	11,957
Foreign consultants	5,798	4,943	855
Licensees	1,273	-	1,273
Total	**194,707**	**158,018**	**36,689**

The increase on year end 2002 is mainly due to an improvement in the efficiency of actual payments.

Due to Subsidiaries

The balance of Euro 1,764 thousand, up by Euro 772 thousand on December 31, 2002, is composed as follows:

(In thousands of Euros)

	12/31/2003		12/31/2002		Increase
	Trade	Financial	Trade	Financial	(decrease)
Due before 12 months					
- GF MANUFACTURING S.r.l. - in liquidation	885	-	990	-	(105)
- GF MODE GmbH - in liquidation	-	-	2	-	(2)
- MAC Japan Inc. - in liquidation	-	30	-	-	30
- M.A.C. UK Ltd. - inactive since October 2003	621	211	-	-	832
- Other sundry	2	15	-	-	17
Total	**1,508**	**256**	**992**	-	**772**

Financial payables relate to the balances of current accounts held with the above subsidiaries at year end, which bore interest on a quarterly basis at a rate of 6% up to June 30, 2003 and at a rate of 5% during the second half of the year.

Due to Subsidiaries Before 12 Months

The December 31, 2002 balance of Euro 1,506 thousand comprised trade payables due to NEOMETAL OPTIK S.p.A..

Due to Parent Companies Before 12 Months

The balance of Euro 12 thousand is entirely comprised of amounts due to PA Investments S.A..

Sums Payable to Taxation Authorities

The balance of Euro 3,842 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
Direct taxes	1,078	16,769	(15,691)
Indirect taxes	371	418	(47)
Withholdings to be paid	1,708	1,447	261
Other taxes	685	379	306
Total	**3,842**	**19,013**	**(15,171)**

Direct taxes include payables for current taxes net of advance payments and tax receivables which can be used to offset amounts due.

Due to Social Security Agencies Before 12 Months

The balance of Euro 6,454 thousand represents the payables due to social security agencies (PREVINDAI, INPS, INPDAI, FASI, ENASARCO, FIPDAI and INAIL).

Other Payables

The balance of Euro 42,951 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Due before 12 months			
Due to factors	25,184	12,901	12,283
Remuneration to be paid	6,583	9,836	(3,253)
Remuneration to the Board of Directors	1,231	896	335
Remuneration to the Board of Statutory Auditors	409	305	104
Other parties	9,156	7,039	2,117
Subtotal	**42,563**	**30,977**	**11,586**
Due after 12 months			
Other parties	388	411	(23)
Subtotal	**388**	**411**	**(23)**
Total	**42,951**	**31,388**	**11,563**

Payables to factors relate to the amount due to the factoring companies to which Group suppliers have sold their receivables due from the Group.

Remuneration to be paid includes, inter alia, accruals by employees but not yet paid at year end.

Other mainly comprises credit notes to be issued, payables for year-end achievement awards to customers, and amounts due for charges incurred to recover the full availability of the Romeo Gigli brand in the perfume division.

ACCRUED LIABILITIES AND DEFERRED INCOME

The balance of Euro 32,218 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Accrued liabilities:			
Royalties	10,210	11,085	(875)
Interest on bond	9,014	10,303	(1,289)
Service expenses	2,400	1,224	1,176
Financial interest	1,799	24	1,775
Rent expenses	1,042	1,089	(47)
Advertising and promotional expenses	622	768	(146)
Others	150	137	13
Subtotal	**25,237**	**24,630**	**607**
Deferred income:			
Contributions to be collected	5,508	6,073	(565)
Others	1,333	911	422
Service expenses	140	324	(184)
Subtotal	**6,981**	**7,308**	**(327)**
Total	**32,218**	**31,938**	**280**

Accrued liabilities mainly relate to:

- royalties due to licensors;
- interest on the bond;
- interest on interest and exchange rate hedging contracts.

Deferred income mainly relates to capital grants collected or resolved at December 31, 2002 and deferred so as to enable allocation to the statement of income in proportion to the depreciation of assets underlying the financed investment.

Memorandum Accounts

The balance of Euro 579,272 thousand, up by Euro 51,417 thousand on year end 2002, is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Personal guarantees provided			
- Guarantees and warrants to grant credit provided on behalf of third parties	44,477	45,111	(634)
Subtotal	**44,477**	**45,111**	**(634)**
Commitments, risks, sales and purchase commitments and other memorandum account			
- Purchase commitments	-	923	(923)
- Commitments for foreign exchange transactions	476,072	445,038	31,034
- Notional principal on interest rate swaps	55,723	20,723	35,000
- Excess on factoring of receivables without recourse	3,000	16,060	(13,060)
Subtotal	**534,795**	**482,744**	**52,051**
Total	**579,272**	**527,855**	**51,417**

Personal Guarantees Provided

Guarantees provided in the interest of third parties decreased by Euro 634 thousand and can be summarized by nature as follows:

- Euro 29 thousand to the Swiss Customs Authority to cover customs tax;
- Euro 678 thousand to the Ministry of Treasury, for the disbursement of a capital grant;
- Euro 744 thousand to guarantee the SPI contribution under Law no. 181/89;
- Euro 6,259 thousand to lessors of leased premises;
- Euro 36,767 thousand to banks to guarantee credit lines;

The balance of commitments for foreign exchange transactions represents the notional principal on exchange rate swaps in place at December 31, 2003, presented at the contractual forward rate.

The nominal amounts of these transactions at year end are as follows:

Group transactions with third parties		
- Purchase of YEN against Euros	YEN	22,103,200,000
- Purchase of US dollars against Euros	USD	7,158,000
- Purchase of British pounds against Euros	GBP	4,040,000
- Purchase of Swiss francs against Euros	CHF	2,900,700
- Sale of YEN against Euros	YEN	22,103,200,000
- Sale of US dollars against Euros	USD	77,047,000
- Sale of British pounds against Euros	GBP	19,800,000
- Sale of Swiss francs against Euros	CHF	15,000,000

The risk of the counterparties not honoring their commitments is limited, since such contracts were signed with leading financial operators. Therefore the Group does not expect any risk of insolvency.

The balance of notional principal on interest rate swaps relates to the notional principal of the IRS entered into by the holding company to cover interest rate risk on loans taken out at a floating rate, and to the notional principal of the IRS taken out by DESIL S.p.A. to cover interest rate risk on a mortgage loan granted by Unicredit Banca S.p.A. (formerly Cariverona Banca S.p.A.) maturing interest at a floating rate (Euro 723 thousand).

Commitments and Other Memorandum Accounts Not Disclosed in the Balance Sheet

Pursuant to paragraph 9, article 2427 of the Italian Civil Code the commitments and other memorandum accounts which cannot be quantified and are not recorded at the foot of the balance sheet are listed below.

- In a statement of patronage under German law, the holding company has assumed unlimited liability for the full duration of the lease contract to manage and financially support M.A.C. DEUTSCHLAND GmbH, so that it can meet all its contractual commitments with regard to the lease of premises in Maximilianstrasse, Munich at any time.

- As part of the securitization plan for trade receivables, the holding company has provided a letter of patronage to the Milano branch of Crédit Lyonnais S.A. and Ester Finance Tritisation S.A., guaranteeing that the subsidiaries involved (namely, ITTIERRE S.p.A., ITC S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITF S.p.A., ITTIERRE FRANCE S.A., and ITTIERRE MODEN GmbH) meet all their contractual obligations.

Statements of Income

VALUE OF PRODUCTION

The 2003 balance of Euro 706,955 thousand, up by 4% on the previous year, despite the unfavorable exchange rate trends in main export countries and the fact that the business development of the Romeo Gigli and Husky brands was licensed to third parties in 2003.

The recovery of turnover and increase in products in process and semi-finished products are, to different extents, due to the internalization of perfumes and secondary Gianfranco Ferré ready-to-wear collections, the opening of a new Ferré boutique in Paris, and the start-up of the internal development of leather and fabric accessories.

The breakdown of net revenues by geographical area is as follows:

(In thousands of Euros)

	Ready-to-wear and accessories	Eyewear	Perfume	Interdivisional	Total
Italy	239,510	27,855	15,152	(769)	281,748
Europe*	210,126	15,990	3,888	(35)	229,969
Americas	65,254	7,818	4,090	(53)	77,109
Far East and Japan	43,389	2,009	433	-	45,831
Rest of the world	15,281	3,411	1,937	-	20,629
Royalty income	17,199	-	-	(4,274)	12,925
Net revenues	**590,759**	**57,083**	**25,500**	**(5,131)**	**668,211**

* *without Italy*

COSTS OF PRODUCTION

The balance of Euro 738,886 thousand was up by 14.3% on the previous year. However, without the write-downs of Euro 56,483 thousand, discussed further on, it would have decreased by 5.5%.

Raw, Ancillary, Consumable Materials, and Merchandise

This caption, with a balance of Euro 225,782 thousand, includes:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Purchases of raw materials for production	90,761	112,319	(21,558)
Purchases of accessories	21,253	20,068	1,185
Purchases of raw materials for samples	32,726	22,116	10,610
Purchases of semi-finished products	75,475	72,506	2,969
Other purchases for sales and distribution	5,185	4,222	963
Other purchases	382	509	(127)
Total	**225,782**	**231,740**	**(5,958)**

The impact of this caption on the value of production dropped from 34.1% in 2002 to 31.9% in 2003, due to the increase in production efficiency in connection with the optimization of stock levels.

Outside Services

Outside service costs of Euro 291,160 thousand, include:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Outsourcing	87,723	76,524	11,199
Royalties	60,252	53,746	6,506
Advertising	38,767	29,212	9,555
Other commercial services	30,421	21,847	8,574
Commissions	20,449	19,651	798
Production services	14,876	18,412	(3,536)
Other administrative services	10,335	10,264	71
Transport	7,998	8,230	(232)
Other sundry services	7,762	12,590	(4,828)
Sample services	5,618	5,569	49
Remuneration to the Board of Directors	3,854	2,446	1,408
Sales campaigns	2,467	2,424	43
Remuneration to the Board of Statutory Auditors	638	384	254
Total	**291,160**	**261,299**	**29,861**

The impact of this caption on the value of production rose from 38.5% in 2002 to 41.2% in 2003, mainly following the growth in advertising and commercial expenses to support the Ferré brands, the increase in royalty expense as per contracts with brand licensors, and the rise in outsourcing as a result of the internalization of the secondary Gianfranco Ferré ready-to-wear collections.

Use of Third Party Assets

The balance of Euro 24,769 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Production	1,801	2,154	(353)
Sample collections	202	71	131
Commercial	20,043	18,433	1,610
Administrative	2,307	1,498	809
Others	416	848	(432)
Total	**24,769**	**23,004**	**1,765**

This caption, composed of lease and rent expense, increased by Euro 1,765 thousand, mainly due to new leases signed in 2003.

Personnel

The balance of Euro 80,756 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Wages and salaries			
- production	18,244	15,742	2,502
- sample collections	7,757	9,383	(1,626)
- commercial	25,677	23,661	2,016
- administrative	8,042	10,267	(2,225)
- others	1,810	2,650	(840)
Subtotal	**61,530**	**61,703**	**(173)**
Social security contributions			
- production	3,769	4,963	(1,194)
- sample collections	2,563	1,966	597
- commercial	4,911	5,141	(230)
- administrative	2,445	1,839	606
- others	710	675	35
Subtotal	**14,398**	**14,584**	**(186)**
Severance pay fund			
- production	1,278	1,367	(89)
- sample collections	781	636	145
- commercial	1,039	958	81
- administrative	752	734	18
- others	135	172	(37)
Subtotal	**3,985**	**3,867**	**118**
Agents' termination benefits			
- administrative	63	63	-
Subtotal	**63**	**63**	**-**
Other costs			
- production	2	32	(30)
- commercial	443	195	248
- administrative	273	253	20
- others	62	8	54
Subtotal	**780**	**488**	**292**
Total	**80,756**	**80,705**	**51**

The following exhibit provides the information required by article 2427 of the Italian Civil Code:

	12/31/2003	Average number 2003	12/31/2002	Average number 2002
Workers	657	664.50	734	729.17
Office staff	1,376	1,385.97	1,259	1,296.88
Executives	54	58.78	61	65.79
Total	**2,087**	**2,109.25**	**2,054**	**2,091.84**

This caption is substantially stable, in line with the trend in the average number of employees.

Amortization/Depreciation and Write-downs

The balance of Euro 107,305 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Amortization of intangible assets	38,420	33,400	5,020
Depreciation of tangible assets	9,381	9,084	297
Other write-downs	56,483	80	56,403
Bad debt provision and liquid assets	3,021	2,486	535
Total	**107,305**	**45,050**	**62,255**

Other write-downs mainly relate to the write-down of the residual value of the Gigli brand at year end, net of ordinary amortization and goodwill arising on consolidation. In line with Group accounting policies, these write-downs were necessary following the decision to discontinue development of Romeo Gigli brand business and the recognition that the current market prospects did not ensure the recovery of the book value of goodwill arising on consolidation.

Sundry Operating Costs

The balance of Euro 4,452 thousand is made up as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Production	28	743	(715)
Sample collections	25	22	3
Commercial	3,055	2,274	781
Administrative	363	756	(393)
Others	981	964	17
Total	**4,452**	**4,759**	**(307)**

This caption includes all other operating costs not indicated above.

The decrease of Euro 307 thousand on the previous year is due to the cost savings policy.

FINANCIAL INCOME AND CHARGES

This caption is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Other financial income:			
Long-term receivables			
- subsidiaries	-	76	(76)
- other parties	155	2	153
Other long-term financial assets	2	7	(5)
Marketable securities	5,461	356	5,105
Other financial income			
- parent companies	350	857	(507)
Other parties:			
- bank interest income	215	818	(603)
- exchange rate gains and income from interest rate hedging	9,605	4,908	4,697
- interest income on interest rate swaps	5,662	3,747	1,915
- other interest income	214	445	(231)
Sub totale	**21,664**	**11,216**	**10,448**
Interest and other financial charges:			
Subsidiaries	39	-	39
Other parties:			
- expense on loans	14,046	9,014	5,032
- interest on short-term loans	1,791	4,729	(2,938)
- interest on medium/long-term loans	3,431	1,515	1,916
- bank interest expense	2,224	3,248	(1,024)
- expense on junior notes (securitization)	353	-	353
- securitization charges	12,234	-	12,234
- exchange rate losses and charges for interest rate hedging	10,737	6,399	4,338
- interest expense on interest rate swaps	5,479	3,864	1,615
- other interest expense	8,844	7,562	1,282
Sub totale	**59,178**	**36,331**	**22,847**
Total	(37,514)	(25,115)	(12,399)

This caption includes bank interest and other financial charges of Euro 9,305 thousand (2002: Euro 11,593 thousand), interest and other financial charges to others of Euro 39,097 thousand (2002: Euro 18,339 thousand). The breakdown by nature is as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Interest income (expense)	(20,809)	(16,390)	(4,419)
Exchange rate gains (losses)	(1,132)	(1,491)	359
Gains (losses) on hedging	183	(117)	300
Income (expense) on junior notes (securitization)	5,108	-	5,108
Other financial income (charges)	(20,864)	(7,117)	(13,747)
Total	**(37,514)**	**(25,115)**	**(12,399)**

ADJUSTMENTS TO FINANCIAL ASSET VALUES

Write-downs

This caption is made up as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Write-downs of shareholdings	2,206	1,715	491
Write-downs of securities included under marketable securities	4	1	3
Total	**2,210**	**1,716**	**494**

Write-downs of shareholdings relate to the accrual to other provisions for contingencies, in relation to the operating losses recorded by M.A.C. UK Ltd. during the year in excess of its book value. Reference should be made to the note to long-term financial assets for details.

Extraordinary Items

The negative net balance of extraordinary items is Euro 2,782 thousand, composed as follows:

- extraordinary income of Euro 2,723 thousand, which mainly includes prior year income in relation to over-accruals in previous years;
- extraordinary charges of Euro 5,505 thousand, which mainly relate to capital losses on the disposal of fixed assets following the closure of the Malo boutique in London and prior year charges relating to under-accruals in previous year.

Income taxes

This caption includes:

- current taxes of Euro 15,548 thousand calculated on income for the year;
- deferred tax assets of Euro 17,215 thousand representing the variation in deferred tax income with respect to 2002 and the tax exemption of dividends recognized by IT HOLDING S.p.A. in 2002, maturing and distributed by ITTIERRE S.p.A. in 2003.

Exhibits to the notes to the consolidated financial statements

Statement of Cash Flows

(In thousands of Euros)

	2003	2002
Cash flows from operating activities:		
• Net income	(72,964)	5,106
• Adjustments made to reconcile net income with changes in cash flows from operating activities		
- Minority interests in net income (loss)	72	(584)
- Amortization/depreciation	104,284	42,484
- Severance pay fund	3,985	3,867
- Provision for other long-term liabilities	2,833	3,082
• Effect of the changes in operating assets and liabilities:		
- Trade receivables	48,795	(49,305)
- Due from parent companies	(489)	(929)
- Other receivables	(20,826)	(27,348)
- Inventories	(22,197)	(16,865)
- Accrued income and prepaid expenses	(20,131)	(22,223)
- Due from group companies and related companies	896	(629)
- *Assets held for sale*		-
- Sale (purchase) of treasury shares	(28)	2,625
- Other assets	8,907	(10,624)
- Suppliers	33,202	14,865
- Sums payable to taxation authorities	(15,171)	13,262
- Accrued liabilities, deferred income, and other current liabilities	24,243	22,528
- Due to group companies and related parties	(5,531)	3,079
- Due to parent companies	(62)	(54)
- Other long-term liabilities	(4,926)	790
Changes in cash flows from operating activities	**64,892**	**(16,873)**
Cash flows from investing activities:		
• Sales of (additions) to tangible assets	(6,217)	(11,069)
• Sales of (additions to) intangible assets	(26,956)	(210,426)
• Goodwill arising on consolidation	-	(106)
• Changes in the consolidation reserves	-	(80)
• Changes in shareholdings	6,479	(6,354)
• Sales of (additions to) securities	(30,540)	7,154
Changes in cash flows from investing activities	**(57,234)**	**(220,881)**
Cash flows from financing activities:		
• Change in short-term financial payables	(12,709)	(119,269)
• Receipt (repayment) of loans	(3,514)	49,712
• Receipt (repayment) of bonds	-	200,000
• Changes in the translation reserves	(2,004)	(2,820)
• Dividends	-	-
• Due from shareholders	-	735
• Share capital increase	-	109,786
• Capital grants received	-	-
Changes in cash flows from financing activities:	**(18,227)**	**238,144**
Increase (decrease) in cash and cash equivalents	**(10,569)**	**390**
Cash and cash equivalents - opening balance	**46,979**	**46,589**
Cash and cash equivalents - closing balance	**36,410**	**46,979**

(In thousands of Euros)

Name	Registered office	Share/quota capital *(In thousands of Euros unless otherwise indicated)*	% of direct ownership *% of ownership*
IBEX 2001 S.p.A.	Milano - I	100,000	90.00%
ITF S.p.A.	Milano - I	5,200,000	
ITF USA Inc.	New York - NY - USA	USD 500,000	
FERRÉ FINANCE S.A.	Luxembourg - L	125,000	99.999%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785,160	1
GF MONTAIGNE S.a.s.	Paris - F	1,933,750	
ITTIERRE FRANCE S.A.	Paris - F	1,458,000	
M.A.C. FRANCE E.u.r.l.	Paris - F	1,060,000	
GIANFRANCO FERRÉ FRANCE E.u.r.l.	Paris - F	400,000	
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18,160	
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10,330	
ITTIERRE MODEN GmbH	Düsseldorf - D	64,000	
M.A.C. DEUTSCHLAND GmbH	Düsseldorf - D	255,750	
M.A.C. MAC MARBELLA S.L.	Malaga - E	100,200	
M.A.C. UK Ltd.	London - GB	GBP 1,530,660	
GIANFRANCO FERRÉ UK Ltd.	London - GB	GBP 757,686	
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250,000	
IT ASIA PACIFIC Limited (formerly FAR IT Limited)	Hong Kong - HK	HK$ 500,000	
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000	
IT HOLDING USA Inc.	New York - NY - USA	USD 200,000	
IT USA Inc.	New York - NY - USA	USD 200,000	
MANIFATTURE ASSOCIATE CASHMERE USA Inc.	New York - NY - USA	USD 50,000	
M.A.C. SOHO Llc.	New York - NY - USA	USD 584,062	
M.A.C. MADISON Llc.	New York - NY - USA	USD 2,980,873	
M.A.C. COLORADO Llc.	Denver - CO - USA	USD 608,389	
M.A.C. MAC BAL HARBOUR Llc.	Tallahassee - FL - USA	USD 489,470	
M.A.C. MAC PALM BEACH Llc.	Tallahassee - FL - USA	USD 437,168	
M.A.C. CHICAGO Llc.	Springfield - IL - USA	USD 722,993	
M.A.C. CLINTON Llc.	Hartford - CT- USA	USD 491,931	
M.A.C. WOODBURY Llc.	New York - NY - USA	USD 380,191	
GIANFRANCO FERRÉ HOLDINGS Inc.	Wilmington - DE - USA	USD 5,500,000	
GIANFRANCO FERRÉ USA Inc.	New York - NY - USA	USD 1,000,000	
FIRST N.Y. BOUTIQUE Inc.	New York - NY - USA	USD 1,500,000	
FIRST P.B. BOUTIQUE Inc.	Tallahassee - FL - USA	USD 500,000	
FIRST RODEO Corp.	Beverly Hills - CA - USA	USD 600,000	
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520,000	100.00%
V2I HOLDING S.A.	Luxembourg - L	3,235,090	
EUROHOLDING FASHION S.A.	Luxembourg - L	CHF 150,000	
INTERSTYLE HOLDING S.A.	Luxembourg - L	CHF 2,600,000	
MODA BRAND HOLDING S.A.	Luxembourg - L	CHF 300,000	
ALLISON S.p.A.	Padova - I	1,702,800	100.00%
ALLISON EYEWEAR Inc.	Los Angeles - CA - USA	USD 1,500,000	
ALLISON CANADA Inc.	North York - Ontario - CANADA	CAD 95,000	
DESIL S.p.A.	Domegge di Cadore (BL) - I	490,400	
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	38,740,000	100.00%
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46,481	
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580,000	
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104,000	0.05%
IT RESEARCH S.c.a.r.l.	Pettoranello di Molise (IS) - I	100,000	
ITTIERRE ACCESORIES S.p.A.	Pettoranello di Molise (IS) - I	1,000,000	
SERVIZI MODA S.r.l.	Pettoranello di Molise (IS) - I	94,342	
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580,000	
GENTRYPORTOFINO S.p.A.	Pettoranello di Molise (IS) - I	100,000	
P.A.F. - Pelletterie Artigiane Fiorentine S.r.l.	Campi Bisenzio (FI) - I	100,000	
GIANFRANCO FERRÉ S.p.A.	Milano - I	6,750,000	100.00%
NUOVA ANDREA FASHION S.p.A.	Milano - I	1,800,000	

All shareholdings are owned - Companies in liquidation and those in which the percentage of ownership is less than 1% are not included

Parent company	% of indirect ownership % of ownership
IBEX 2001 S.p.A.	1
ITF S.p.A.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
HOBBYMARKT WASSENAAR B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	1
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	99.90%
IT FINANCE AND TRADING B.V.	100.00%
IT HOLDING USA Inc.	100.00%
IT HOLDING USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
GIANFRANCO FERRÉ HOLDINGS Inc.	100.00%
GIANFRANCO FERRÉ HOLDINGS Inc.	100.00%
FIRST N.Y. BOUTIQUE Inc.	100.00%
FIRST N.Y. BOUTIQUE Inc.	100.00%
GIGLI S.p.A.	100.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
ALLISON S.p.A.	93.00%
ALLISON S.p.A.	80.00%
ALLISON S.p.A.	100.00%
ITTIERRE S.p.A.	100.00%
ITTIERRE S.p.A.	100.00%
ITTIERRE S.p.A.	99.95%
ITTIERRE S.p.A.	17.50%
ITC S.p.A.	16.50%
ITF S.p.A.	16.50%
GIANFRANCO FERRÉ S.p.A.	16.50%
ALLISON S.p.A.	16.50%
M.A.C. - Manifatture Associate Cashmere S.p.A.	16.50%
ITTIERRE S.p.A.	90.00%
ITTIERRE S.p.A.	100.00%
ITTIERRE S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%

Independent Auditors' Report

TO THE CONSOLIDATED FINANCIAL STATEMENTS

in accordance with article 156 of legislative decree no. 58 of February 24, 1998

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo, 17
80122 NAPOLI NA

Telefono 081 660785
Telefax 081 662752
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
IT Holding S.p.A.

1 We have audited the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2003. These financial statements are the responsibility of the directors of IT Holding. S.p.A.. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The responsibility for the audit of the financial statements of certain subsidiary and associated companies, representing 17% and 11% of consolidated assets and consolidated revenues, respectively, rests with other auditors.

Reference should be made to the report dated 9 April 2003 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2003 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

4 We draw your attention to the following matters:

4.1 The Group incurred a significant net loss of approximately € 73 million for the year ended 31 December 2003. This included the prudent write-down of intangible assets amounting to approximately € 45 million, net of the tax effect. Furthermore, the group's net financial debt is considerable and a portion thereof amounting to approximately € 221 million is due in 2005.

The notes to the consolidated financial statements make reference to the information provided in the directors' discussion and analysis as to how they plan to deal with this situation. In particular, the directors have specified that the improvement in forthcoming years in the Group's results will depend more on measures to recover profitability and efficiency than on assumptions of growth in operating volumes. They plan to achieve this recovery through a strategic refocusing on the basis of their decision to concentrate the resources of the ready-to-wear and accessories division by using owned and licensed brands - with adequate profitability and the capacity to bring in high volumes of turnover - as leverage. Furthermore, the directors intend to cover the financial position not only by taking the above measures, but also by improving the management of working capital, containing investments, selling non-strategic businesses and, especially, by refinancing a portion of the bond maturing in 2005 with the assistance of banks, so as to support business management and development while preventing the timing of the above events from creating financially difficult situations.

4 The subsidiary Ittierre S.p.A. has received summons further to claims for damages on the basis of alleged breach of contract in relation to a design collaboration agreement signed prior to 31 December 1996. In this respect and with regard to any other potential litigation, reference should be made the description in the notes to the financial statements of the hold harmless agreement signed with the parent company P.A. Investments S.A. to hold harmless and indemnify IT Holding Group and its subsidiaries from any negative consequences of situations which arose before 31 December 1996.

Naples, 9 April 2004

KPMG S.p.A.

(signed on the original)

Giovanni Enrico Esposito
Director of Audit

FINANCIAL STATEMENTS

ANNUAL REPORT 2003

Balance Sheet - Assets

(euro)

ASSETS				12/31/2003	12/31/2002
A)	SHARE CAPITAL PROCEEDS TO BE RECEIVED				
B)	FIXED ASSETS				
	I.	**Intangible assets**			
		1	start-up and expansion cost	2,873,018	2,360,853
		4	licenses, trademarks, and permits	1,978,487	2,922,878
		6	assets in formation and advances	18,724	3,770,890
		7	other5,298,976	660,742	
			Total	**10,169,205**	**9,715,363**
	II.	**Tangible assets**			
		2	plant and machinery	6,919	8,995
		3	industrial and commercial equipment	350	490
		4	other assets	502,641	734,716
			Total	**509,910**	**744,201**
	III.	**Long-term financial assets**			
		1	shareholdings in:		
			a) subsidiaries	237,872,476	106,674,772
			d) other	52	52
			Total shareholdings	237,872,528	106,674,824
		2	Receivables:		
			a) due from subsidiaries		
			a1) due before 12 months	111,321,957	119,781,669
			a2) due after 12 months	-	54,734,028
			d) due from others		
			d1) due before 12 months	-	9,146,472
			d2) due after 12 months	48,139	49,989
			Total receivables	111,370,096	183,712,158
		3	other securities	-	125,686,538
			Total	**349,242,624**	**416,073,520**
	TOTAL FIXED ASSETS			**359,921,739**	**426,533,084**

(euro)

ASSETS				12/31/2003	12/31/2002
C)	CURRENT ASSETS				
	II.	Receivables			
		1	trade:		
			1.1 due before 12 months	9,538	33,663
		2	subsidiaries:		
			2.1 due before 12 months	8,599,655	28,238,293
		4	parent companies:		
			4.1 due before 12 months	40,046	29,415
		5	due from others:		
			5.1 due before 12 months	24,676,922	19,784,369
			Total	**33,326,161**	**48,085,740**
	III.	**Marketable securities**			
		5	treasury shares	129,252	100,853
		6	other securities	30,697,200	-
			Total	**30,826,452**	**100,853**
	IV.	**Cash and cash equivalents:**			
		1	bank and P.O. deposits	3,201,314	26,906,253
		3	cash on hand	8,031	7,582
			Total	**3,209,345**	**26,913,835**
	TOTAL CURRENT ASSETS			**67,361,958**	**75,100,428**
D)	ACCRUED INCOME AND PREPAID EXPENSES			598,556	763,016
TOTAL ASSETS				427,882,253	502,396,528

Balance Sheets - Liabilities

(euro)

LIABILITIES				12/31/2003	12/31/2002
A)	**SHAREHOLDERS' EQUITY**				
	I	Share capital		12,293,700	12,293,700
	II	Share premium reserve		136,975,204	137,003,602
	IV	Legal reserve		2,627,023	2,627,023
	V	Reserve for treasury shares		129,252	100,854
	VII	Other reserves:			
		1	extraordinary reserve	4,691,405	4,691,405
	VIII	Retained earnings (loss)		6,998,341	18,314,046
	IX	Net income (loss) for the year		(46,932,874)	(11,315,705)
	TOTAL			**116,782,051**	**163,714,925**
B)	**PROVISIONS FOR CONTINGENCIES AND CHARGES**				
		3	others	**1,423,909**	**5,525,897**
	TOTAL			**1,423,909**	**5,525,897**
C)	**SEVERANCE PAY FUND**			**335,605**	**335,664**
D)	**ACCOUNTS PAYABLE**				
		3	due to banks		
			3.1 due before 12 months	3,566,441	26,251,095
			3.2 due after 12 months	86,250,000	88,750,000
		6	due to suppliers		
			6.1 due before 12 months	1,635,362	2,301,877
		8	due to subsidiaries		
			8.1 due before 12 months	26,536,883	14,211,535
			8.2 due after 12 months	188,500,000	198,500,000
		10	due to parent companies		
			10.1 due before 12 months	-	13,984
		12	due to social security agencies		
			12.1 due before 12 months	12,170	13,686
		13	other accounts payable		
			13.1 due before 12 months	902,381	834,192
	TOTAL			**307,403,237**	**330,876,369**
E)	**ACCRUED LIABILITIES AND DEFERRED INCOME**			**1,937,451**	**1,943,673**
TOTAL LIABILITIES				**427,882,253**	**502,396,528**

(euro)

LIABILITIES			12/31/2003	12/31/2002
MEMORANDUM ACCOUNTS				
A)	PERSONAL GUARANTEE PROVIDED			
	1	Guarantees and warrants to grant credit provided on behalf of:		
		third parties	239,908,844	235,413,829
	TOTAL		239,908,844	235,413,829
C)	COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT			
	2	Notional principal on interest rate swaps	196,827,768	203,300,000
	3	Excess on factoring of receivables without recourse	55,000,000	20,000,000
	TOTAL		251,827,768	223,300,000
TOTAL MEMORANDUM ACCOUNTS			491,736,612	458,713,829

Statement of Income

(euro)

			12/31/2003	12/31/2002
A)	VALUE OF PRODUCTION			
	1	revenues from sales and services	5,414,825	6,587,453
	5	other revenues and income:		
		5.2 sundry revenues	1,499,532	1,217,113
	TOTAL		**6,914,357**	**7,804,566**
B)	COSTS OF PRODUCTION			
	6	raw, ancillary, consumable materials and merchandise	93,355	161,672
	7	outside services	5,175,039	5,648,146
	8	use of third party assets	964,117	730,426
	9	personnel	2,192,325	3,114,571
		a) wages and salaries	1,668,418	2,465,637
		b) social security contributions	376,554	436,131
		c) severance pay fund	138,308	212,803
		d) other costs	9,045	-
	10	amortization/depreciation and write-downs:	4,080,739	3,516,087
		a) intangible assets	3,361,363	3,276,111
		b) tangible assets	237,429	239,976
		c) other write-downs	481,947	-
	14	sundry operating costs	97,952	197,067
	TOTAL		**12,603,527**	**13,367,969**
	DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION		**(5,689,170)**	**(5,563,403)**

(euro)

	12/31/2003	12/31/2002
C) FINANCIAL INCOME AND CHARGES		
15 income from shareholdings:		
a) subsidiaries	42,968,750	28,881,538
16 other financial income:		
a) long-term receivables		
a1) subsidiaries	17,137,402	11,098,639
b) other long-term financial assets	620	569
c) marketable securities	5,461,061	352,904
d) other financial income		
d3) parent companies	-	187,479
d4) other parties	766,235	356,666
d5) gains on foreign exchange	227,413	24,758
Total financial income	66,561,481	40,902,553
17 interest and other financial charges:		
a) subsidiaries	5,418,421	2,924,859
d) other parties	11,361,281	10,573,377
e) losses on foreign exchange	244,333	2,353
Total financial charges	17,024,035	13,500,589
TOTAL	**49,537,446**	**27,401,964**
D) ADJUSTMENTS TO FINANCIAL ASSET VALUES		
19 write-downs:		
a) shareholdings	36,899,774	37,325,204
b) other financial assets	33,589,311	-
c) securities included under marketable securities	3,493	1,235
Total write-downs	70,492,578	37,326,439
TOTAL ADJUSTMENTS	**(70,492,578)**	**(37,326,439)**
E) EXTRAORDINARY ITEMS		
20 income:		
a) capital gains on the sale of assets	-	578,093
c) non-recurring gains	17,931	12,785
d) other items	88	474
Total income	18,019	591,352
21 charges:		
a) capital losses on the sale of assets	16,786,653	-
c) non-recurring losses	175,283	92,319
d) other items	15,737	414,449
Total charges	16,977,673	506,768
TOTAL EXTRAORDINARY ITEMS	**(16,959,654)**	**84,584**
RESULT BEFORE TAXES	**(43,603,956)**	**(15,403,294)**
22 income taxes:		
a) current taxes	3,291,585	318,130
b) deferred taxes	37,333	(4,405,719)
26 NET INCOME (LOSS) FOR THE PERIOD	**(46,932,874)**	**(11,315,705)**

Notes to the Financial Statements

Presentation and Contents of the Financial Statements

The financial statements at December 31, 2003, consisting of a balance sheet, statement of income and these notes, have been drawn up in accordance with article 2423 of the Italian Civil Code.

In preparing these notes, most of the numerical data required by article 2427 of the Italian Civil Code have been summarized in a series of tables intended to clarify and facilitate reference to the matters described herein at length in compliance with the statutory requirements.
The balance sheet and statement of income show exact values in Euros with the omission of any nil balances, while figures in the notes and the Directors' Discussion and Analysis are expressed in thousands of Euros unless otherwise specified.
The balance as per the previous year financial statements is presented for each caption of the balance sheet and statement of income.

In the preparation of the 2003 financial statements, certain items have been reclassified compared to December 31, 2002. This was considered necessary to better represent the company's situation. For a valid comparison, the reclassifications have also been made to the related 2002 captions.

In compliance with the relevant legislation, the company has prepared consolidated financial statements. To this regard, reference should be made to paragraph 4, Requirement to Prepare Consolidated Financial Statements.

To facilitate an accurate assessment of the company's financial position and results, the consolidated cash flow statement has been prepared and is attached as exhibit 1 to these notes.

The financial statements were audited by KPMG S.p.A., in accordance with Legislative decree no 156 of December 24, 1998, and on the basis of the shareholders' resolution of May 6, 2003 in which the audit engagement was assigned to KPMG S.p.A. for the three-year period from 2003 to 2005.

Valuation Criteria and Accounting Policies

These financial statements have been prepared in accordance with the accruals and prudence principles and on a going concern basis, as provided for by article 2423 bis and those following of the Civil Code, and, where these are silent, with generally accepted accounting principles promulgated by the International Accounting Standards Board (I.A.S.B.).

The accounting policies adopted for the most significant captions are described below.

Intangible Assets

Intangible assets are valued at cost, including any ancillary charges. The cost of intangible assets is amortized over a period determined on the basis of their estimated useful life.

It should be noted that:

- start up and expansion costs mainly refer to legal and notary fees, charges incurred for the increase in share capital and costs incurred for the corporate reorganization. All these costs are amortized over five years;
- licenses, trademarks and permits only include costs incurred for the purchase of licenses for software programs. These costs are amortized over three years, except for the SAP, STEALTH, and ORDAGE licenses, which constitute the company's IT system and are amortized over five years;
- assets in formation and advances relate to advances to suppliers for the acquisition of goods and rights;
- Other mainly refers to capitalized bank charges and commissions related to loans granted, amortized on a straight-line basis over the duration of the loans. It also relates to costs for leasehold improvements, amortized on a straight-line basis over the duration of related leases and the capitalization of costs related to the bond issued by FERRÉ FINANCE S.A., but guaranteed by IT HOLDING S.p.A., on the Luxembourg stock exchange. These costs are amortized on a straight-line basis over the duration of the bond.

Tangible Assets

Tangible assets are stated at cost, including all directly related charges, and no statutory revaluations have been made.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates permitted by current tax regulations. Depreciation rates are reduced by 50% for those assets which are acquired during the year, if they are only used, on average, for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition. In 2002, their total value was not significant.

Depreciation rates are as follows:

general plant	12.5
automobiles	25.0
miscellaneous and small equipment	25.0
furnishings	15.0
office furniture and equipment	12.0
electronic machines	20.0

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is permanent impairment. The original value is reinstated if and when the reason for the write-down no longer exists. Ordinary maintenance costs are charged in full to the statement of income, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

Long-term Financial Assets Shareholdings

Except for ITTIERRE S.p.A., which is stated at its demerger value, shareholdings are stated at acquisition or incorporation cost.

They are written down in the case of permanent impairment and if they are not expected to generate, in the short-term, sufficient income to cover such losses. The original value is restored if and when the reason for the write-down no longer exists.
Where impairment exceeds the book value of the related shareholding, a specific provision to cover losses on shareholdings is recorded under the provisions for contingencies and charges.

Long-term Financial Assets. Receivables

Long-term receivables are stated at face value, which corresponds to their estimated realizable value.

Long-term Financial Assets. Other Securities

Other securities are stated at face value, which corresponds to their estimated realizable value.

Receivables and Payables

Receivables are stated at estimated realizable value. Where necessary, receivables are written down through the relevant bad debt provision.

Payables are stated at nominal value.

Receivables and payables denominated in foreign currency are recognized at the exchange rate prevailing at the date of the relevant transactions. Short-term receivables and payables in foreign currency are stated at the exchange rate ruling at the balance sheet date.

The gains and losses arising from the conversion of individual short-term receivables and payables are taken to the statement of income.

Marketable Securities, Treasury Shares.

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for treasury shares, unavailable for distribution, is set up under shareholders' equity for the total amount of the shares acquired.

Marketable Securities, Other Securities.

These are stated at the lower of cost, including ancillary charges, and market value.

Cash and Cash Equivalents

Cash and cash equivalents are stated at face value, while bank deposits are stated at estimated realizable value which, in this case, corresponds with face value. Cash in foreign currency is converted at year-end exchange rates and any resulting gains or losses are taken to the statement of income.

Accrued Liabilities and Deferred Income

These are stated on an accruals basis by matching costs and revenues.

Provisions for Contingencies and Charges

These provisions are made to cover losses of a specific nature, the existence of which is certain or probable at the year-end, but the amount or due date of which is unknown. Contingencies and losses which came to light after the year-end up to the preparation of the financial statements have also been considered. These provisions are made on a best estimate basis.

Severance Pay Fund

This provision is stated in compliance with current legislation and collective labor contracts. It represents the amount due to all employees at year-end, net of any advances paid.

Memorandum Accounts

This item summarizes information on guarantees given, purchase and sales commitments taken on or other risks.

The risk that the counterparties will not honor their exchange rate risk hedging commitments to is limited, since such contracts were signed with leading financial operators. Therefore the Group does not expect any risk of insolvency.

Foreign Exchange Rate Interest Rate Hedging Contracts

IT HOLDING S.p.A. takes out hedging contracts against exchange rate risks on its estimated foreign currency exposure connected to its sales performance abroad based on orders received. Both gains and losses arising from the valuation of these contracts at year-end are taken to the statement of income. At year end, the notional principal of forward foreign exchange sales contracts is presented in the memorandum accounts at the contractual forward rate.

The company also enters into forward contracts to hedge interest rate risks on short, medium and long-term loans granted at variable interest rates. Given the aim of these forward contracts, they are not valued at year end. Prepayments and accruals maturing on an accruals basis on interest falling due at year end are taken to the statement of income.

Costs and Revenues

Costs and revenues are recognized according to the prudence and accruals principles with the recognition of the related prepayments and accruals. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services.

Dividends

Dividends from shareholdings are recorded as matured, in line with the distribution proposed by the directors of the subsidiaries.

Extraordinary Items

This item comprises those costs and revenues which do not relate to the company's ordinary activities. It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the financial statements.

Income Taxes

Current taxes

Current taxes are measured on the basis of the estimated tax expense in compliance with the current tax law and recognized in the balance sheet, net of prepayments and withholdings.

Any excess of tax receivables over tax payables is classified as receivables due from others. If tax payables exceed tax receivables, the difference is recorded under sums payable to taxation authorities.

Pursuant to paragraph 1, section 14, article 2427 of the Italian Civil Code, the 2002 and 2003 statements of income do not present fiscally-driven adjustments and/or accruals.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized to reflect the future benefits and/or charges generated by the temporary differences between the carrying amounts of assets and liabilities recorded in the financial statements and the related values considered in the calculation of current taxes. In accordance with the principle of prudence, deferred tax assets are recognized in the financial statements when it is reasonably certain that the temporary differences will reverse in future years in which there will be taxable profit to cover the amount of such differences. Deferred tax liabilities are not recognized when they are not likely to arise.

Deferred tax assets and liabilities are calculated on the basis of the expected tax rates of the future years in which the temporary differences are expected to reverse.
The effect of the change in the tax rate on income taxes is recognized in the year in which the related provisions of the law are approved.

Deferred tax assets and liabilities are recognized separately in the balance sheet under receivables due from others and other provisions for future contingencies and charges.
Deferred tax income and expense are taken to the statement of income under deferred taxes.

Waivers Allowed under Paragraph 4, of Article 2423 of the Civil Code

The company did not avail itself if any of the waivers permitted under paragraph 4, article 2423 of the Civil Code.

Requirement to Prepare Consolidated Financial Statements

As the company holds controlling interests in various companies, it is required to prepare the consolidated financial statements, which are presented along with these financial statements.

The consolidated financial statements have also been audited by KPMG S.p.A., in accordance with Legislative decree no. 156 of December 24, 1998.

Balance Sheet - Assets

Intangible Assets

This caption may be broken down as follows:

(In thousands of Euros)

	12/31/2003 Purchase cost	12/31/2003 Accumulated amortization	12/31/2003 Net balance	12/31/2002 Purchase cost	12/31/2002 Accumulated amortization	12/31/2002 Net balance	Increase (Decrease)
Start-up and expansion costs	5,905	(3,032)	2,873	4,031	(1,670)	2,361	512
Licenses, trademarks, and permits	7,081	(5,103)	1,978	6,717	(3,794)	2,923	(945)
Assets in formation and advances	19	-	19	3,771	-	3,771	(3,752)
Other	7,699	(2,400)	5,299	2,370	(1,710)	660	4,639
Total	**20,704**	**(10,535)**	**10,169**	**16,889**	**(7,174)**	**9,715**	**454**

Changes during the year are summarized below:

(In thousands of Euros)

	Start-up and expansion costs	Licenses, trademarks, and permits	Assets in formation and advances	Other	Total
Net opening balance	**2,361**	**2,923**	**3,771**	**660**	**9,715**
Changes in the year:					
- additions	743	364	29	3,161	4,297
- reclassifications	1,131	-	(3,781)	2,650	-
- amortizations	(1,362)	(1,309)	-	(690)	(3,361)
- write-downs	-	-	-	(482)	(482)
Total changes during the year	**512**	**(945)**	**(3,752)**	**4,639**	**454**
Net closing balance	**2,873**	**1,978**	**19**	**5,299**	**10,169**

Start-up and expansion costs of Euro 2,873 thousand mainly comprise ancillary charges related to the share capital increase, expenses incurred for the Group reorganization (Euro 254 thousand), and the capitalization of costs related to developing the distribution and production network for owned brands, which were classified as assets in formation and advances in 2002.

Licenses, trademarks, and permits of Euro 1,978 thousand include the purchase costs of software licenses. The increase for the year of Euro 364 thousand is mainly due to further investments in the company's IT system.

Assets in formation and advances of Euro 19 thousand include advances paid to consultants for feasibility studies still underway.
This caption decreased by Euro 3,781 thousand following the reclassification of costs as start-up and expansion costs, as described above (Euro 1,131 thousand) and as other (Euro 2,650 thousand).

The caption "Other," which shows a balance of Euro 5,299 thousand, is mainly composed of ancillary charges in relation to:

- the syndicated bond issue on the Euromercato coordinated by Efibanca S.p.A. and UBM S.p.A. (Euro 163 thousand);
- a loan obtained from a bank syndicate headed by San Paolo IMI S.p.A. (Euro 1,159 thousand);

- the securitization transaction with Crédit Lyonnais S.A. (Euro 1,664 thousand);
- the rental of a retail space in Firenze, which is not yet used. In the previous year, the gross amount was classified as assets in formation and advances (Euro 2,139 thousand).

These costs are amortized on a straight-line basis over the duration of the individual contracts.

Tangible Assets

Tangible assets are made up as follows:

(In thousands of Euros)

	12/31/2003			12/31/2002			Increase (Decrease)
	Purchase cost	Accumulated amortization	Net balance	Purchase cost	Accumulated amortization	Net balance	
Plant and machinery	17	(10)	7	17	(8)	9	(2)
Industrial and commercial equipment	1	(1)	-	1	(1)	-	-
Other assets	1,322	(819)	503	1,365	(630)	735	(232)
Total	**1,340**	**(830)**	**510**	**1,383**	**(639)**	**744**	**(234)**

Changes during the year are summarized below:

(In thousands of Euros)

	Plant and machinery	Other assets	Total
Net opening balance	9	735	744
Changes in the year:			
- additions	-	3	3
- depreciations	(2)	(235)	(237)
Total changes during the year	**(2)**	**(232)**	**(234)**
Net closing balance	**7**	**503**	**510**

Plant and machinery is composed exclusively of general plant.

Industrial and commercial equipment is composed exclusively of miscellaneous and small equipment.

Other assets include:
- office furniture and equipment of Euro 52 thousand;
- electronic machines of Euro 363 thousand;
- furnishings of Euro 88 thousand.

Long-term Financial Assets

The balance of Euro 349,243 thousand shows a net decrease of Euro 66,831 thousand on December 31, 2002.

Changes in the individual captions are discussed below.

Shareholdings in Subsidiaries

Changes in this caption are shown in the exhibit below:

(In thousands of Euros)

	Purchase cost	Write-downs	Net balance 2002	Additions	Share capital increase	Sales	Write-downs	Other net changes	Net balance 2003
ITTIERRE S.p.A.	47,163	-	47,163	-	-	-	-	5,485	52,648
M.A.C. - Manifatture Associate Cashmere S.p.A.	57,482	(15,685)	41,797	-	2,000	(43,797)	-	-	-
FINANCIÈRE MELPAR HOLDING S.A.	6,461	(6,461)	-	-	-	-	-	-	-
IT FINANCE AND TRADING B.V.	-	-	-	100	4,700	-	(4,797)	-	3
ALLISON S.p.A.	6,841	(1,844)	4,997	-	9,500	-	(11,708)	-	2,789
GIGLI S.p.A.	8,417	(7,684)	733	-	11,644	-	(7,629)	-	4,748
FERRÉ FINANCE S.A.	125	(125)	-	-	4,029	-	(4,029)	-	-
GIANFRANCO FERRÉ S.p.A	-	-	-	178,383	5,000	-	(6,089)	-	177,294
IBEX 2001 S.p.A	90	-	90	-	300	-	-	-	390
MALO S.p.A	5,485	-	5,485	-	-	-	-	(5,485)	-
GF MONTAIGNE S.a.s.	6,410	-	6,410	-	1,664	(4,343)	(1,224)	(2,507)	-
Total	**138,474**	**(31,799)**	**106,675**	**178,483**	**38,837**	**(48,140)**	**(35,476)**	**(2,507)**	**237,872**

The book value of shareholdings was written down by the amount of operating losses recorded by individual companies at December 31, 2003 that were not considered to be recoverable since they were caused by factors that will not be eliminated in the short-term and, with regard to ALLISON S.p.A. and IT FINANCE AND TRADING B.V., through the write-down of excess goodwill related to the subsidiary HOBBYMARKT WASSENAAR B.V.. Goodwill was written down for reasons of prudence, since current market prospects do not ensure its recovery with sufficient certainty or within reasonable timeframes.

FINANCIÈRE MELPAR HOLDING S.A.., the Luxembourg-based company that wholly owned GIANFRANCO FERRÉ S.p.A., was liquidated through a dissolution procedure. All of its assets and liabilities, including the shareholding in GIANFRANCO FERRÉ S.p.A., were directly allocated to IT HOLDING S.p.A., with the resulting benefits, including in terms of simplifying the shareholding structure.

The company acquired the entire shareholding in IT FINANCE AND TRADING B.V. from ITTIERRE S.p.A., thereby carrying out the planned transfer to the direct control of the distribution division holding company.
The transfer price was commensurate with the company's balance sheet figures as at September 30, 2003, considering that, before the transfer, the transferor had covered the deficit as at that date.
Since the transfer constitutes a transaction with a related party, on the basis of article 71 bis of CONSOB regulation approved by resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations, on January 7, 2004 the related information memorandum was lodged with the registered office of Borsa Italiana S.p.A.. Reference should be made to this information memorandum for more details on the transaction.

Disposals of Euro 48,140 thousand relate to the sale of:

- M.A.C. - Manifatture Associate Cashmere S.p.A. to the subsidiary ITTIERRE S.p.A. (Euro 37,200 thousand). The purpose of this sale was to concentrate Group operating companies under this sub-holding. It was recorded at book values, net of the decrease in M.A.C.'s assets as at September 30, 2003 of Euro 6,597 thousand;
- GF MONTAIGNE S.a.s. to the subsidiary IT FINANCE AND TRADING B.V. (Euro 3,500 thousand), on the basis of an independent expert's appraisal. Before the transfer, the transferor covered the losses arising from the financial position of GF MONTAIGNE as at September 30, 2003, amounting to Euro 843 thousand.

As a result of the above transfer of GF MONTAIGNE S.a.s., Euro 2,507 thousand was reclassified from this caption to due from subsidiaries, described below.

During 2003, MALO S.p.A. was merged into ITTIERRE S.p.A., with retroactive effect for accounting and tax purposes at January 1, 2003. The effects of this transaction are shown in the exhibit, under other changes.

At December 31, 2003, FERRÉ FINANCE S.A. presented losses of Euro 1,424 thousand exceeding its book value. That amount has been accrued to the provisions for contingencies and charges.

The list of shareholdings with the information required by article 2427 of the Italian Civil Code is provided in exhibit 2 attached to these notes.

Had subsidiaries been stated using the equity method, where applicable, the book value of shareholdings would have been Euro 55,237 thousand greater. The effect of the application of this method can be seen in the consolidated financial statements.

The shareholding in GIANFRANCO FERRÉ S.p.A. is stated in the financial statements at an amount greater by Euro 168,998 thousand than the value that would have arisen had it been stated using the equity method. During 2002, this difference was allocated to the Ferré trademark on the basis of independent expert's appraisal and supported by the fairness opinion expressed by an independent bank. The plans prepared for the future provide for the recovery of the amounts exceeding book values paid at the acquisition date and allocated to the trademark.

Receivables

The balance of Euro 111,370 thousand decreased by Euro 72,342 thousand on the previous year end. Changes during 2003 are as follows:

(In thousands of Euros)

	12/31/2002	New loans	Repayments and other net changes	12/31/2003
Due from subsidiaries before 12 months				
- GIGLI S.p.A.	27,475	27,201	(54,676)	-
- ITTIERRE S.p.A.	26,369	625,841	(603,004)	49,206
- M.A.C. - Manifatture Associate Cashmere S.p.A.	25,787	98,256	(102,702)	21,341
- ALLISON S.p.A.	15,035	58,570	(66,945)	6,660
- GIANFRANCO FERRÉ S.p.A	12,226	37,909	(31,761)	18,374
- IT FINANCE AND TRADING B.V.	5,475	5,973	(7,680)	3,768
- IBEX 2001 S.p.A.	4,087	3	(301)	3,789
- GF MONTAIGNE S.a.s.	3,144	7,169	(3,862)	6,451
- GENTRYPORTOFINO S.p.A.	184	-	(184)	-
- M.A.C. MARBELLA S.L.	-	239	(196)	43
- M.A.C. FRANCE E.u.r.l.	-	58	-	58
- ITTIERRE SUISSE GmbH	-	32	-	32
- ITC S.p.A.	-	6,492	(5,274)	1,218
- GIANFRANCO FERRÉ UK Ltd.	-	196	(24)	172
- GIANFRANCO FERRÉ FRANCE E.u.r.l.	-	210	-	210
Subtotal	**119,782**	**868,149**	**(876,609)**	**111,322**
Due from subsidiaries after 12 months				
- FINANCIÈRE MELPAR HOLDING S.A.	54,734	185,438	(240,172)	-
Subtotal	**54,734**	**185,438**	**(240,172)**	-
Due from others before 12 months				
- Joint venture with Crédit Lyonnais S.A.	9,146	-	(9,146)	-
Subtotal	**9,146**	-	**(9,146)**	-
Due from others after 12 months				
- Guarantee deposits	50	-	(2)	48
Subtotal	**50**	-	**(2)**	**48**
Total	**183,712**	**1,053,587**	**(1,125,929)**	**111,370**

Receivables due from subsidiaries before 12 months relate to the balance of current accounts in place with the individual subsidiaries, bearing interest on a quarterly basis at a rate of 7.5% up to June 30, 2003 and at a rate of 6.5% during the second half of the year. The rates applied are calculated by increasing the average financing cost borne by the holding company by 0.5%.

The caption repayments and other changes includes the write-down following the waiver of a receivable amounting to Euro 33,589 thousand due from the subsidiary GIGLI S.p.A.. This receivable covered the subsidiary's financial needs and became totally unrecoverable with the strategic decision to discontinue the business development of the Romeo Gigli brand.

At year end, receivables due from subsidiaries after 12 months represents the balance of the current account held with the subsidiary FINANCIÈRE MELPAR HOLDING S.A., cancelled during the year following the liquidation of the latter and the resulting allocation of its assets and liabilities to IT HOLDING S.p.A..

The amount recorded under receivables due from others before 12 months of Euro 9,146 thousand at December 31, 2002 represented the payment made to Crédit Lyonnais S.A. as the consideration for the joint venture agreement, through which the active partner (Crédit Lyonnais S.A.) offered the silent partner (IT HOLDING S.p.A.) a share in the profits on the purchase, management and collection of receivables factored without recourse to Crédit Lyonnais S.A. by the subsidiaries ITTIERRE S.p.A., ALLISON S.p.A., M.A.C. - Manifatture Associate

Cashmere S.p.A., and ITF S.p.A.. The joint venture was terminated in 2003, leading to the collection of the amount of the contribution.

Other Securities

The Euro 125,687 thousand balance of other securities at December 31, 2002 comprised bonds issued by the subsidiary FINANCIÈRE MELPAR HOLDING S.A., which were cancelled during the year following the liquidation of this company, as described above.

CURRENT ASSETS

Receivables

In accordance with point 6 of article 2427 of the Civil Code, there are no accounts payable or receivable due beyond five years.

Trade Receivables Due Before 12 Months

The balance of Euro 10 thousand represents trade receivables due from third parties.

Due from Subsidiaries Before 12 Months

The balance of Euro 8,600 thousand, down by Euro 19,638 thousand on the previous year end, is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
ITTIERRE S.p.A.	6,060	10,468	(4,408)
SERVIZI MODA S.r.l.	557	-	557
IT USA Inc.	540	307	233
GIANFRANCO FERRÉ S.p.A	223	300	(77)
ITF S.p.A.	158	18	140
IT ASIA PACIFIC Ltd. (already FAR IT Ltd.)	150	82	68
MANIFATTURE ASSOCIATE CASHMERE USA Inc.	139	88	51
GF MONTAIGNE S.a.s.	127	-	127
M.A.C. - Manifatture Associate Cashmere S.p.A.	99	5,099	(5,000)
ELITE S.r.l.	81	58	23
ITTIERRE FRANCE S.A.	68	177	(109)
ITTIERRE MODEN GmbH	59	173	(114)
ITC S.p.A.	26	903	(877)
Other sundry	313	259	54
IT FINANCE AND TRADING B.V.	-	987	(987)
HYPSOS S.r.l.	-	730	(730)
GIGLI S.p.A.	-	8,219	(8,219)
ALLISON S.p.A.	-	370	(370)
Total	**8,600**	**28,238**	**(19,638)**

This caption mainly relates to trade receivables arising from the recharging of services rendered to subsidiaries. The decrease on year end 2002 is primarily due to the fact that from the second half of 2003, amounts are collected 90 days from the issue date of the invoice by charging intercompany current accounts.

Due from Parent Companies Before 12 Months

The balance of Euro 40 thousand represents amounts due from PA Investments S.A. (Euro 36 thousand) and from GTP HOLDING S.p.A. (Euro 4 thousand) in relation to expenses incurred on their behalf during the year.

Receivables Due from Others Before 12 Months

The year-end balance of Euro 24,677 thousand, up by Euro 4,893 thousand on the previous year end, is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Taxation authorities - tax exemption on dividends	21,756	4,182	17,574
Taxation authorities - tax credit	1,377	1,311	66
Others	846	2,911	(2,065)
Taxation authorities - VAT credit	554	730	(176)
Advances to Italian suppliers	130	209	(79)
Credit notes to be received	14	6	8
Deferred tax assets	-	10,435	(10,435)
Totale	**24,677**	**19,784**	**4,893**

Amounts due from the tax authorities for the tax effect of dividends are due to the recording of tax credits on dividends collected in 2003 by the subsidiary ITTIERRE S.p.A., net of the payable for the related current tax charge.

Deferred tax assets decreased following the reversal of the deductible temporary differences that had led to the recording of the assets in previous years. In accordance with the principle of prudence, the company did not record new deferred tax assets since it was not reasonably certain that there would be taxable income equal to or more than the deductible temporary differences that would reverse in future years.

Amounts due from the tax authorities relate to excess taxes paid in the prior years and withholdings on interest income.

Amounts due from the tax authorities for VAT are stated net of sums payable to taxation authorities, within the limits allowed by law.

Marketable Securities

Treasury Shares

The balance of Euro 129 thousand, up by Euro 27 thousand on December 31, 2002, is made up as follows:

(In thousands of Euros)	Number	Book value
Balance at December 31, 2002	**41,900**	**102**
- Purchases	22,700	46
- Sales	(6,898)	(16)
- Adjustment to market value		(3)
Balance at December 31, 2003	**57,702**	**129**

Treasury shares have a face value of Euro 0.05 each and made up 0.023% of the share capital at year end, versus 0.017% at December 31, 2002.

Other Securities

The balance of Euro 30,697 thousand at year end is comprised of junior notes issued by ABC Gestion S.A., issuer of the F.C.C. Première European Fund, as part of the securitization plan described in the Directors' Discussion and Analysis. These securities have a monthly duration and returns linked to the performance of receivables factored under the securitization plan.

Cash and Cash Equivalents

The balance of Euro 3,209 thousand comprises excess amounts in current accounts mainly due to collections of certain of the receivables due from subsidiaries.

The Euro 23,705 thousand decrease on the previous year end was mainly due to the rationalization of collection management late in the year.

ACCRUED INCOME AND PREPAID EXPENSES

Accrued income amounted to Euro 209 thousand, mainly comprising interest income of Euro 17 thousand and profits on foreign exchange hedging contracts with a subsidiary for Euro 180 thousand.

Prepaid expenses totaled Euro 389 thousand at year end, down on the Euro 674 thousand of December 31, 2002. They relate to insurance premiums, rents, and sundry services.

Balance Sheet - Liabilities

SHAREHOLDERS' EQUITY

The balance of Euro 116,782 thousand was down by Euro 46,933 thousand on year end 2002, due to the following changes:

(In thousands of Euros)

	Share capital	Share premium reserve	Legal reserve	Reserve for treasury shares	Other reserves	Retained earnings (losses) carried forward	Net income (loss) for the year	Total
Balance at 12/31/2002	**12,294**	**137,004**	**2,627**	**102**	**4,691**	**18,313**	**(11,316)**	**163,715**
Allocation of net income	-	-	-	-	-	(11,316)	11,316	-
Purchase of treasury shares	-	(27)	-	-	-	-	-	(27)
Sale of treasury shares	-	-	-	27	-	-	-	27
Net income (loss)	-	-	-	-	-	-	(46,933)	(46,933)
Balance at 12/31/2003	**12,294**	**136,977**	**2,627**	**129**	**4,691**	**6,997**	**(46,933)**	**116,782**

At December 31, 2003, the share capital amounted to Euro 12,294 thousand. It is entirely subscribed and paid up and comprises 245,874,000 ordinary shares with a nominal value of Euro 0.05 each.

The share premium reserve of Euro 136,977 thousand decreased by Euro 27 thousand on December 31, 2002, due to the reclassification in 2003 of that amount to the reserve for treasury shares, as a consequence of the purchase of treasury shares.

Accordingly, the reserve for treasury shares, amounting to Euro 129 thousand, increased by Euro 27 thousand on the previous year end.

Retained earnings of Euro 6,998 thousand decreased by Euro 11,316 thousand on December 31, 2002. This decrease is equal to the net loss for 2002.

The information required by point 17 of article 2427 of the Civil Code, is provided in exhibit 3 attached to these notes.

PROVISIONS FOR CONTINGENCIES AND CHARGES

The balance at December 31, 2003 of Euro 1,424 thousand relates to the 2003 operating losses of FERRÉ FINANCE S.A. in excess of the carrying value of the investment.

The balance at the previous year end of Euro 5,526 thousand was used during 2003 to recapitalize subsidiaries.

SEVERANCE PAY FUND

The balance of Euro 336 thousand is substantially in line with the previous year end. Changes during the year are summarized as follows:

(In thousands of Euros)	Workers	Office staff	Executives	Total
Balance at 12/31/2002	**20**	**162**	**154**	**336**
Provisions	2	36	100	138
Transfers to ITTIERRE S.p.A.	-	(1)	-	(1)
Transfers to GIANFRANCO FERRÉ S.p.A.	-	(2)	-	(2)
Transfers to ITC S.p.A.	-	(1)	-	(1)
Utilizations	(13)	(57)	(64)	(134)
Balance at 12/31/2003	**9**	**137**	**190**	**336**

PAYABLES

In accordance with point 6 of article 2427 of the Civil Code, there are no payables due beyond five years.

Due to Banks

This caption amounted to Euro 89,816 thousand at year end, down by Euro 25,185 thousand on December 31, 2002.

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Due to banks due before 12 months			
- Ordinary current accounts	1,066	1	1,065
- Short-term loan installments	2,500	26,250	(23,750)
Subtotal	**3,566**	**26,251**	**(22,685)**
Due to banks due after 12 months			
- Loans from one to five years	86,250	88,750	(2,500)
Subtotal	**86,250**	**88,750**	**(2,500)**
Total	**89,816**	**115,001**	**(25,185)**

Changes during the year in medium and long-term amounts due to banks, including the current portions are as follows:

(In thousands of Euros)	12/31/2002	Reclassifi-cations	New loans	Repayments	12/31/2003
Short-term loan installments	26,250	2,500	-	(26,250)	2,500
Loans from one to five years	88,750	(2,500)	-	-	86,250
Total	**115,000**	**-**	**-**	**(26,250)**	**88,750**

Due to banks may be broken down by year and maturity as follows:

(In thousands of Euros)	
Year 2004	2,500
Year 2005	86,250
Total	**88,750**

The loan granted by a bank syndicate headed by SANPAOLO IMI S.p.A. for an original amount of Euro 85,000 thousand matures on December 12, 2005.

The company has decided to exercise the term-out option, provided for by contract, which entails repayment of 25% of the loan (Euro 21,250 thousand) by December 12, 2005 and the extension of the due date for another 25% of the loan (Euro 21,250 thousand) at June 12, 2006 and the residual 50% (Euro 42,500 thousand) at December 12, 2006.

None of the company's assets had been pledged as collateral at year end.

Due to Suppliers Before 12 Months

The balance of Euro 1,635 thousand, down by Euro 667 thousand on December 31, 2002 is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Italian consultants	1,302	1,813	(511)
Foreign consultants	129	169	(40)
Italian supplies	123	229	(106)
Related parties	81	91	(10)
Total	**1,635**	**2,302**	**(667)**

The decrease is mainly due to the fact that the company used external consultants to a lesser extent during the year.

Payables to related companies reflect the amount due to a to a law firm one of whose partners is on the company's board of directors relates to legal services provided to it. Transactions are performed on an arm's length basis.

Due to Subsidiaries

The balance of Euro 215,037 thousand, down by Euro 2,325 thousand on December 31, 2002, is made up as follows:

(In thousands of Euros)

	12/31/2003		12/31/2002		increase
	Trade	Financial	Trade	Financial	(decrease)
Due before 12 months					
- FERRÉ FINANCE S.A.	-	17,829	-	4,874	12,955
- ITF S.p.A.	-	3,368	-	3,379	(11)
- ITTIERRE FRANCE S.A.	-	3,347	-	-	3,347
- ITTIERRE MODEN GmbH	-	1,521	-	-	1,521
- M.A.C. UK Ltd. - inactive since October 2003	-	211	-	-	211
- HYPSOS S.r.l.	-	155	-	-	155
- MALO S.p.A.	-	-	-	3,956	(3,956)
- ITTIERRE S.p.A.	10	-	3	2,000	(1,993)
- Other sundry	21	75	-	-	96
Subtotal	**31**	**26,506**	**3**	**14,209**	**12,325**
Due after 12 months					
- FERRÉ FINANCE S.A.	-	188,500	-	198,500	(10,000)
Subtotal	-	**188,500**	-	**198,500**	**(10,000)**
Total	**31**	**215,006**	**3**	**212,709**	**2,325**

Financial payables relate to the balances of current accounts held with the above subsidiaries at year end, which bore interest on a quarterly basis at a rate of 6% up to June 30, 2003 and at a rate of 5% during the second half of the year.

With respect to the amounts due to FERRÉ FINANCE S.A., both the portions due before and beyond one year relate to loans granted to IT HOLDING S.p.A. by FERRÉ FINANCE S.A.. The loans represent the latter's investment of proceeds generated by the bond issue. At December 31, 2003 the following loans were in place:

- a loan for an original amount of YEN 22,103,200,000, disbursed on November 10, 2003 and maturing on May 10, 2004, bearing interest at a rate of 2.60 pct. base 365 and fully repayable on a lump-sum basis upon maturity, renewable on a half-year basis until May 9, 2005;
- a loan for Euro 6,112 thousand disbursed on October 13, 2003 with maturity on January 13, 2004, bearing interest at a rate of 4.633 pct. base 360 and repaid upon maturity;
- a loan for Euro 4,355 thousand, disbursed on November 10, 2003 with maturity on January 13, 2004, bearing interest at a rate of 4.662 pct. base 360 and repaid upon maturity;
- a loan for Euro 6,660 thousand, disbursed on December 19, 2003 with maturity on January 13, 2004, bearing interest at a rate of 4.662 pct. base 360 and repaid upon maturity.

Other Payables Due Before 12 Months

The balance of Euro 902 thousand, up by Euro 68 thousand on December 31, 2002, is made up as follows:

(In thousands of Euros)	12/31/2003	12/31/2002	increase (decrease)
Remuneration to the Board of Directors	534	432	102
Remuneration to the Board of Statutory Auditors	187	58	129
Remuneration to be paid	148	256	(108)
Other parties	33	88	(55)
Total	**902**	**834**	**68**

The decrease in amounts due to employees, which includes remuneration accrued but not yet paid, is due to the decrease in the average number of employees, detailed in the note to personnel costs.

ACCRUED LIABILITIES AND DEFERRED INCOME

This caption mainly comprises accrued interest on loans, amounting to Euro 1,926 thousand, in line with the Euro 1,940 thousand of the previous year end.

Memorandum Accounts

The balance of Euro 579,272 thousand, up by Euro 51,417 thousand on year end 2002, is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Personal guarantees provided			
- Guarantees and warrants to grant credit provided on behalf of third parties	239,909	235,414	4,495
Subtotal	**239,909**	**235,414**	**4,495**
Commitments, risks, sales and purchase commitments and other memorandum account			
- Commitments for foreign exchange transactions	196,828	203,300	(6,472)
- Notional principal on interest rate swaps	55,000	20,000	35,000
Subtotal	**251,828**	**223,300**	**28,528**
Total	**491,737**	**458,714**	**33,023**

Personal Guarantees Provided

Guarantees provided in the interest of subsidiaries increased by Euro 4,495 thousand are made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Guarantees provided on behalf of subsidiaries			
- FERRÉ FINANCE S.A.	200,000	200,000	-
- ALLISON S.p.A.	15,544	19,109	(3,565)
- ITTIERRE S.p.A.	10,264	7,883	2,381
- ITF S.p.A.	4,250	-	4,250
- ITC S.p.A.	3,179	-	3,179
- GIANFRANCO FERRÉ S.p.A	2,183	415	1,768
- FIRST N.Y. BOUTIQUE Inc.	1,188	-	1,188
- M.A.C. UK Ltd. - inactive since October 2003	745	807	(62)
- ITTIERRE FRANCE S.A.	736	-	736
- GENTRYPORTOFINO S.p.A.	663	177	486
- MAGIC STYLE S.r.l.	515	465	50
- ELITE S.r.l.	285	-	285
- IT USA Inc.	214	530	(316)
- M.A.C. - Manifatture Associate Cashmere S.p.A.	29	5,194	(5,165)
- DESIL S.p.A.	-	775	(775)
- Other sundry	114	59	55
Total	**239,909**	**235,414**	**4,495**

These guarantees can be summarized by nature as follows:

- Euro 200,000 thousand to guarantee the syndicated bond on the Euromercato.
- Euro 33,477 thousand to banks to guarantee credit lines;
- Euro 5,640 thousand to lessors of leased premises;
- Euro 678 to the Treasury Office for the disbursement of a capital grant;
- Euro 29 thousand to the Swiss Customs Authority to cover customs tax.

The increase of Euro 4,495 thousand on December 31, 2002 mainly relates to bank sureties to secure credit lines granted to subsidiaries and other sureties provided to the lessors of the premises for new contracts signed in 2003.

The balance of commitments for foreign exchange transactions represents the notional principle of currency interest rate swaps entered into to hedge the interest rate risk on the loan in Japanese Yen that FERRÉ FINANCE S.A. took out in 2003 and the notional principle of the domestic currency rate swaps signed on December 5, 2003 with the subsidiaries ITTIERRE S.p.A. and ALLISON S.p.A., recorded at the contractual forward rate.

The nominal amounts of these transactions at year end are as follows:

Transactions with third parties		
- Purchase of YEN against Euros	YEN	22,103,200,000
Transactions with Group parties		
- Purchase of US dollars against Euros	USD	5,000,000
- Sale of US dollars against Euros	USD	5,000,000

The domestic currency swaps signed on December 5, 2003 with certain subsidiaries offset one another in IT HOLDING S.p.A.'s accounts.
The risk that the counterparties will not honor their commitments is limited, since such contracts were signed with leading financial operators. Therefore the company does not expect any risk of insolvency.

The balance of notional principal on interest rate swaps represents the notional principle of IRS entered into to hedge the interest rate risk of the loan taken out by FERRÉ FINANCE S.A. and described above.

Commitments and Other Memorandum Accounts Not Disclosed in the Balance Sheet

Pursuant to paragraph 9, article 2427 of the Italian Civil Code, the commitments and other memorandum accounts which cannot be quantified and are not recorded at the foot of the balance sheet are listed below.

- In a statement of patronage under German law, the company has assumed unlimited liability for the full duration of the lease contract to manage and financially support M.A.C. Deutschland GmbH, so that it can meet all its contractual commitments with regard to the lease of premises in Maximilianstrasse, Munich at any time.

- As part of the securitization plan for trade receivables, the company has provided a letter of patronage to the Milano branch of Crédit Lyonnais S.A., and Ester Finance Tritisation S.A., guaranteeing that the subsidiaries involved (namely, ITTIERRE S.p.A., ITC S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITF S.p.A., ITTIERRE FRANCE S.A., and ITTIERRE MODEN GmbH) meet all their contractual obligations.

Statements of Income

VALUE OF PRODUCTION

Revenues from Sales and Services

The balance of Euro 5,415 thousand may be analyzed by geographical area, as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Italy	4,717	5,657	(940)
Europe *	326	478	(152)
Rest of the world	372	452	(80)
Total	**5,415**	**6,587**	**(1,172)**

* *without Italy*

These revenues comprise amounts charged to subsidiaries for services rendered to them. The amount of the charges is commensurate with the internal and external costs incurred to provide the services, which are allocated on the basis of fixed parameters indicative of the extent to which each subsidiary uses the services. The Euro 1,172 thousand decrease on the previous year is mainly due to the reduction in costs incurred to produce these services.

OTHER REVENUES AND INCOME

Sundry revenues and income of Euro 1,500 thousand include:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Revenues from recharging	1,418	1,180	238
Sundry consultancy	48	-	48
Compensation for damage	16	-	16
Other sundry revenues	9	2	7
Courtesies from suppliers	7	2	5
Prior year income	2	33	(31)
Total	**1,500**	**1,217**	**283**

Sundry consultancy comprises considerations for services provide to subsidiaries for the securitization plan as centralization and collection agent.

Revenues from recharges reflect the amounts charged to subsidiaries for costs incurred on their behalf.

COSTS OF PRODUCTION

Outside Services

Costs for outside services of Euro 5,175 thousand, include:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Expenses for services recharged to Group companies	1,418	1,180	238
Outsourcing	1,375	583	792
Remuneration to the Board of Directors	954	771	183
Travel	388	462	(74)
Remuneration to the Board of Statutory Auditors	344	122	222
Other services	316	1,962	(1,646)
Audit of the financial statements	173	152	21
Personnel search, training and education	144	313	(169)
Institutional advertising	63	103	(40)
Total	**5,175**	**5,648**	**(473)**

The decrease of Euro 473 thousand on the previous year is due to the cost reduction policy.

Exhibit 4 attached to these notes sets out the remuneration of the Board of Directors and the Board of Statutory Auditors.

Use of Third Party Assets

The balance of Euro 964 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Rental expense	653	459	194
Licenses	104	81	23
Related charges	88	47	41
Car rental	87	108	(21)
Electronic machine rental	32	35	(3)
Total	**964**	**730**	**234**

The increase of Euro 234 thousand is mainly due to the new lease contracts signed during the year.

Personnel

The following exhibit provides the information required by article 2427 of the Italian Civil Code:

	Workers	Office staff	Executives	Total
Number at 12/31/2002	**2**	**21**	**6**	**29**
- Additions	-	1	1	2
- Decreases	-	(4)	(1)	(5)
- Intercompany transfers	(1)	(5)		(6)
Number at 12/31/2003	**1**	**13**	**6**	**20**
Average number 2002	2.00	27.00	7.75	36.75
Average number 2003	**1.08**	**13.92**	**6.08**	**21.08**

The Euro 923 thousand reduction in personnel costs is in line with the trend in the average number of employees.

Amortization/depreciation and write-downs

The balance of Euro 4,203 thousand is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Amortization of intangible assets	3,361	3,276	85
Depreciation of tangible assets	238	240	(2)
Other write-downs	482	-	482
Total	**4,081**	**3,516**	**565**

FINANCIAL INCOME AND CHARGES

This caption is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Income from shareholdings:			
Dividends	27,500	18,484	9,016
Tax exemption	15,469	10,397	5,072
Subtotal	**42,969**	**28,881**	**14,088**
Other financial income:			
Long-term receivables			
Subsidiaries	17,137	11,286	5,851
Other long-term financial assets	1	1	-
Marketable securities	5,461	353	5,108
Other parties:			
- bank interest income	119	238	(119)
- exchange rate gains and income from interest rate hedging	227	25	202
- interest income on interest rate swaps	647	119	528
- other interest income	-	-	-
Subtotal	**23,592**	**12,022**	**11,570**
Interest and other financial charges:			
Subsidiaries	5,418	2,925	2,493
Other parties:			
- interest on short-term loans	1,469	4,563	(3,094)
- interest on medium/long-term loans	3,431	1,515	1,916
- bank interest expense	317	75	242
- expense on junior notes (securitization)	353	-	353
- exchange rate losses and charges for interest rate hedging	245	2	243
- interest expense on interest rate swaps	5,479	3,864	1,615
- other interest expense	312	557	(245)
Subtotal	**17,024**	**13,501**	**3,523**
Total	**49,537**	**27,402**	**22,135**

Dividends comprise Euro 27,500 thousand distributed during the year by the subsidiary ITTIERRE S.p.A. and the related tax credit of Euro 15,469 thousand.
Dividends of Euro 18,484 thousand distributed by ITTIERRE S.p.A., along with the related tax credit of Euro 10,397 thousand, were recorded on an accruals basis in 2002. These dividends were collected in 2003.

Income from long-term receivables of Euro 17,137 thousand, up on the Euro 11,099 thousand of 2002, comprises interest incurred during the year on the current accounts held with subsidiaries and loans to them, including the subscription of bonds issued by FINANCIÈRE MELPAR HOLDING S.A. and cancelled in 2003 following the liquidation of that company.

Income from marketable securities of Euro 5,461 thousand comprises the income accrued on junior notes subscribed as part of the securitization plan.

Interest and other charges from subsidiaries of Euro 5,418 thousand, up on the Euro 2,925 thousand of 2002, comprise interest accrued on the current accounts held with subsidiaries and the loans received from them.

The analysis by nature is as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Income from shareholdings	42,969	28,881	14,088
Interest income (expense)	23,407	2,446	20,961
Exchange rate gains (losses)	(18)	23	(41)
Gains (losses) on hedging	(4,832)	(3,745)	(1,087)
Income (expense) on junior notes (securitization)	5,107	-	5,107
Other financial income (charges)	(17,096)	(203)	(16,893)
Total	**49,537**	**27,402**	**22,135**

ADJUSTMENTS TO FINANCIAL ASSET VALUES

Write-downs

This caption is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Write-downs of shareholdings	36,900	37,325	(425)
Write-downs of credits included under financial assets	33,589	-	33,589
Write-downs of securities included under marketable securities	3	1	2
Total	**70,492**	**37,326**	**33,166**

Write-downs of shareholdings

Pursuant to article 2426 of the Italian Civil Code, this caption includes write-downs of Euro 35,476 thousand in relation to shareholdings in the following subsidiaries:

- IT FINANCE AND TRADING B.V. for Euro 4,797 thousand;
- ALLISON S.p.A. for Euro 11,708 thousand;
- GIGLI S.p.A. for Euro 7,629 thousand;
- FERRÉ FINANCE S.A. for Euro 4,029 thousand;
- GIANFRANCO FERRÉ S.p.A. for Euro 6,089 thousand;
- GF MONTAIGNE S.a.s. for Euro 1,224 thousand.

in addition to an accrual of Euro 1,424 thousand to other provisions for contingencies to cover the operating losses recorded by FERRÉ FINANCE S.A. during the year in excess of its book value.

Additional details are provided in the note to Long-term Financial Assets - Shareholdings in Subsidiaries.

Bad Debt Provision

This caption includes the write-down of Euro 33,589 thousand following the waiver of a receivable of that amount from the subsidiary Gigli S.p.A..

Additional details are provided in the note to Long-term Financial Assets - Due from Subsidiaries Before 12 Months.

EXTRAORDINARY ITEMS

Income

This caption is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Capital gains on the sale of assets	-	578	(578)
Non-recurring gains	18	13	5
Total	**18**	**591**	**(573)**

This item mainly relates to under-accruals made in previous years.

Charges

This caption is made up as follows:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Capital losses on the sale of assets	16,787	-	16,787
Non-recurring losses	173	92	81
Other items	16	1	15
Taxes and duties of previous years	2	-	2
Leaving incentives	-	414	(414)
Total	**16,978**	**507**	**16,471**

Capital gains from the disposal of fixed assets comprise losses on shareholdings sold or liquidated during the year. They relate to:

- GF MONTAIGNE S.a.s. for Euro 843 thousand;
- FINANCIÈRE MELPAR HOLDING S.A. for Euro 9,347 thousand;
- M.A.C. - M.A.C. - Manifatture Associate Cashmere S.p.A. for Euro 6,597 thousand.

Additional details are provided in the note to Long-term Financial Assets - Shareholdings in Subsidiaries.

Prior year expenses relate to charges pertaining to previous years.

Other charges relate to charges incurred to indemnify third parties.

Income Taxes

This item is composed of:

(In thousands of Euros)

	12/31/2003	12/31/2002	increase (decrease)
Current taxes	3,292	318	2,974
Deferred taxes	37	(4,406)	4,443
Total	**3,329**	**(4,088)**	**7,417**

The company did not have taxable income for the year ended December 31, 2003 for I.R.PE.G. and I.RA.P. purposes. Accordingly, it has not included a reconciliation of the theoretical tax charge with the actual tax charge.

Deferred tax income of Euro 37 thousand represent the combined effect of the reversal of the deductible temporary differences that led to the recording of these assets in previous years, amounting to Euro 10,435 thousand, and the recording of the tax exemption of Euro 10,398 thousand arising on dividends recorded in 2002 on an accruals basis. ITTIERRE S.p.A. distributed such dividends in 2003.

Other Information

Tax Position

In 2003, the company benefited from the tax amnesty provided for by article 8 (basic integration of taxable income) of Law no. 289/2002, integrating the annual tax returns filed in previous years for direct taxes and VAT.
In accordance with the above, 1999 and subsequent years are still open to tax assessment for direct taxes and VAT purposes.

The direct tax and VAT returns for the years still open to assessment have been presented within the terms of law.

During the year, the Regional Tax Office of Molise conducted an inspection of the company's tax records. The examination related to the 1999 tax period. The resulting assessment report, which was sent on September 5, 2003, alleged irregularities with regard to direct taxes (IRPEG and IRAP) and VAT, which could generate contingent liabilities of Euro 74,000.00 for additional taxes due and fines of Euro 74,000. The company could eliminate this issue and avoid costly dispute procedures, which would most likely not end in its favor, by filing an additional integrative tax return for 1999 by April 16, 2004, as allowed under article 8 of Law no. 289/2002. The charge to be incurred by the company would approximate Euro 37,000.

There are no reserves or provisions taxable on distribution.

Exhibits to the notes to the financial statements

Statements of Cash Flows

(In thousands of Euros)	12/31/2003	12/31/2002
Cash flows from operating activities		
• Net income	(46,933)	(11,316)
• Adjustments made to reconcile net income with changes in cash flows from operating activities		
- Amortization/depreciation	4,081	3,516
- Severance pay fund	138	213
• Effect of the changes in operating assets and liabilities:		
- Trade receivables	24	62
- Due from parent companies	(11)	(19)
- Other receivables	(4,893)	(13,317)
- Accrued income and prepaid expenses	164	(735)
- Due from group companies and related companies	19,638	(6,631)
- Sale (purchase) of treasury shares	(28)	2,624
- Sale (purchase) of other securities	30,697	-
- Suppliers	(667)	1,128
- Sums payable to taxation authorities	-	(97)
- Accrued liabilities, deferred income, and other current liabilities	59	1,016
- Due to group companies and related parties	2,325	208,833
- Other long-term liabilities	(4,102)	5,526
Changes in cash flows from operating activities	**492**	**190,803**
Cash flows from investing activities:		
• Sales of (additions to) intangible assets	(4,296)	(4,183)
• Sales of (additions to) tangible assets	(3)	(259)
• Changes in shareholdings	(138,513)	1,603
• Changes in long-term financial assets	143,814	(31,994)
Changes in cash flows from investing activities	**1,002**	**(34,833)**
Cash flows from financing activities:		
• Increase (decrease) in due to parent company	(14)	-
• Change in short-term financial payables	(21,435)	(112,424)
• Receipt (repayment) of loans	(3,750)	48,125
• Share capital increase	-	2,287
Changes in cash flows from financing activities	**(25,199)**	**(62,012)**
Increase (decrease) in cash and cash equivalents	**(23,705)**	**93,958**
Cash and cash equivalents - opening balance	**26,914**	**13**
Cash and cash equivalents - closing balance	**3,209**	**26,914**

Statement of Shareholdings in Subsidiaries and Affiliates (required under article 2427 of the Italian Civil Code)

(In thousands of Euros)

Name	Registered office	Currency	Share/quota capital	Face value
Subsidiaries:				
ITTIERRE S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS) - I	Euros	38,740,000	1.00
ALLISON S.p.A.	Via Prima Strada, 35 Z.I. 35129 Padova	Euros	1,702,800	5.16
IT FINANCE AND TRADING B.V.	Drentestraat, 24 BG 1083 HK - Amsterdam - (NL)	Euros	4,785,160	454.00
IBEX 2001 S.p.A.	Corso Monforte, 30 20122 Milano - I	Euros	100,000	1.00
GIANFRANCO FERRÉ S.p.A.	Via Pontaccio, 21 20100 Milano - I	Euros	6,750,000	1.00
GIGLI S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS) - I	Euros	520,000	0.52
FERRÉ FINANCE S.A.	54 Boulevard Napoléon 1er L - 2210 Luxembourg - L	Euros	125,000	100.00

Classes of Shares Issued by the Company

(In thousands of Euros)

Classes of shares	Opening balance		Issues during the year		Closing balance	
	Number	Face value	Number	Face value	Number	Face value
Ordinary shares	245,874,000	0.05			245,874,000	0.05
Preference shares						
Savings shares						
Other classes						
Total	**245,874,000**	**0.05**	**-**	**-**	**245,874,000**	**0.05**

Remuneration of Directors and Statutory Auditors of IT HOLDING S.p.A. and its Subsidiaries (required under article 78 of Consob regulation no. 11971 of May 15, 1999)

(In thousands of Euros)

Name	Office held	
Name	**Office held**	**Office term**
Tonino Perna	Chairman and Chief Executive Officer	05/06/2002-12/31/2004*
Luca Giuseppe Solca	Deputy Chairman	05/06/2002-12/31/2004*
Antonio Di Pasquale	Director	05/06/2002-12/31/2004*
Bruno Assumma	Director	05/06/2002-12/31/2004*
Claudio Dematté **	Director	05/06/2002-12/31/2004*
Salvatore Vicari	Director	09/13/2002-12/31/2004*
Mario Guerrisi	Chairman of the Board of Statutory Auditors	05/06/2002-12/31/2004*
Marco Giuseppe Maria Rigotti	Statutory Auditor	05/06/2002-12/31/2004*
Simone Feig	Statutory Auditor	09/09/2002-12/31/2004*

** Term expires on approval of the financial statements as of and for the year ended December 31, 2004*

*** passed away on March 18, 2004*

Shares held	% of ownerships	Book value	Shareholders' equity Total	Shareholders' equity Pro-quota	Income (loss) Total	Income (loss) Pro-quota
		237,872,476				
38,740,000	100	52,647,909	104,075,245	104,075,245	7,139,455	7,139,455
330,000	100	2,789,362	2,801,699	2,801,699	(8,071,986)	(8,071,986)
10,540	100	2,653	2,653	2,653	(16,371,745)	(16,371,745)
90,000	90	390,000	382,608	344,347	(7,543)	(6,789)
6,750,000	100	177,294,237	8,297,116	8,297,116	(6,088,863)	(6,088,863)
1,000,000	100	4,748,315	4,748,315	4,748,315	(7,650,621)	(7,650,621)
1,250	100	-	(1,423,909)	(1,423,909)	(5,453,120)	(5,453,120)

Remuneration Fees	Remuneration Bonuses and other incentives	Other remuneration	Total remuneration
835,000	-	6,500	841,500
727,514	-	6,500	734,014
25,000	-	5,000	30,000
40,000	-	4,500	44,500
40,000	-	6,000	46,000
40,000	-	5,500	45,500
67,790	-	723	68,513
46,377	-	930	47,307
129,714	-	1,963	131,677

Key Figures of Main Subsidiaries

(In thousands of Euros unless stated)

ALLISON S.p.A.
Registered office: Padova - I
Share capital: euro 1,702,800

Assets	
Intangible assets	3,524
Tangible assets	7,616
Long-term financial assets	1,966
Inventories	27,647
Accounts receivable	33,469
Net financial debt	(27,636)
Accrued income and prepaid expenses	3,051
Liabilities	
Shareholders' equity	3,539
Provisions for contingencies and charges	1,003
Accounts payable	41,623
Accrued liabilities and deferred income	467
Statement of Income	
Revenues from sales and services	63,618
Raw, ancillary, and consumable materials	29,303
Outside services	24,789
Personnel	10,325
Amortisation/depreciation and write-downs	6,775
Net financial income (charges)	(3,967)
Net income for the year	**(9,137)**

ALLISON CANADA Inc.
Registered office: North York - Ontario - CAN
Share capital: CAD 95,000

(Thousands of Canadian dollars)	
Assets	
Intangible assets	12
Tangible assets	6
Long-term financial assets	-
Inventories	318
Accounts receivable	209
Net financial debt	(342)
Accrued income and prepaid expenses	20
Liabilities	
Shareholders' equity	(92)
Provisions for contingencies and charges	21
Accounts payable	294
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	753
Raw, ancillary, and consumable materials	378
Outside services	339
Personnel	219
Amortisation/depreciation and write-downs	5
Net financial income (charges)	5
Net income for the year	**(187)**

ALLISON EYEWEAR Inc.
Registered office: Los Angeles - CA - USA
Share capital: USD 1,500,000

(Thousands of US dollars)	
Assets	
Intangible assets	348
Tangible assets	34
Long-term financial assets	55
Inventories	780
Accounts receivable	1,327
Net financial debt	(1,407)
Accrued income and prepaid expenses	246
Liabilities	
Shareholders' equity	370
Provisions for contingencies and charges	-
Accounts payable	1,013
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	3,249
Raw, ancillary, and consumable materials	1,176
Outside services	1,781
Personnel	479
Amortisation/depreciation and write-downs	148
Net financial income (charges)	(139)
Net income for the year	**(526)**

DESIL S.p.A.
Registered office: Domegge di Cadore (BL) - I
Share capital: euro 490,400

Assets	
Intangible assets	29
Tangible assets	1,541
Long-term financial assets	63
Inventories	1,453
Accounts receivable	1,035
Net financial debt	(737)
Accrued income and prepaid expenses	9
Liabilities	
Shareholders' equity	557
Provisions for contingencies and charges	130
Accounts payable	2,247
Accrued liabilities and deferred income	8
Statement of Income	
Revenues from sales and services	2,189
Raw, ancillary, and consumable materials	939
Outside services	871
Personnel	1,039
Amortisation/depreciation and write-downs	174
Net financial income (charges)	(137)
Net income for the year	**(1,064)**

ELITE S.r.l.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 46,481

Assets	
Intangible assets	671
Tangible assets	667
Long-term financial assets	16
Inventories	13,098
Accounts receivable	12,592
Net financial debt	958
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	704
Provisions for contingencies and charges	-
Accounts payable	26,417
Accrued liabilities and deferred income	789
Statement of Income	
Revenues from sales and services	14,100
Raw, ancillary, and consumable materials	20,418
Outside services	1,187
Personnel	277
Amortisation/depreciation and write-downs	162
Net financial income (charges)	(637)
Net income for the year	**(1,452)**

EUROHOLDING FASHION S.A.
Registered office: Lussemburgo - L
Share capital: CHF 150,000

(Thousands of Swiss francs)	
Assets	
Intangible assets	23,453
Tangible assets	-
Long-term financial assets	26
Inventories	-
Accounts receivable	2,338
Net financial debt	6
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	(10,558)
Provisions for contingencies and charges	-
Accounts payable	36,379
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	934
Raw, ancillary, and consumable materials	-
Outside services	42
Personnel	-
Amortisation/depreciation and write-downs	3,842
Net financial income (charges)	(2,344)
Net income for the year	**(5,492)**

FERRÉ FINANCE S.A.
Registered office: Lussemburgo - L
Share capital: euro 125,000

Assets	
Intangible assets	841
Tangible assets	-
Long-term financial assets	206,329
Inventories	-
Accounts receivable	511
Net financial debt	(199,964)
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	(1,424)
Provisions for contingencies and charges	-
Accounts payable	127
Accrued liabilities and deferred income	9,014
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	39
Personnel	-
Amortisation/depreciation and write-downs	629
Net financial income (charges)	(4,262)
Net income for the year	**(5,453)**

FIRST N.Y. BOUTIQUE Inc.
Registered office: New York - NY - USA
Share capital: USD 1,500,000

(Thousands of US dollars)	
Assets	
Intangible assets	2,810
Tangible assets	46
Long-term financial assets	11,978
Inventories	1,950
Accounts receivable	434
Net financial debt	189
Accrued income and prepaid expenses	1,229
Liabilities	
Shareholders' equity	14,668
Provisions for contingencies and charges	-
Accounts payable	3,077
Accrued liabilities and deferred income	891
Statement of Income	
Revenues from sales and services	2,486
Raw, ancillary, and consumable materials	1,877
Outside services	496
Personnel	429
Amortisation/depreciation and write-downs	336
Net financial income (charges)	(186)
Net income for the year	**(1,840)**

FIRST P.B. BOUTIQUE Inc.
Registered office: Tallahassee - FL - USA
Share capital: USD 500,000

(Thousands of US dollars)	
Assets	
Intangible assets	308
Tangible assets	21
Long-term financial assets	89
Inventories	855
Accounts receivable	74
Net financial debt	31
Accrued income and prepaid expenses	2
Liabilities	
Shareholders' equity	(3,531)
Provisions for contingencies and charges	-
Accounts payable	4,855
Accrued liabilities and deferred income	56
Statement of Income	
Revenues from sales and services	593
Raw, ancillary, and consumable materials	743
Outside services	256
Personnel	187
Amortisation/depreciation and write-downs	52
Net financial income (charges)	(14)
Net income for the year	**(501)**

FIRST RODEO Corp.
Registered office: Beverly Hills - CA - USA
Share capital: USD 600,000

(Thousands of US dollars)	
Assets	
Intangible assets	689
Tangible assets	34
Long-term financial assets	-
Inventories	1,493
Accounts receivable	33
Net financial debt	63
Accrued income and prepaid expenses	11
Liabilities	
Shareholders' equity	(4,897)
Provisions for contingencies and charges	-
Accounts payable	7,215
Accrued liabilities and deferred income	6
Statement of Income	
Revenues from sales and services	2,666
Raw, ancillary, and consumable materials	2,398
Outside services	417
Personnel	449
Amortisation/depreciation and write-downs	81
Net financial income (charges)	(34)
Net income for the year	**(559)**

GENTRYPORTOFINO S.p.A.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 100,000

Assets	
Intangible assets	233
Tangible assets	178
Long-term financial assets	1
Inventories	1,898
Accounts receivable	4,606
Net financial debt	40
Accrued income and prepaid expenses	1,067
Liabilities	
Shareholders' equity	126
Provisions for contingencies and charges	120
Accounts payable	7,564
Accrued liabilities and deferred income	2
Statement of Income	
Revenues from sales and services	8,175
Raw, ancillary, and consumable materials	2,007
Outside services	4,487
Personnel	1,074
Amortisation/depreciation and write-downs	181
Net financial income (charges)	(414)
Net income for the year	**(1,963)**

GF MONTAIGNE S.a.s.
Registered office: Parigi - F
Share capital: euro 1,933,750

Assets	
Intangible assets	5,447
Tangible assets	31
Long-term financial assets	219
Inventories	1,458
Accounts receivable	1,035
Net financial debt	184
Accrued income and prepaid expenses	6
Liabilities	
Shareholders' equity	669
Provisions for contingencies and charges	-
Accounts payable	7,712
Accrued liabilities and deferred income	73
Statement of Income	
Revenues from sales and services	3,609
Raw, ancillary, and consumable materials	2,273
Outside services	423
Personnel	596
Amortisation/depreciation and write-downs	687
Net financial income (charges)	(428)
Net income for the year	**(732)**

GIANFRANCO FERRÉ S.p.A.
Registered office: Milano - I
Share capital: euro 6,750,000

Assets	
Intangible assets	5,765
Tangible assets	1,556
Long-term financial assets	8,295
Inventories	2,672
Accounts receivable	17,927
Net financial debt	(307)
Accrued income and prepaid expenses	8,910
Liabilities	
Shareholders' equity	8,297
Provisions for contingencies and charges	2,094
Accounts payable	33,558
Accrued liabilities and deferred income	69
Statement of Income	
Revenues from sales and services	27,453
Raw, ancillary, and consumable materials	4,203
Outside services	18,010
Personnel	4,907
Amortisation/depreciation and write-downs	1,659
Net financial income (charges)	(1,353)
Net income for the year	**(6,089)**

GIANFRANCO FERRÉ FRANCE E.u.r.l.
Registered office: Parigi - F
Share capital: euro 400,000

Assets	
Intangible assets	2,209
Tangible assets	60
Long-term financial assets	41
Inventories	1,101
Accounts receivable	342
Net financial debt	66
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	77
Provisions for contingencies and charges	-
Accounts payable	3,743
Accrued liabilities and deferred income	165
Statement of Income	
Revenues from sales and services	1,213
Raw, ancillary, and consumable materials	1,393
Outside services	110
Personnel	192
Amortisation/depreciation and write-downs	385
Net financial income (charges)	(59)
Net income for the year	**(478)**

GIANFRANCO FERRÉ HOLDINGS Inc.
Registered office: Wilmington - DE - USA
Share capital: USD 5,500,000

(Thousands of US dollars)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	29,048
Inventories	-
Accounts receivable	54
Net financial debt	8
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	29,076
Provisions for contingencies and charges	-
Accounts payable	31
Accrued liabilities and deferred income	3
Statement of Income	
Revenues from sales and services	12
Raw, ancillary, and consumable materials	-
Outside services	15
Personnel	-
Amortisation/depreciation and write-downs	-
Net financial income (charges)	9
Net income for the year	**6**

GIANFRANCO FERRÉ UK Ltd.
Registered office: London - GB
Share capital: GBP 757,686

(Thousands of Pounds sterling)	
Assets	
Intangible assets	177
Tangible assets	96
Long-term financial assets	-
Inventories	400
Accounts receivable	130
Net financial debt	39
Accrued income and prepaid expenses	462
Liabilities	
Shareholders' equity	(721)
Provisions for contingencies and charges	-
Accounts payable	2,005
Accrued liabilities and deferred income	20
Statement of Income	
Revenues from sales and services	996
Raw, ancillary, and consumable materials	906
Outside services	191
Personnel	203
Amortisation/depreciation and write-downs	61
Net financial income (charges)	(100)
Net income for the year	**(877)**

GIANFRANCO FERRÉ USA Inc.
Registered office: New York - NY - USA
Share capital: USD 1,000,000

(Thousands of US dollars)	
Assets	
Intangible assets	217
Tangible assets	77
Long-term financial assets	98
Inventories	1,772
Accounts receivable	3,687
Net financial debt	113
Accrued income and prepaid expenses	150
Liabilities	
Shareholders' equity	138
Provisions for contingencies and charges	-
Accounts payable	5,897
Accrued liabilities and deferred income	80
Statement of Income	
Revenues from sales and services	5,002
Raw, ancillary, and consumable materials	4,429
Outside services	1,011
Personnel	328
Amortisation/depreciation and write-downs	165
Net financial income (charges)	(40)
Net income for the year	**168**

GIGLI S.p.A.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 520,000

Assets	
Intangible assets	755
Tangible assets	187
Long-term financial assets	847
Inventories	1,223
Accounts receivable	3,400
Net financial debt	134
Accrued income and prepaid expenses	2,569
Liabilities	
Shareholders' equity	4,748
Provisions for contingencies and charges	-
Accounts payable	4,373
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	5,379
Raw, ancillary, and consumable materials	2,094
Outside services	6,688
Personnel	320
Amortisation/depreciation and write-downs	4,091
Net financial income (charges)	(2,272)
Net income for the year	**(7,651)**

HOBBYMARKT WASSENAAR B.V.
Registered office: Amsterdam - NL
Share capital: euro 18,160

Assets	
Intangible assets	2,007
Tangible assets	-
Long-term financial assets	12
Inventories	-
Accounts receivable	-
Net financial debt	-
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	(1,305)
Provisions for contingencies and charges	-
Accounts payable	3,325
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	15
Personnel	-
Amortisation/depreciation and write-downs	447
Net financial income (charges)	(260)
Net income for the year	**(663)**

HYPSOS S.r.l.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 104,000

Assets	
Intangible assets	101
Tangible assets	124
Long-term financial assets	1
Inventories	225
Accounts receivable	795
Net financial debt	7
Accrued income and prepaid expenses	75
Liabilities	
Shareholders' equity	137
Provisions for contingencies and charges	-
Accounts payable	1,078
Accrued liabilities and deferred income	1
Statement of Income	
Revenues from sales and services	953
Raw, ancillary, and consumable materials	267
Outside services	598
Personnel	713
Amortisation/depreciation and write-downs	72
Net financial income (charges)	(24)
Net income for the year	**(1,028)**

IBEX 2001 S.p.A.
Registered office: Milano - I
Share capital: euro 100,000

Assets	
Intangible assets	2
Tangible assets	-
Long-term financial assets	4,160
Inventories	-
Accounts receivable	13
Net financial debt	12
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	383
Provisions for contingencies and charges	-
Accounts payable	3,803
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	5
Personnel	-
Amortisation/depreciation and write-downs	1
Net financial income (charges)	-
Net income for the year	**(8)**

INTERSTYLE HOLDING S.A.
Registered office: Lussemburgo - L
Share capital: CHF 2,600,000

(Thousands of Swiss francs)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	-
Inventories	-
Accounts receivable	-
Net financial debt	3
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	(186)
Provisions for contingencies and charges	-
Accounts payable	188
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	25
Personnel	-
Amortisation/depreciation and write-downs	-
Net financial income (charges)	(5)
Net income for the year	**(33)**

IT ASIA PACIFIC Ltd. (già FAR IT Ltd.)
Registered office: Hong Kong - HK
Share capital: HK$ 500,000

(Thousands of Hong Kong dollars)	
Assets	
Intangible assets	5,764
Tangible assets	2,174
Long-term financial assets	16,217
Inventories	10,869
Accounts receivable	4,398
Net financial debt	8,764
Accrued income and prepaid expenses	1,497
Liabilities	
Shareholders' equity	36,562
Provisions for contingencies and charges	-
Accounts payable	11,321
Accrued liabilities and deferred income	1,801
Statement of Income	
Revenues from sales and services	117,061
Raw, ancillary, and consumable materials	76,614
Outside services	7,945
Personnel	12,268
Amortisation/depreciation and write-downs	3,048
Net financial income (charges)	2,261
Net income for the year	**3,987**

IT FINANCE AND TRADING B.V.
Registered office: Amsterdam - NL
Share capital: euro 4,785,160

Assets	
Intangible assets	57
Tangible assets	-
Long-term financial assets	28,191
Inventories	-
Accounts receivable	65
Net financial debt	97
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	3
Provisions for contingencies and charges	2,195
Accounts payable	26,213
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	90
Personnel	-
Amortisation/depreciation and write-downs	131
Net financial income (charges)	(1,923)
Net income for the year	**(16,372)**

IT HOLDING USA Inc.
Registered office: New York - NY - USA
Share capital: USD 200,000

(Thousands of US dollars)	
Assets	
Intangible assets	-
Tangible assets	23
Long-term financial assets	20,319
Inventories	-
Accounts receivable	5,723
Net financial debt	9
Accrued income and prepaid expenses	302
Liabilities	
Shareholders' equity	9,191
Provisions for contingencies and charges	-
Accounts payable	17,178
Accrued liabilities and deferred income	8
Statement of Income	
Revenues from sales and services	2,923
Raw, ancillary, and consumable materials	29
Outside services	355
Personnel	2,409
Amortisation/depreciation and write-downs	5
Net financial income (charges)	(10)
Net income for the year	**28**

IT RESEARCH S.c.a r.l.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 100,000

Assets	
Intangible assets	2
Tangible assets	-
Long-term financial assets	179
Inventories	-
Accounts receivable	13
Net financial debt	73
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	66
Provisions for contingencies and charges	-
Accounts payable	178
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	436
Raw, ancillary, and consumable materials	7
Outside services	376
Personnel	80
Amortisation/depreciation and write-downs	1
Net financial income (charges)	(1)
Net income for the year	**(34)**

IT USA Inc.
Registered office: New York - NY - USA
Share capital: USD 200,000

(Thousands of US dollars)	
Assets	
Intangible assets	1,463
Tangible assets	130
Long-term financial assets	18,524
Inventories	7,092
Accounts receivable	24,033
Net financial debt	1,400
Accrued income and prepaid expenses	140
Liabilities	
Shareholders' equity	24,742
Provisions for contingencies and charges	-
Accounts payable	26,309
Accrued liabilities and deferred income	1,731
Statement of Income	
Revenues from sales and services	39,305
Raw, ancillary, and consumable materials	24,176
Outside services	9,686
Personnel	1,162
Amortisation/depreciation and write-downs	874
Net financial income (charges)	(818)
Net income for the year	**2,363**

ITC S.p.A.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 2,580,000

Assets	
Intangible assets	994
Tangible assets	660
Long-term financial assets	48
Inventories	7,662
Accounts receivable	23,230
Net financial debt	61
Accrued income and prepaid expenses	7,182
Liabilities	
Shareholders' equity	11,528
Provisions for contingencies and charges	349
Accounts payable	27,250
Accrued liabilities and deferred income	13
Statement of Income	
Revenues from sales and services	33,852
Raw, ancillary, and consumable materials	17,678
Outside services	9,674
Personnel	3,993
Amortisation/depreciation and write-downs	711
Net financial income (charges)	(825)
Net income for the year	**4,438**

ITF S.p.A.
Registered office: Milano - I
Share capital: euro 5,200,000

Assets	
Intangible assets	4,432
Tangible assets	678
Long-term financial assets	3,397
Inventories	6,713
Accounts receivable	10,946
Net financial debt	(3,964)
Accrued income and prepaid expenses	4,733
Liabilities	
Shareholders' equity	4,790
Provisions for contingencies and charges	105
Accounts payable	21,784
Accrued liabilities and deferred income	77
Statement of Income	
Revenues from sales and services	26,680
Raw, ancillary, and consumable materials	12,878
Outside services	10,814
Personnel	1,766
Amortisation/depreciation and write-downs	1,694
Net financial income (charges)	(1,196)
Net income for the year	**(118)**

ITF USA Inc.
Registered office: New York - NY - USA
Share capital: USD 500,000

(Thousands of US dollars)	
Assets	
Intangible assets	386
Tangible assets	33
Long-term financial assets	23
Inventories	983
Accounts receivable	971
Net financial debt	656
Accrued income and prepaid expenses	11
Liabilities	
Shareholders' equity	(15)
Provisions for contingencies and charges	-
Accounts payable	2,941
Accrued liabilities and deferred income	136
Statement of Income	
Revenues from sales and services	4,073
Raw, ancillary, and consumable materials	2,251
Outside services	1,825
Personnel	889
Amortisation/depreciation and write-downs	200
Net financial income (charges)	(203)
Net income for the year	**(550)**

ITTIERRE S.p.A.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 38,740,000

Assets	
Intangible assets	13,363
Tangible assets	25,013
Long-term financial assets	103,996
Inventories	68,487
Accounts receivable	84,405
Net financial debt	12,954
Accrued income and prepaid expenses	47,209
Liabilities	
Shareholders' equity	104,075
Provisions for contingencies and charges	7,603
Accounts payable	219,359
Accrued liabilities and deferred income	17,133
Statement of Income	
Revenues from sales and services	468,640
Raw, ancillary, and consumable materials	150,805
Outside services	199,158
Personnel	30,529
Amortisation/depreciation and write-downs	8,030
Net financial income (charges)	(9,584)
Net income for the year	**7,139**

ITTIERRE ACCESORIES S.p.A.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 1,000,000

Assets	
Intangible assets	4
Tangible assets	-
Long-term financial assets	133
Inventories	2,289
Accounts receivable	8,007
Net financial debt	15
Accrued income and prepaid expenses	1,204
Liabilities	
Shareholders' equity	2,289
Provisions for contingencies and charges	-
Accounts payable	9,216
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	6,557
Raw, ancillary, and consumable materials	5,690
Outside services	825
Personnel	132
Amortisation/depreciation and write-downs	35
Net financial income (charges)	11
Net income for the year	**1,289**

ITTIERRE FRANCE S.A.
Registered office: Paris - F
Share capital: euro 1,458,000

Assets	
Intangible assets	114
Tangible assets	59
Long-term financial assets	3,878
Inventories	305
Accounts receivable	4,050
Net financial debt	659
Accrued income and prepaid expenses	552
Liabilities	
Shareholders' equity	2,435
Provisions for contingencies and charges	377
Accounts payable	6,804
Accrued liabilities and deferred income	1
Statement of Income	
Revenues from sales and services	27,667
Raw, ancillary, and consumable materials	23,758
Outside services	1,555
Personnel	1,855
Amortisation/depreciation and write-downs	79
Net financial income (charges)	(822)
Net income for the year	**(1,159)**

ITTIERRE MODEN GmbH
Registered office: Dusseldorf - D
Share capital: euro 64,000

Assets	
Intangible assets	100
Tangible assets	125
Long-term financial assets	1,661
Inventories	31
Accounts receivable	817
Net financial debt	799
Accrued income and prepaid expenses	162
Liabilities	
Shareholders' equity	898
Provisions for contingencies and charges	138
Accounts payable	2,629
Accrued liabilities and deferred income	30
Statement of Income	
Revenues from sales and services	21,561
Raw, ancillary, and consumable materials	18,998
Outside services	917
Personnel	669
Amortisation/depreciation and write-downs	146
Net financial income (charges)	(945)
Net income for the year	**(727)**

ITTIERRE SUISSE GmbH
Registered office: Mendirisio - CH
Share capital: CHF 250,000

(Thousands of Swiss francs)	
Assets	
Intangible assets	110
Tangible assets	53
Long-term financial assets	41
Inventories	913
Accounts receivable	25
Net financial debt	182
Accrued income and prepaid expenses	34
Liabilities	
Shareholders' equity	472
Provisions for contingencies and charges	41
Accounts payable	845
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	1,439
Raw, ancillary, and consumable materials	1,337
Outside services	95
Personnel	231
Amortisation/depreciation and write-downs	53
Net financial income (charges)	(45)
Net income for the year	**37**

M.A.C. - Manifatture Associate Cashmere S.p.A.
Registered office: Campi Bisenzio (FI) - I
Share capital: euro 2,580,000

Assets	
Intangible assets	8,471
Tangible assets	5,633
Long-term financial assets	2,590
Inventories	13,573
Accounts receivable	12,639
Net financial debt	1,900
Accrued income and prepaid expenses	6,443
Liabilities	
Shareholders' equity	2,497
Provisions for contingencies and charges	3,794
Accounts payable	42,251
Accrued liabilities and deferred income	35
Statement of Income	
Revenues from sales and services	48,368
Raw, ancillary, and consumable materials	15,328
Outside services	18,727
Personnel	9,835
Amortisation/depreciation and write-downs	13,204
Net financial income (charges)	(3,607)
Net income for the year	**(17,333)**

M.A.C. DEUTSCHLAND GmbH
Registered office: Dusseldorf - D
Share capital: euro 255,750

Assets	
Intangible assets	274
Tangible assets	121
Long-term financial assets	25
Inventories	657
Accounts receivable	351
Net financial debt	195
Accrued income and prepaid expenses	33
Liabilities	
Shareholders' equity	157
Provisions for contingencies and charges	-
Accounts payable	1,500
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	1,447
Raw, ancillary, and consumable materials	521
Outside services	539
Personnel	424
Amortisation/depreciation and write-downs	91
Net financial income (charges)	(88)
Net income for the year	**(604)**

M.A.C. FRANCE E.u.r.l.
Registered office: Paris - F
Share capital: euro 1,060,000

Assets	
Intangible assets	1,482
Tangible assets	19
Long-term financial assets	64
Inventories	1,001
Accounts receivable	56
Net financial debt	109
Accrued income and prepaid expenses	50
Liabilities	
Shareholders' equity	(830)
Provisions for contingencies and charges	42
Accounts payable	3,568
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	1,923
Raw, ancillary, and consumable materials	1,368
Outside services	216
Personnel	362
Amortisation/depreciation and write-downs	293
Net financial income (charges)	(185)
Net income for the year	**(731)**

M.A.C. MARBELLA S.L.
Registered office: Malaga - E
Share capital: euro 100,200

Assets	
Intangible assets	197
Tangible assets	51
Long-term financial assets	10
Inventories	286
Accounts receivable	5
Net financial debt	50
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	(126)
Provisions for contingencies and charges	-
Accounts payable	728
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	836
Raw, ancillary, and consumable materials	325
Outside services	79
Personnel	127
Amortisation/depreciation and write-downs	83
Net financial income (charges)	(57)
Net income for the year	**(99)**

M.A.C. BAL HARBOUR Llc.
Registered office: Tallahassee - FL - USA
Share capital: USD 489,470

(Thousands of US dollars)

Assets	
Intangible assets	189
Tangible assets	239
Long-term financial assets	51
Inventories	692
Accounts receivable	36
Net financial debt	54
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	(1,019)
Provisions for contingencies and charges	-
Accounts payable	2,245
Accrued liabilities and deferred income	34
Statement of Income	
Revenues from sales and services	815
Raw, ancillary, and consumable materials	546
Outside services	247
Personnel	259
Amortisation/depreciation and write-downs	267
Net financial income (charges)	(20)
Net income for the year	**(684)**

M.A.C. CHICAGO Llc.
Registered office: Springfield - IL - USA
Share capital: USD 722,993

(Thousands of US dollars)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	1
Inventories	-
Accounts receivable	-
Net financial debt	57
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	-
Provisions for contingencies and charges	-
Accounts payable	50
Accrued liabilities and deferred income	9
Statement of Income	
Revenues from sales and services	561
Raw, ancillary, and consumable materials	33
Outside services	186
Personnel	161
Amortisation/depreciation and write-downs	356
Net financial income (charges)	(12)
Net income for the year	**(331)**

M.A.C. CLINTON Llc
Registered office: Hartford - CT - USA
Share capital: USD 491,931

(Thousands of US dollars)	
Assets	
Intangible assets	-
Tangible assets	1
Long-term financial assets	8
Inventories	528
Accounts receivable	2
Net financial debt	44
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	183
Provisions for contingencies and charges	-
Accounts payable	394
Accrued liabilities and deferred income	6
Statement of Income	
Revenues from sales and services	459
Raw, ancillary, and consumable materials	13
Outside services	104
Personnel	123
Amortisation/depreciation and write-downs	17
Net financial income (charges)	(10)
Net income for the year	**(190)**

M.A.C. COLORADO Llc
Registered office: Denver - CO - USA
Share capital: USD 608,389

(Thousands of US dollars)	
Assets	
Intangible assets	187
Tangible assets	21
Long-term financial assets	24
Inventories	426
Accounts receivable	55
Net financial debt	55
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	(130)
Provisions for contingencies and charges	-
Accounts payable	867
Accrued liabilities and deferred income	32
Statement of Income	
Revenues from sales and services	744
Raw, ancillary, and consumable materials	519
Outside services	241
Personnel	170
Amortisation/depreciation and write-downs	45
Net financial income (charges)	(19)
Net income for the year	**(381)**

M.A.C. MADISON Llc.
Registered office: New York - NY - USA
Share capital: USD 2,980,873

(Thousands of US dollars)	
Assets	
Intangible assets	1,412
Tangible assets	190
Long-term financial assets	5
Inventories	1,631
Accounts receivable	24
Net financial debt	174
Accrued income and prepaid expenses	57
Liabilities	
Shareholders' equity	1,924
Provisions for contingencies and charges	-
Accounts payable	1,033
Accrued liabilities and deferred income	537
Statement of Income	
Revenues from sales and services	3,049
Raw, ancillary, and consumable materials	1,897
Outside services	317
Personnel	389
Amortisation/depreciation and write-downs	207
Net financial income (charges)	(80)
Net income for the year	**(801)**

M.A.C. PALM BEACH Llc.
Registered office: Tallahassee - FL - USA
Share capital: USD 437,168

(Thousands of US dollars)	
Assets	
Intangible assets	3
Tangible assets	11
Long-term financial assets	1
Inventories	573
Accounts receivable	16
Net financial debt	96
Accrued income and prepaid expenses	5
Liabilities	
Shareholders' equity	6
Provisions for contingencies and charges	-
Accounts payable	688
Accrued liabilities and deferred income	11
Statement of Income	
Revenues from sales and services	773
Raw, ancillary, and consumable materials	459
Outside services	233
Personnel	137
Amortisation/depreciation and write-downs	38
Net financial income (charges)	(20)
Net income for the year	**(204)**

M.A.C. SOHO Llc.
Registered office: New York - NY - USA
Share capital: USD 584,062

(Thousands of US dollars)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	90
Inventories	-
Accounts receivable	2
Net financial debt	-
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	-
Provisions for contingencies and charges	-
Accounts payable	87
Accrued liabilities and deferred income	5
Statement of Income	
Revenues from sales and services	760
Raw, ancillary, and consumable materials	18
Outside services	166
Personnel	151
Amortisation/depreciation and write-downs	28
Net financial income (charges)	(13)
Net income for the year	**(162)**

M.A.C. WOODBURY Llc.
Registered office: New York - NY - USA
Share capital: USD 380,191

(Thousands of US dollars)	
Assets	
Intangible assets	46
Tangible assets	3
Long-term financial assets	20
Inventories	429
Accounts receivable	2
Net financial debt	61
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	(43)
Provisions for contingencies and charges	-
Accounts payable	599
Accrued liabilities and deferred income	6
Statement of Income	
Revenues from sales and services	581
Raw, ancillary, and consumable materials	8
Outside services	131
Personnel	134
Amortisation/depreciation and write-downs	13
Net financial income (charges)	(12)
Net income for the year	**(211)**

MAGIC STYLE S.r.l.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 10,330

Assets	
Intangible assets	426
Tangible assets	118
Long-term financial assets	50
Inventories	-
Accounts receivable	178
Net financial debt	-
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	12
Provisions for contingencies and charges	-
Accounts payable	760
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	493
Raw, ancillary, and consumable materials	-
Outside services	1
Personnel	-
Amortisation/depreciation and write-downs	359
Net financial income (charges)	(72)
Net income for the year	**(208)**

M.A.C. USA Inc.
Registered office: New York - NY - USA
Share capital: USD 50,000

(Thousands of US dollars)	
Assets	
Intangible assets	69
Tangible assets	1,943
Long-term financial assets	9,162
Inventories	4,033
Accounts receivable	6,656
Net financial debt	102
Accrued income and prepaid expenses	94
Liabilities	
Shareholders' equity	7,368
Provisions for contingencies and charges	-
Accounts payable	14,613
Accrued liabilities and deferred income	79
Statement of Income	
Revenues from sales and services	7,425
Raw, ancillary, and consumable materials	6,858
Outside services	2,123
Personnel	611
Amortisation/depreciation and write-downs	1,172
Net financial income (charges)	(787)
Net income for the year	**(1,994)**

MODA BRAND HOLDING S.A.
Registered office: Lussemburgo - L
Share capital: CHF 300,000

(Thousands of Swiss francs)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	34,725
Inventories	-
Accounts receivable	-
Net financial debt	-
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	31,529
Provisions for contingencies and charges	-
Accounts payable	3,196
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	41
Personnel	-
Amortisation/depreciation and write-downs	-
Net financial income (charges)	2,326
Net income for the year	**2,243**

NUOVA ANDREA FASHION S.p.A.
Registered office: Milano - I
Share capital: euro 1,800,000

Assets	
Intangible assets	4,722
Tangible assets	1,918
Long-term financial assets	4
Inventories	2,802
Accounts receivable	2,219
Net financial debt	333
Accrued income and prepaid expenses	7
Liabilities	
Shareholders' equity	1,788
Provisions for contingencies and charges	-
Accounts payable	10,125
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	4,800
Raw, ancillary, and consumable materials	5,825
Outside services	691
Personnel	778
Amortisation/depreciation and write-downs	806
Net financial income (charges)	(322)
Net income for the year	**(2,544)**

P.A.F. - Pelletterie Artigiane Fiorentine S.r.l.
Registered office: Campi Bisenzio (FI) - I
Share capital: euro 100,000

Assets	
Intangible assets	41
Tangible assets	171
Long-term financial assets	2
Inventories	1,181
Accounts receivable	2,004
Net financial debt	20
Accrued income and prepaid expenses	817
Liabilities	
Shareholders' equity	256
Provisions for contingencies and charges	-
Accounts payable	3,960
Accrued liabilities and deferred income	1
Statement of Income	
Revenues from sales and services	2,552
Raw, ancillary, and consumable materials	2,367
Outside services	895
Personnel	471
Amortisation/depreciation and write-downs	54
Net financial income (charges)	(61)
Net income for the year	**(229)**

QUARTERMAIN Ltd.
Registered office: Hong Kong - HK
Share capital: HK$ 1,000

(Thousands of Hong Kong dollars)	
Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	-
Inventories	-
Accounts receivable	-
Net financial debt	53
Accrued income and prepaid expenses	1
Liabilities	
Shareholders' equity	(87)
Provisions for contingencies and charges	-
Accounts payable	140
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	13
Personnel	-
Amortisation/depreciation and write-downs	-
Net financial income (charges)	-
Net income for the year	**(14)**

SERVIZI MODA S.r.l.
Registered office: Pettoranello di Molise (IS) - I
Share capital: euro 94,342

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	1
Inventories	-
Accounts receivable	1,536
Net financial debt	4
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	847
Provisions for contingencies and charges	-
Accounts payable	694
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	13
Personnel	-
Amortisation/depreciation and write-downs	2
Net financial income (charges)	12
Net income for the year	**(57)**

V2I HOLDING S.A.
Registered office: Lussemburgo - L
Share capital: euro 3,235,090

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	34,809
Inventories	-
Accounts receivable	-
Net financial debt	20
Accrued income and prepaid expenses	-
Liabilities	
Shareholders' equity	4,832
Provisions for contingencies and charges	-
Accounts payable	29,996
Accrued liabilities and deferred income	-
Statement of Income	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	20
Personnel	-
Amortisation/depreciation and write-downs	-
Net financial income (charges)	929
Net income for the year	**802**

Independent Auditors' Report

TO THE FINANCIAL STATEMENTS

in accordance with article 156 of legislative decree no. 58 of February 24, 1998

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo, 17
80122 NAPOLI NA

Telefono 081 660785
Telefax 081 662752
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
IT Holding S.p.A.

1 We have audited the financial statements of IT Holding S.p.A. as at and for the year ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Reference should be made to the report dated 9 April 2003 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of IT Holding S.p.A. as at and for the year ended 31 December 2003 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 We draw your attention to the following matters:

4.1 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position and results of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

4.2 The company incurred a significant net loss of approximately € 47 million for the year ended 31 December 2003, due principally to the prudent write-down of certain shareholdings and the loan due from the subsidiary Gigli S.p.A.. Net of the tax effect, these write-downs totalled approximately € 59 million. Furthermore, the company's net financial debt is considerable and it is guarantor of a bond issued by its subsidiary Ferré Finance S.A., which does not have its own financial resources. The bond will entail repayment of approximately € 221 million in 2005.

The notes to the financial statements make reference to the information provided in the directors' discussion and analysis as to how they plan to deal with this situation. In particular, the directors have specified that the improvement in forthcoming years in the Group's results and, accordingly, in the company's, will hinge more on measures to recover profitability and efficiency than on assumptions of growth in operating volumes. They plan to achieve this recovery through a strategic refocusing on the basis of their decision to concentrate the resources of the ready-to-wear and accessories division by using owned and licensed brands - with adequate profitability and the capacity to bring in high volumes of turnover - as leverage. Furthermore, the directors intend to cover net financial debt not only by taking the above measures, but also by improving the management of working capital, controlling investments, selling non-strategic businesses and, especially, by refinancing a portion of the bond maturing in 2005 with the assistance of banks, so as to support business management and development while preventing the timing of the above events from creating financial difficulties.

4.3 The subsidiary Ittierre S.p.A. has received summons further to claims for damages on the basis of alleged breach of contract in relation to a design collaboration agreement signed prior to 31 December 1996. In this respect and with regard to any other potential litigation, reference should be made the description in the notes to the financial statements of the hold harmless agreement signed with the parent company P.A. Investments S.A. to hold harmless and indemnify IT Holding S.p.A. and its subsidiaries from any negative consequences of situations which arose before 31 December 1996.

Naples, 9 April 2004

KPMG S.p.A.

(signed on the original)

Giovanni Enrico Esposito
Director of Audit

Report of the Board of Statutory Auditors

TO THE SHAREHOLDERS' MEETING OF IT HOLDING S.P.A.

in accordance with Article 153 of Legislative Decree no. 58/98 and Paragraph 3, Article 2429 of the Civil Code.

To the shareholders,

During the year, the Board of Statutory Auditors carried out the supervisory activities required by law in accordance with the principles recommended by the Italian Accounting Profession. In preparing this report, the Board also took into consideration CONSOB communications no. 97001574 of February 20, 1997, no. 1025564 of April 6, 2001 and no. 2064231 of September 30, 2002, relating to company controls and the activities of the Board of Statutory Auditors.

In respect of the supervisory activities performed, the Board of Statutory Auditors declares the following:

- the financial statements as at and for the year ended December 31, 2003, and the consolidated financial statements at the same date, which show net losses of euro 46,933 thousand and euro 72,964 thousand, respectively, together with the notes thereto and the Directors' Discussion and Analysis, were submitted to the Board of Statutory Auditors in compliance with the provisions of the law and contain all mandatory inclusions established in the relevant legislation;

- the valuation criteria adopted in the preparation of said financial statements are consistent with those applied in the previous year. In preparing the financial statements, the Directors did not use the option to depart from the provisions of the law allowed by articles 2423 and 2423-bis of the Civil Code. The Board of Statutory Auditors has ascertained compliance with the relevant legislation of the content and layout of the company's financial statements, the consolidated financial statements and the Directors' Discussion and Analysis. In so doing, it also made reference to information received from the audit company pursuant to paragraph 2, article 150 of Legislative decree no. 58/98.

  The results of Group operations have been reclassified by geographic area, in accordance with CONSOB communication no. 98084143 of October 27, 1998;

- the directors have provided a brief description of all pending disputes in the notes to the consolidated financial statements;

- the result for the year was heavily influenced at consolidated level by the directors' decision to write-off the Romeo Gigli trademark, which was no longer considered of strategic value, and by certain changes in the consolidation area, and at statutory level by related write-downs of investments and receivables. Such write-downs, which the Board of Statutory Auditors considers the fruit of a prudent approach, are in line with the Group's decision, taken in the light of the ongoing crisis in the industry, to refocus its strategy, concentrating its resources in the ready-to-wear and accessories division, and in particular on brands with satisfactory profitability and the potential to develop high volumes of sales;

- within the extent of its authority, the Board of Statutory Auditors gathered information on and monitored compliance with the principles of correct administration, through direct observation and investigation, information obtained from department managers, and meetings with the Internal Control Committee, the Internal Control Manager and the audit company KPMG, with a view to a reciprocal exchange of relevant data and information. The Board's supervisory activities and its monitoring of transactions and business conduct did not reveal any significant matters that would need to be reported to the supervisory authorities or indicated in this report;

- on the basis of the work performed, the Board of Statutory Auditors declares that:
  - it monitored compliance with the law and deed of incorporation;
  - during its work, it noted no atypical or unusual transactions with third parties, related parties, or group companies. Ordinary transactions with group companies and related parties are adequately disclosed in the Directors' Discussion and Analysis, to which reference should be made for details on their effects on the balance sheet and income statement.
    It did not note any specific issues in relation to the appropriateness of such transactions or their consistency with the company's interests;
  - it examined all available reports of the Board of Statutory Auditors on the financial statements as at and for the year ended December 31, 2003 of the most important subsidiaries, which contained no significant irregularities;
  - during 2003, the Board of Directors met 12 times, and the Internal Control Committee met four times. The Board of Statutory Auditors met 11 times during the year and, in addition, was present at all of the Shareholders' meetings, the meetings of the Board of Directors and the Internal Control Committee;
  - on the basis of information received pursuant to paragraph 1, article 150 of Legislative Decree no. 58/98, the transactions with the greatest impact on the company's financial position and result for the year may be summarized as follows:
    - the internalization of certain Ferré brand lines that were previously licensed to third parties;
    - a trade receivable securitization agreement signed by IT Holding and Credit Lyonnais S.A. in July 2003, for a maximum of Euro 200 million, and with a five-year duration. The agreement provides for the factoring of trade receivables without recourse and involves seven Group companies.

    The Board of Directors has provided extensive information on such transactions in the Directors' Discussions and Analyses, which are attached to the statutory and consolidated financial statements, as well as in the notes thereto, to which reference should be made for further details.
    With regard to such transactions, the Board of Statutory Auditors did not note any violations of the law or the company's by-laws and is able to reasonably affirm that none of the transactions performed were clearly imprudent or risky, could potentially generate conflicts of interest, were contrary to the resolutions passed by the shareholders, or were such as to compromise the integrity of the company's assets. Furthermore, to the best of the board's knowledge, such transactions were based on concepts of economic prudence, although this should not be taken as construing an expression of the Board's opinion on the management decisions made by the Directors;

- with regard to the financial position of the company and the group, and bearing in mind the remarks made by the audit company in its report, the Board of Statutory Auditors notes that net financial debt would appear to be significant, even though the situation has improved - mainly as a result of the factoring of trade receivables without recourse as part of the securitization agreement described above.
  The board also notes that the following medium-term loans will fall due for repayment in 2005 (as reported by the directors *in the notes to the 2002 financial statements - the year in which said loans were granted - and in* those for 2003):
  - bond issue by Ferré Finance S.A., guaranteed by IT Holding S.p.A., with a value of Euro 200 million and maturing in May 2005 (we note that during the first quarter of 2004, partly using the cash arising from the sale of Ibex S.p.A., which is described below, Ferré Finance S.A. repurchased some of the bonds it had issued, thus canceling them, for a total face value of Euro 25 million. As a result, the face value of the bonds outstanding was reduced to Euro 175 million);
  - portion of the loan granted by a bank syndicate, amounting to approximately Euro 21 million and falling due in December 2005.

  The directors, as indicated in their Discussion and Analysis, have adopted a strategy aimed at reducing net financial debt by the end of 2004, which focuses on improving the management of working capital, investment control and the sale of non-strategic assets. In March 2004, as part of this plan, the company finalized the sale of the investment it held in Ibex S.p.A. (parent company of ITF S.p.A., which operates in the perfume sector), thus generating proceeds of Euro 31.5 million.

The directors are also of the opinion that the improvement of net financial debt will be facilitated by the above-mentioned refocusing of the business strategy on areas of business that have demonstrated satisfactory profitability and the potential to develop high volumes of sales.

The Group is currently planning transactions to refinance the loans falling due, with a view to sustaining business management and development, while preventing the timing of the above events from creating financial tension.

- in respect of the adequacy of the administrative-accounting system and its reliability to correctly represent management activities, the Board of Statutory Auditors carried out its supervisory activities, which included an analysis of the work performed by the audit company, and ascertained the implementation of a complex program of rationalization aimed at improving efficiency and optimizing costs. The program includes the centralization of the group's administrative and accounting functions within a service center managed by Ittierre S.p.A., the concentration of all the subsidiaries active in the ready-to-wear and accessories division under the control of Ittierre S.p.A., and the concentration of all direct distribution activities under the Dutch sub-holding company.

  Particularly in light of the above changes, the Board of Statutory Auditors recommends strengthening the administrative department, especially the Group Service Center.

  The Board considers the instructions the company gave to its subsidiaries to fulfil the disclosure requirements laid down by point 2 of article 114 of Legislative decree no. 58/98;

- the Board of Statutory Auditors has checked the adequacy of the internal control system. During the year, the internal control department reported to the Internal Control Committee, which is composed of three independent directors, on a regular basis, while the matters handled by the Internal Control Committee included legislation governing the companies' administrative liability (Legislative Decree no. 231/2001), the preparation of an organizational manual that contained a matrix showing powers and functions, the principal issues relating to the internal control environment, and the preparation of a draft service agreement in respect of the setting up of a Group Service Center within the subsidiary Ittierre S.p.A.. The Board gathered information relating to the activities carried out by the internal control department on a regular basis, through a number of meetings with the internal control manager, and obtained all the necessary documentation, which revealed no significant issues.

  Despite appreciating the effort and improvements it observed, the Board of Statutory Auditors believes that the Internal Control Department is undersized, as mentioned to the Board of Directors and the Internal Control Committee and indicated in the report of the Board of Statutory Auditors in the 2002 financial statements. It therefore recommends that the department be expanded to the extent necessary for the company and group to deal with the backlog of work that has accumulated in this respect;

- with a view to increasing compliance with the principles of correct administration, the company further updated its overall corporate governance structure to achieve compliance with the Code of Conduct for listed companies. The current situation may thus be summarized as follows:
  - the by-laws comply with Legislative Decree no. 58/1998;
  - the company declares that two of the six members of the Board of Directors are Executive Directors and that the other four are Non-executive Directors, of which three can be considered "independent" pursuant to article 3 of the Code of Conduct;

- article 23 of the by-laws provides for the appointment of statutory auditors using lists presented by the shareholders, in order to ensure that at least a statutory auditor and an alternate auditor is chosen from the minority shareholders' list;
- the company has set up a Remuneration Committee and an Internal Control Committee; a company Code of Ethics and Internal Dealing Code of Conduct have also been prepared, in compliance with the regulations issued by Borsa Italiana S.p.A., while the previous Regulation for ordered and functional shareholders' meetings has already been adopted;
- in accordance with the Stock Exchange Rules, the 2004 Corporate Events Calendar has been published, in which dates are scheduled for the most significant events taking place in 2004;
- with regard to the transition to the International Financial Reporting Standards (IFRS), the company has already assigned specific resources the responsibility for identifying all the changes to the current accounting policies that will have to be implemented.

- the Board of Statutory Auditors did not receive any complaints pursuant to article 2408 of the Civil Code during the year;

- during the year, the Board of Statutory Auditors expressed its opinion in respect of the award of the engagement for the audit of the financial statements for the three-year period 2003-2005, in accordance with Legislative decree no. 58/1998;

- the report issued by the audit company KPMG S.p.A., in accordance with article 156 of Legislative Decree no. 58/98, states that the parent company and consolidated financial statements comply with the Italian regulations governing their preparation; they are therefore clearly stated and give a true and fair view of the financial position and results of the company and group. During the meetings held in accordance with paragraph 2, article 150 of Legislative Decree no. 58/98, the audit company did not bring up any exceptions in relation to matters falling under its remit.

  Furthermore, no engagements other than the audit have been assigned to the audit company, or assigned to individuals having ongoing relations with such company, with the exception of checks performed on certain covenants relating to a loan agreement, fees for which were fixed at approximately Euro 5,000.

The Board of Statutory Auditors notes that it will be necessary to appoint a new member of the Board of Directors to replace the late Professor Claudio Dematté.
We submit for your approval the proposal to renew the authorization to purchase and sell treasury shares for a period of 18 months, with the terms and conditions described in the related report. The Board of Statutory Auditors has no observations to make in respect of such proposal.

In consideration of the above comments and the audit reports of KPMG S.p.A. on both the statutory and consolidated financial statements, the Board of Statutory Auditors is in favor of your approval of the financial statements as at and for the year ended December 31, 2003 as they stand.

Rome, April 13, 2004

Board of statutory auditors
Mr. Mario Guerrisi
Mr. Simone Feig
Mr. Marco Rigotti

Company headquarters	IT Holding S.p.A. Corso Monforte, 30 20122 Milano - Italia Tel. +39 02763039.1 Fax +39 02780016
Registered office	IT Holding S.p.A. Zona Industriale 86090 Pettoranello di Molise (IS) Italia Tel. +39 0865446.1 Fax +39 0865460290
IT Holding shares	IT Holding shares are listed on Milano Stock Exchange ITH IM (Bloomberg) ITH.MI (Reuters), ISIN IT0001165049, (NASD: ITHJY, Cusip 450473202)
Annual General Meeting	May 6, 2004
Financial results	IT Holding releases its quarterly financial results also on www.itholding.com
Analysts and Investors	Securities analysts and investors should contact the Investor Relations Officer Giovanni Paese giovanni_paese@itholding.it
Financial Media	Financial media should contact: Federico Steiner f.steiner@barabino.it Niccolò Moschini n.moschini@barabino.it Barabino & Partners Foro Buonaparte, 22 20121 Milano - Italia Tel. +39 0272023535 Fax +39 028900519
Independent Auditors	KPMG S.p.A. Via F. Caracciolo, 17 80122 Napoli - Italia Tel. +39 081660785 Fax +39 081662752

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman and Chief Executive Officer	Tonino Perna
Executive Deputy Chairman	Luca Giuseppe Solca
Directors	Antonio Di Pasquale
	Bruno Assumma
	Claudio Dematté
	Salvatore Vicari

Board of Statutory Auditors

Chairman	Mario Guerrisi
Statutory Auditors	Simone Feig
	Marco Giuseppe Maria Rigotti
Alternate Auditor	Valerio Pier Giuseppe Piacentini

MAIN BUSINESS PREMISES

IT Holding S.p.A.	Corso Monforte, 30 20122 Milano - Italia Tel. +39 02763039.1
IT Holding Comunicazione	Via Serbelloni, 2 20122 Milano - Italia Tel. +39 02763033.1
Gianfranco Ferré S.p.A.	Via Pontaccio, 21 20123 Milano - Italia Tel. +39 0272134.1
Ittierre S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS) Italia Tel. +39 0865446.1
M.A.C. - Manifatture Associate Cashmere S.p.A. (Malo)	Via Gattinella, 6 50010 Campi Bisenzio (FI) - Italia Tel. +39 05587317.1
Allison S.p.A.	Via Prima Strada, 35 Zona Industriale 35129 Padova - Italia Tel. +39 0498844.111
ITC S.p.A.	Via Stendhal, 33 40128 Bologna - Italia Tel. +39 0514167.811

SHOWROOMS FOR OWNED BRANDS COLLECTIONS

* Directly Operated Showrooms

Gianfranco Ferré

Via Pontaccio, 21
20123 Milano
Italia
Tel. +39 0272134.1*

Extè

Via Serbelloni, 1
20122 Milano
Italia
Tel. +39 0276209.1*

IT HOLDING DIRECTORY

Malo

Via Archimede, 26
20129 Milano
Italia
Tel. +39 02738970.1*

Am Binnenwasser, 5
40474 Düsseldorf
Deutschland
Tel. +49 211439160*

712 5th Avenue - 26th Floor
New York, NY 10019
U.S.A.
Tel. +1 2125816400*

SHOWROOMS FOR YOUNG LINES

D&G DOLCE & GABBANA

VERSUS

VERSACE JEANS COUTURE

JUST CAVALLI

GIANFRANCO FERRÉ JEANS

* Directly Operated Showrooms

ITTIERRE France
92, Avenue des Champs Elisées
75008 Paris
France
Tel. +33 142894818*

ITTIERRE Moden
Karl Arnold Platz, 2
40474 Düsseldorf
Deutschland
Tel. +49 211439140*

Cante Agenzia Moda
Fashion Atrium
Ingolstaedterstrasse, 44
80807 München
Deutschland
Tel. +49 8935651668

IT USA
712 Fifth Avenue - 27th Floor
10019 New York
U.S.A.
Tel. +1 2122654166*

IT Asia Pacific
Entertaiment Building
30 Queen's Road Central
Hong Kong
China
Tel. +852 21696100

Mitsui
Head Office Tktfo Section 2
2-1, Ohtemachi 1 Chome
Chiyoda Ku - Tokyo
Japan
Tel. +81 332856248

ITTIERRE UK
29, Portland Place
London W1B 1QB
U.K.
Tel. +44 2078788600

ITTIERRE Milano
Via Serbelloni, 1
20122 Milano
Tel. 0276209.1*

ITTIERRE Roma
Palazzo Conti Tonini
Via Antonio Bertoloni, 2
00197 Roma
Tel. 06809109.1/2*

D&G
Piazza Umanitaria, 2
20122 Milano
Tel. 0254185.1

Giulietta Martelli
Via Indipendenza, 67
40121 Bologna
Tel. 051253337

Biessedue
Via Baracca, Trav. Priv. De Salvo
Palazzo Saturno
89100 Reggio Calabria
Tel. 0965894081

Bartolo Bonavoglia Group & Company
Via Ruggero VII, 9
Palazzo Galati
90100 Palermo

ITTIERRE Napoli
Riviera Di Chiaia, 256
80121 Napoli
Tel. 0817643905*

ITTIERRE Vicenza
Contrà Porti, 17
36100 Vicenza
Tel. 0444320139/322963*

Studio Target
Piazza Lagrange, 1
10124 Torino
Tel. 011531002

ITTIERRE Bari
Via Rodolfo Redi, 3
70124 Bari
Tel. 0805615653*

ITTIERRE Palermo
Piazza Verdi, 6
90138 Palermo
Tel. 0916116404*

Modeagentur Ianiz Corica
General Wille Strasse, 59
08706 Feldmeilen
Schweiz
Tel. +41 438441212

Fashion Club 70
Ijerlaan 54/56
02060 Antwerpen
Belgium
Tel. +32 32211010

E. Pagoni
316 Vouliagmenis Av.
17343 Atene
Greece
Tel. +30 2109765700

Lakis Gavalas
Kifissias, 231
1461 Kifissia - Athens
Greece
Tel. +30 18084731

Iriarte Trading Fashion
Calle De Sagasta 27, 1° Dcha
28010 Madrid
España
Tel. +34 915940233

Porto Fora De Horas
Rua Oscar De Silva, 125
Leca Da Palmeira - Oporto
Portugal
Tel. +351 229994400

IT UK
Liscartan House - 2nd floor
127-131 Sloane Street
Londra SW1X 9BA
Tel. +44 2077306665

Sportina Bled D.O.O.
Alpska, C 43
4248 Lesce
Slovenia
Tel. +38 645370017

Aco Modeagentur
Müllner Hauptstrasse, 1
5020 Salzburg
Österreich
Tel. +43 662442444

Nick Mascitelli Imports
13 - 15, Levey Street
20080 Chippendale NSW
Australia
Tel. +61 293193199

Zestland PTY Ltd.
Level 1,
161 Elizabeth Street
Sydney
NSW 2000
Australia
Tel. +61 292999752

Linea Magna
Durango 225, 4to Piso
Colonia Roma
06700 Mexico D.F.
Mexico
Tel. +52 5552074945

Damiano Collezioni
151 Bloor street West, Suite 1100
M5r1g Toronto - Ontario
Canada
Tel. +1 4169285004

* Directly Operated Stores

Gianfranco Ferré Boutiques

Via Sant'Andrea, 15
20121 Milano
Tel. 02790406*

La Passeggiata
07020 Porto Cervo (SS)
Tel. 078992539*

Via Camerelle, 14
80073 Capri (NA)
Tel. 0818377501*

Via Santa Teresa, 6
10121 Torino
Tel. 011547519

Corso Garibaldi, 57
89100 Reggio Calabria
Tel. 096527281

29, Sloane Street
W1YA London
U.K.
Tel. +44 2078389576*

44, Avenue George V
75008 Paris
France
Tel. +33 149520274

51, Avenue Montaigne
75008 Paris
France
Tel. +33 142899091*

67 La Croisette
06400 Cannes
France
Tel. +33 493942801*

Park Palace
27 Avenue de la Costa
98000 Montecarlo
Principauté de Monaco
Tel. +377 93256105

6, Rue Ceard
1204 Genève
Suisse
Tel. +41 223184898

Maximilianhöfe
Maximilianstrasse, 11
Munich
Germany
Tel +49 8923685899*

Local Comercial N 1
Muelle Levante
Urbanisación Los Granados
29660 Puerto Banus
Marbella
España
Tel. +34 952813650

Maysedergasse, 4a
1010 Wien
Österreich
Tel. +43 15134663

Vitosha Street, 17
1000 Sofia
Tel. +359 02981219

Kusnetzky Most, 19
103031 Moscow
Russia
Tel. +7 0959212973

Pr. Krasnoarmeiska, 37
620075 Ekaterinburg
Russia
Tel. +7 3432566994

2700 Collins Avenue
Suite 150,
Bal Harbour, FL 33155
U.S.A.
Tel. +1 3058686117*

270 North Rodeo Drive
Beverly Hills, CA 90210
U.S.A.
Tel. +1 3102733211*

870 Madison Avenue at 71st Street
New York, NY 10021
U.S.A.
Tel. +1 2127175430*

Yama Centre
Prince M. Bin Abdul Aziz Street
(Tahlia)
21432 Jeddah
Saudi Arabia
Tel. +996 26608121

Al Khayyat Centre
Tahlia Street
21432 Jeddah
Saudi Arabia
Tel. +996 26612919

Salem Mubarak Street
Mariam Mall
Salmiya
Kuwait
Tel. +965 5744332

La Porte East
9-1 Oharamachi
Ashiya, Hyogo
Japan
Tel. +81 797323651

Imperial Plaza
B1F 1-8-40
Temmabashi
Kita-Ku
Osaka
Japan
Tel. +81 668811223

2-1, Suidocho
Kumamoto
Japan
Tel. +81 963596991

Kokusai Bldg.
3-1-1 Maronouchi
Chiyoda-Ku
Tokyo
Japan
Tel. +81 332115705

Changchun Charter Times Square
Dept. Stores
8/F, Block A
99 Chongqing Road, Jilin
Changchun
China
Tel. +86 4318922555

Palace Hotel
8 Goldfish Lane
Wangfujing 100006
Beijing
China
Tel. +86 1065128899

Marriott Hotel
388 Qing Nian Street
Heping District
Shenyang
China
Tel. +86 2423997655

New World Department Store
403 Huayuan Street
Nangang District
Harbin
China

Lot G-28, Ground Floor
Suria KLCC
Kuala Lumpur City Centre
50250 Kuala Lumpur
Malaysia
Tel. +60 323822898

GF Ferré Boutiques

Piazza di Spagna, 70
00187 Roma
Tel. 066791451

San Marco, 1307
Calle Vallaresso
30124 Venezia
Tel. 0415205733

Ango Fashion BV
Van Barlestrat, 7
1071 Amsterdam
The Netherlands
Tel. +31 206762987

9700 Collins Avenue
Bal Harbour, FL 33154
U.S.A.
Tel. +1 3058661460

Tumon Sands Plaza
Tumon, GU 96911
U.S.A.
Tel. +1 671 6460428

Mandalay Place
3950 Las Vegas Boulevard South
Store # 1507
Las Vegas, NV 89119
U.S.A.
Tel. +1 7026329354

2, Core Pacific City Living Mall
1F, No. 138, sec. 4
Pa Deh Road
Taipei
Taiwan
Tel. +886 237621317

Plaza Indonesia
1st Floor no. 142-143
Jakarta
Indonesia
Tel. +62 213107541

Charter Time Square
99 Chongqing Road
Changchun
China
Tel. +86 4318924198

Mercato Mall
Jumeira
Dubai
U.A.E.
Tel. +971 43440895

Malo Boutiques

Corso Magenta, 17
25122 Brescia
Tel. 0303758158

Via Carducci, 51/B
55042 Forte dei Marmi (LU)
Tel. 0584874012*

Calata Marconi, 16
16034 Portofino (GE)
Tel. 0185269510*

Corso Italia, 56
32043 Cortina d'Ampezzo (BL)
Tel. 04365861*

Via della Spiga, 7
20121 Milano
Tel. 0276016109*

Aeroporto di Malpensa Milano (Duty Free)
Terminal 1
Tel. 0274867247

Via Borgognona, 5
00187 Roma
Tel. 066791331*

Terminal A (Duty Free)
Aeroporto di Fiumicino Roma
Tel. 0665952601

Terminal B (Duty Free)
Aeroporto di Fiumicino Roma
Tel. 0665956058

Galleria Cavour, 2/E
40100 Bologna
Tel. 0516569667*

Via Cafelati, 61
70100 Bari
Tel. 0805249669

Piazzetta del Cervo, 3
07020 Porto Cervo (SS)
Tel. 0789909025*

Via del Molo
07020 Porto Rotondo (SS)
Tel. 078934929*

Via Roma, 65
11013 Courmayeur (AO)
Tel. 0165842266*

Via Vittorio Emanuele, 11
80073 Capri (NA)
Tel. 0818370479

Corso Italia, 262
95100 Catania
Tel. 095371292

San Marco, 2359
Calle delle Ostreghe
30124 Venezia
Tel. 0415232162

Via Zanardelli, 2
70059 Trani
Tel. 0883595257

Piazza Guglielmo Marconi, 20
46100 Mantova

12, Avenue Montaigne
75008 Paris
France
Tel. +33 147202608*

10, Rue François Sibilli
83990 Saint Tropez
France
Tel. +33 494977977*

Maximilianstrasse, 34
80539 München
Deutschland
Tel. +49 8922802959*

Gurtstig, 34
25980 Keitum - Sylt
Deutschland
Tel. +49 4651936465

Boulevard Principe Alfonso von Hohenlohe s/n
29600 Marbella
España
Tel. +34 952924163*

Rua Castilho, 59
1250 Lisboa
Portugal
Tel. +351 213862823

Platza del Mulin, 4
7500 Sankt Moritz
Schweiz
Tel. +41 818338850

520 East Durant St.
Aspen, CO 81611
U.S.A.
Tel. +1 9709253111*

9700 Collins Avenue Store B136
Bal Harbour, FL 33154
U.S.A.
Tel. +1 3058610600*

814 Madison Avenue at 68th Street
New York, NY 10021
U.S.A.
Tel. +1 2123964721*

228 Worth Avenue
Palm Beach, FL 33480
U.S.A.
Tel. +1 5616553312*

8-6-24 Ginza
Chuo-Ku, 104-0061 Tokyo
Japan
Tel. +81 355375411

4-1 Kioicho
Chioda-Ku, 101-0094 Tokyo
Japan
Tel. +81 352763831

2-5-25 Umeda
Kita-ku, 530-0001 Osaka
Japan
Tel. +81 647965362

Parizska 5
110 00 Prague
Czech Republic
Tel. +42 0222314315
Fax +42 0222314315

Hotel Shilla
202, 2-Ga. Jang Chung Dong
Chung-Ku
Seoul
Corea
Tel. +82 222303607

SKM
B3F Coex International
159 Samsung Dong
Kangnam-Ku
Seoul
Corea
Tel. +82 234849855

Extè Boutiques

Via della Spiga, 6
20121 Milano
Tel. 02783050*

D&G Boutiques

Pacific Place
Shop 241, Level 2
88 Queensway
Hong Kong
China
Tel. +852 28016827*

Harbour City
Shop G109
Canton Road
Tsimshatsui Kowloon
Hong Kong
China
Tel. +852 27307900*

Versus Boutiques

Harbour City
G108 Tsimshatsui Kowloon
Hong Kong
China
Tel. +852 27360323*

IT Store

Corso Mazzini, 169
87100 Cosenza
Tel. 098427583

Via Mazzini, 3
55042 Forte dei Marmi (LU)
Tel. 058481042

Corso Nicotera, 24/26
88046 Lamezia Terme (CZ)
Tel. 096825297

Via Avrese, 14
35047 Legnago (VR)
Tel. 044223640

Via Appia Nuova, 2
00183 Roma
Tel. 0670450782

Corso Cavour, 103
28041 Arona (NO)
Tel. 0322240076

Corso Italia, 146/148
80065 Sant'Agnello (NA)
Tel. 0818785711

Via Bastione, 23
54100 Massa (MS)
Tel. 058543705

Furama Hotel
60 Renmin Road
Zhong Shan District
Dalian
China
Tel. +86 4112812149

New World Department Store
Shop No. 02, 1/F
200 Tian Jin Street
Zhong Shan District
Dalian
China
Tel.+86 4112537403

Lane Crawford
Shop No. 209-210
167 Zhongyang Street
Harbin
China
Tel. +86 4514656392

403 Huayuan Street
Nangang District
Harbin
China
Tel. +86 4512831479

IT Holding Investor Relations Department and
IT Holding Comunicazione
edited this Annual Report.

Printed by: Abete Donnelley Financial - IPF
May 2004